As filed with the Securities and Exchange Commission on March 7, 2014

Registration No. 333-192999

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PARAGON OFFSHORE LIMITED

(Exact name of registrant as specified in its charter)

England and Wales	1381	98-1146017
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Devonshire House, 1 Mayfair Place

London W1J 8AJ

England

+44 20 3300 2300

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

James A. MacLennan

Devonshire House, 1 Mayfair Place

London W1J 8AJ

England

+44 20 3300 2300

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

David L. Emmons	Andrew R. Keller
Hillary H. Holmes	Simpson Thacher & Bartlett LLP
Baker Botts L.L.P.	425 Lexington Avenue
910 Louisiana Street	New York, New York 10017
Houston, Texas 77002	(212) 455-2000
(713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 7, 2014

PROSPECTUS

Ordinary Shares

This is the initial public offering of ordinary shares of Paragon Offshore Limited. We are offering              ordinary shares. No public market currently exists for our ordinary shares.

We intend to apply to list our shares on The New York Stock Exchange under the symbol “PGN.”

We anticipate that the initial public offering price will be between $             and $             per share.

Following the completion of this offering and related transactions, Noble Corporation plc, our ultimate parent company, will continue to own a majority of our outstanding shares. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of The New York Stock Exchange.

Investing in our shares involves risks. See “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters the option to purchase up to              additional shares on the same terms and conditions set forth above if the underwriters sell more than                  shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2014.

Barclays	Deutsche Bank Securities	J.P. Morgan

Prospectus dated                     , 2014.

[Inside cover artwork.]

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We have not, and the underwriters have not, authorized anyone to provide you with any additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our shares only in jurisdictions where such offers and sales are permitted. Our business, financial condition, results of operations and prospects may have changed since the date of the applicable document.

i

Market, Industry and Other Data

The market data and other statistical information used throughout this prospectus is based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some market data and other statistical information is also based on our good faith estimates, which are derived from management’s review of internal data and information, as well as the independent sources listed above. We believe that these external sources and estimates are reliable, but we have not independently verified the external sources.

ii

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning our business, our shares or other information that may be important to you. You should carefully review this entire prospectus, including the “Risk Factors” section and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this summary constitute forward-looking statements. Please read “Cautionary Statement Concerning Forward-Looking Statements.”

As used in this prospectus, unless the context otherwise indicates, references to “our business,” “we,” “our” or “us” or similar terms, (a) when used in the historical context, refer to the standard specification drilling business (as defined below) as owned and operated by Noble (as defined below), which business is our Predecessor for accounting purposes, and (b) when used in the present or future context, refer to Paragon Offshore Limited, a limited company incorporated under the laws of England and Wales (or, following the conversion that will take place prior to the commencement of this offering, Paragon Offshore plc), or Paragon Offshore, together with, where appropriate, its consolidated subsidiaries after the completion of the Transactions (as defined below). “Noble” refers to Noble Corporation plc, a public limited company incorporated under the laws of England and Wales (NYSE: NE) and its subsidiaries. We refer to the ownership and operation of the standard specification offshore drilling rigs and related assets and liabilities of Noble as the “standard specification drilling business.” Our business will include all of Noble’s standard specification drilling business other than three rigs to be retained by Noble. Please read “Business—Our Fleet.” Unless otherwise indicated or the context otherwise requires, the information contained in this prospectus assumes the completion of the Transactions we expect to consummate prior to or in connection with the closing of this offering.

Our Company

We are the leading pure-play global provider of standard specification offshore drilling rigs by operating revenues. Our drilling fleet consists solely of standard specification rigs and includes 34 jackups and eight floaters (five drillships and three semisubmersibles). This focus on a single specification supports our strategy to deliver our services in an efficient and cost-effective manner. Our primary business is to contract our rigs, related equipment and work crews to conduct oil and gas drilling and workover operations for our exploration and production, or E&P, customers on a dayrate basis around the world.

We believe that the scale of our geographically diverse fleet, well-established customer relationships and multi-year contract backlog position us to take advantage of strong market dynamics in the offshore drilling industry. We operate in significant hydrocarbon-producing geographies throughout the world, including Mexico, Brazil, the North Sea, West Africa, the Middle East, India and Southeast Asia. Our current shallow water, midwater and deepwater operations span 11 countries on five continents and provide services to approximately 19 customers. We have well-established relationships with many of our customers, including Petróleo Brasileiro S.A., or Petrobras; Petróleos Mexicanos, or Pemex; Oil and Natural Gas Corporation Limited, or ONGC; Total S.A., or Total; Nexen Energy ULC, or Nexen; and Centrica plc, or Centrica. In addition, in the five-year period ended December 31, 2013, 23 of our rigs have worked an average of approximately 4.6 years for their current customers. As of December 31, 2013, our pro forma contract backlog was over $3.0 billion and included contracts with leading national, international and independent oil and gas companies. Over 75% of our pro forma contract backlog is attributable to customers with investment grade ratings.

We classify all rigs as either “high specification” rigs or “standard specification” rigs. Our rig classification is based on a number of factors, including age, technological capabilities, size, water depth and load capacity. Standard specification rigs are generally 15 or more years old, have a “hook load,” or derrick hoisting capacity, of less than two million pounds, and have drilling equipment operated by mechanical, rather than electronic, means. Standard specification jackups are generally capable of operating in water depths of up to 390 feet. Standard specification drillships and semisubmersibles are generally capable of operating in water depths of up to 7,500 feet, conducting a single drilling procedure (as compared to a dual-activity or other dual-derrick rigs, which may conduct multiple well-related operations simultaneously) and use moorings or a less advanced dynamic positioning system to maintain position while drilling. Standard specification rigs operate in the same worldwide markets and environments as high specification rigs, subject to their technical capabilities.

We have one of the largest diversified fleets of standard specification offshore drilling rigs in the world. Our jackups provide drilling services in shallow water with capabilities up to a maximum water depth of 390 feet. All of our jackups are independent leg and cantilevered, or ILC, which provides customers greater operational flexibility than some other jackup designs, such as mat-slot, mat-cantilever and independent-slot jackup designs. Seven of our jackups are also capable of operations in harsh environments, which typically command higher dayrates than operations conducted in other environments. Our drillships and semisubmersibles, which we refer to collectively as “floaters,” provide drilling services in midwater and deepwater, with capabilities up to a maximum water depth of 7,200 feet. Noble has actively invested in our assets through a disciplined capital expenditure program, spending a total of approximately $1.8 billion since January 1, 2010 to refurbish, upgrade and extend the lives of our rigs. We believe that Noble’s consistent investment in our fleet has allowed us to provide safe, reliable and effective offshore drilling services for our customers and has made our rigs more competitive in the global marketplace.

Our pro forma operating revenues were $1.70 billion and $1.35 billion for the years ended December 31, 2013 and 2012, respectively. Our pro forma operating income was $345 million and $115 million for the years ended December 31, 2013 and 2012, respectively. For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

Our Market Opportunity

We believe the following trends in the oil and gas industry will support our contract drilling services business:

•

Global energy demand is expected to continue to increase. According to the International Energy Agency, or IEA, the total global energy requirement is expected to grow to approximately 349 million barrels of oil-equivalent, or BOE, per day in 2035, increasing the demand for oil and gas by approximately 27% from 2011 levels. We believe an overall continued rise in the demand for energy, coupled with natural production decline rates from producing oil and gas reserves, correlates with positive demand for contract drilling services.

•

Global E&P spending has increased and a significant portion of future spending is expected to be in water depths we serve. According to Cowen and Company, global E&P capital spending (onshore and offshore) increased from approximately $328 billion in 2003 to over $660 billion in 2013. Oil and gas consultancy Infield Systems Ltd., or Infield, predicts that global offshore E&P spending between 2013 and 2017 in water depths of less than 4,900 feet will total more than $400 billion, representing approximately 74% of the global offshore E&P capital spending. We believe this E&P spending will continue to increase and we will benefit from increased E&P activity offshore.

•

Significant oil and gas reserves are present offshore. The 2013 BP Statistical Review of World Energy estimates that current worldwide proved oil and gas reserves total approximately 2.9 trillion BOE. Many regions in which we have an operating presence, such as Mexico, Brazil, the North Sea, West Africa and the Middle East, have major offshore hydrocarbon producing basins which contribute to the proved reserve base. Infield predicts that more than 1,335 new offshore fields will be brought on-stream between 2013 and 2017 with more than 60% of these fields in water depths less than approximately 4,900 feet. We believe that this activity will create exploration and development work opportunities for our rigs.

•

Oil prices have supported investment in the offshore E&P industry. Over the past decade, on an inflation-adjusted basis, West Texas Intermediate, or WTI, oil prices have increased from approximately $30 per barrel to more than $90 per barrel and have exceeded $100 per barrel multiple times. According to IEA, oil production costs for conventional oil developments, including shallow water and deepwater resources, range from approximately $10 to $70 per barrel. We believe oil prices would have to decrease significantly from current levels for a meaningful period of time before offshore drilling activity, particularly in shallow water, would be materially impacted.

•

We expect the customer base for offshore drilling services to continue to include national, international and independent oil and gas companies. Offshore oil and gas E&P activities are conducted by national, international, and independent oil and gas companies. Offshore E&P activity is a core focus of many of these companies given the attractive full-cycle break-even prices for economic production of offshore oil developments. We believe the variety of types of companies with diverse strategies engaged in offshore oil and gas E&P activities provides us an attractive current and future customer base, making the demand for our services more predictable.

•

The jackup market is robust. According to RigLogix, for the month of February 2014, global utilization of non-U.S. standard specification ILC jackups was approximately 83%, with an average dayrate of $111,000. These statistics represent increases in both utilization and dayrates since 2011 and reflect ongoing demand for standard specification jackups in the global marketplace despite an increase in supply from the delivery of 71 new ILC jackups between 2011 and 2013. We believe that we are well-positioned to benefit from this demand given our geographically diverse and well-maintained fleet and its history of operating safety.

•

The industry is fragmented and may present acquisition opportunities. The offshore drilling industry is a large and highly fragmented industry comprising more than 100 offshore drilling contractors of which no single contractor has a dominant market share. A number of these contractors may consider divesting some or all of their standard specification rigs, and we believe this market environment may present an opportunity to expand our fleet through value-adding, accretive acquisitions of capable standard specification rigs.

Our Fleet

Our drilling fleet consists solely of standard specification rigs. Our rigs are widely deployed in the global offshore drilling rig market. Our rigs feature proven, reliable technology and processes, utilizing mechanical features with lower operating costs compared to newer, higher specification units. Within their given water depth capabilities, our rigs are suitable for the majority of our customers’ offshore drilling operations.

Our total fleet comprises 42 standard specification offshore drilling rigs, including 34 jackups, eight floaters (five drillships and three semisubmersibles) and one floating production storage and offloading unit, or FPSO. We also provide drilling and maintenance services (but do not provide a rig) on the Hibernia Project in the Canadian Atlantic under a five-year contract with a joint venture in which ExxonMobil Corporation, or Exxon, is the primary operator.

The following charts illustrate pro forma operating revenues generated by our jackups and floaters for the year ended December 31, 2013, and our pro forma contract backlog attributable to our jackups and floaters as of December 31, 2013.

Jackups are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established for support. All of our jackups are ILC jackups, allowing each leg to be raised or lowered independently of any other, and permitting the drilling platform to be extended out from the hull to perform drilling or workover operations over certain types of preexisting platforms or structures. We believe these design features provide greater operational flexibility and are generally considered more desirable than alternative designs. Our jackups are capable of drilling in water depths of up to 390 feet. Twenty-one of our 34 jackups can operate in water depths of 300 feet or greater. Seven of our jackups are capable of operating in harsh environments.

Drillships are self-propelled vessels that maintain their position over the well through the use of either a computer-controlled dynamic positioning system or a fixed mooring system. Our drillships are capable of drilling in water depths of up to 7,200 feet.

Semisubmersibles are floating platforms which, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the hull is below the water surface during drilling operations in order to improve stability. Our semisubmersibles maintain their position over the well through the use of a fixed mooring system. Our semisubmersibles are capable of drilling in water depths of up to 4,000 feet.

Our Competitive Strengths

We believe we have a number of competitive strengths that will allow us to execute our business strategies successfully:

•

Significant scale, size and expertise. We are one of the world’s largest contractors of standard specification offshore drilling rigs. We are one of the primary providers of jackups in Mexico, the North Sea and West Africa and a substantial provider of floaters in Brazil. We believe the established history that our rigs and employees have with national, international and independent oil companies contributes to our credibility and distinguishes us from smaller and regional operators of standard specification offshore drilling rigs.

•	Well-maintained “workhorse” fleet of rigs. Our fleet comprises well-maintained drilling rigs with proven technology and operating capabilities. Noble has actively invested in capital expenditures for maintenance, rig reactivations, major projects and upgrades to our fleet, spending a total of approximately $1.8 billion since January 1, 2010, including approximately $0.9 billion for floater-specific major upgrades that we do not expect to incur again for those rigs. We believe that the quality of our fleet and our well-developed maintenance program result in low downtime and strengthen our ability to secure contracts.

•

Strong backlog coupled with a well-established customer base and diverse standard specification fleet. As of December 31, 2013, our pro forma contract backlog was over $3.0 billion and included contracts with leading national, international and independent oil and gas companies, including Petrobras, Pemex, ONGC, Total, Nexen and Centrica. As of December 31, 2013, our jackups provided 54% of our pro forma contract backlog, and our floaters provided the remaining 46% of our pro forma contract backlog, which extends into 2017 and provides cash flow stability. Our current operations span 11 countries on five continents, providing services to approximately 19 customers. We believe that because dayrates and demand in different geographic regions and water depths may change independently of each other, our operational and geographic diversity provide greater opportunity, stability and downside protection.

•

Commitment to safety and quality. We believe that customers recognize our commitment to safety and that our performance history and reputation for safe operations provide us with a competitive advantage. For the nine months ended September 30, 2013, the total recordable incident rate, or TRIR, for our rigs was 0.42 as compared to the International Association of Drilling Contractors, or IADC, average of 0.61. For the year ended December 31, 2012, the TRIR for our rigs was 0.50 as compared to the IADC average of 0.61. We believe that safety and operational excellence promote stronger relationships with multiple important stakeholders, including our employees, our customers and the local communities in which we operate, and reduce both downtime and costs.

Our Business Strategies

Our principal business objective is to increase shareholder value. We expect to achieve this objective through the following strategies:

•

Focus on standard specification drilling operations. We focus entirely on standard specification drilling operations in shallow water, midwater and deepwater up to 7,200 feet, and we are the leading pure-play global provider of standard specification offshore drilling rigs by operating revenues. We believe that our dedicated focus enables us to secure attractive customer contracts for our fleet through targeted marketing efforts and conduct our operations in an efficient and cost-effective manner.

•

Maintain and invest in our current fleet of standard specification drilling rigs. We currently have a large, well-maintained and diversified fleet of standard specification drilling rigs. We intend to continue to invest capital to maintain, refurbish and strategically upgrade our assets. By investing in our fleet, we believe that we can prolong our rigs’ lives, reduce operational downtime and generate better returns for our shareholders.

•

Capitalize on increased exploration and development activity. We believe the market outlook for offshore drilling remains favorable as worldwide E&P spending has increased since the beginning of 2011. We intend to continue identifying core basins and expansion areas for which our rigs’ capabilities are best suited in order to strategically position our fleet to most effectively capitalize on increasing demand for contract drilling services.

•

Leverage strategic relationships with high-quality, long-term customers. We are committed to maintaining and leveraging the geographic diversity of our operations and the quality and longevity of our customer relationships. Our current operations span 11 countries on five continents, and we provide services to approximately 19 customers. We believe that our geographic diversity and strong customer relationships will reduce our exposure to market volatility and position us well to identify, react quickly to and benefit from positive market dynamics.

•

Pursue strategic growth opportunities. We plan to consider opportunistic, value-adding acquisitions of standard specification rigs, especially rigs with contracted backlog, that add to our fleet’s average capability, customer base and geographic diversification. The offshore drilling industry is a large and highly fragmented industry. Given our large operating and geographic footprint and strong balance sheet, we believe we are well positioned to take advantage of acquisition opportunities around the world.

•

Remain financially disciplined and return capital to shareholders. We intend to maintain a responsible capital structure and appropriate levels of liquidity. We also intend to implement a dividend policy in order to return capital to our shareholders as described in “Dividend Policy.” We intend to make investment decisions, including refurbishments, maintenance, upgrades and acquisitions, in a disciplined and diligent manner, carefully evaluating these investments based on their ability to maintain or improve our competitive position and strengthen our financial profile while returning capital to our shareholders.

Structure and Formation of Our Company

We are an indirect, wholly-owned subsidiary of Noble. We were formed as a limited company incorporated under the laws of England and Wales, which we refer to as “U.K. law,” in December 2013. In connection with this offering, we and Noble expect to engage in a series of transactions through which we will acquire from Noble our standard specification drilling business. Our standard specification drilling business will include all of Noble’s standard specification drilling business except for three rigs to be retained by Noble. We collectively refer to these transactions as summarized below throughout this prospectus as the “Transactions”:

•	Noble expects to transfer the standard specification drilling business to us in exchange for of our shares and intercompany indebtedness in an aggregate principal amount of $ .

•	We expect to incur approximately $ of indebtedness from unaffiliated third-party lenders.

•

We expect to sell             shares in this offering for net proceeds of approximately $        (assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus).

•

We expect to (i) use all of the net proceeds from this offering and $        of the net proceeds from third-party debt financings to repay the intercompany indebtedness described above and (ii) retain approximately $         of the net proceeds of third-party debt financings for general corporate purposes.

Prior to the closing of this offering, we will enter into a master separation agreement and other arrangements with Noble and certain of its subsidiaries. Please read “Certain Relationships and Related Party Transactions.” Upon completion of this offering, purchasers of our shares will own     % of our outstanding shares (or     % if the underwriters exercise their option to purchase additional shares in full) and Noble will own     % of our outstanding shares (or     % if the underwriters exercise their option to purchase additional shares in full).

Our Relationship with Noble and the Planned Distribution

Noble is a leading offshore drilling contractor for the oil and gas industry. Upon the closing of this offering, Noble will own approximately     % of our outstanding shares, or approximately     % if the underwriters exercise their option to purchase additional shares in full, and we will continue to be controlled by Noble. For purposes of The New York Stock Exchange, or NYSE, rules, we will be a “controlled company” after the closing of this offering. Please read “Management—Controlled Company” for more information.

Noble has informed us that, following this offering, it expects to make a tax-free distribution to its shareholders of all of its remaining equity interest in us, which distribution would be effected as a dividend to all Noble shareholders. We refer to any such potential distribution of our shares as the “Distribution.” Noble has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the Distribution, by any specified date or at all. The Distribution would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, the validity of a private letter ruling obtained from the Internal Revenue Service, or IRS, and an opinion of counsel (which will rely, in part, on the continuing validity of the private letter ruling) substantially to the effect that the Distribution would be tax-free to Noble, its shareholders, and us for U.S. federal income tax purposes. The conditions to the Distribution may not be satisfied, or Noble may decide not to consummate the Distribution even if the conditions are satisfied.

However, Noble could elect to dispose of our shares in a number of different types of transactions or combinations of transactions, including additional public offerings, open market sales, sales to one or more third parties or split-off offerings to Noble’s shareholders that would allow for the opportunity to exchange Noble shares for our shares. However, the determination of whether, and if so, when, to proceed with any of these transactions is entirely within Noble’s discretion. Except for the 180-day “lock-up” period described under “Underwriting,” Noble is not subject to any contractual obligation to maintain its share ownership. Please read “Risk Factors—Risks Related to This Offering and Ownership of Our Shares—Substantial sales of our shares by us or our shareholders could cause our share price to decline and issuances by us will dilute your ownership in our company.”

Prior to the closing of this offering, we will enter into various agreements to complete the separation of our business from Noble, including, among others, a master separation agreement, an employee matters agreement, a tax sharing agreement and a transition services agreement. The agreements between us and Noble will govern our various interim and ongoing relationships. The master separation agreement will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of Noble for liabilities related to its, and in certain limited cases, our, business. The master separation agreement will also contain indemnification obligations and ongoing commitments by us and Noble. The employee matters agreement will allocate liabilities and responsibilities between us and Noble relating to employment, compensation and benefits and related employment matters. The tax sharing agreement will provide for the allocation of taxes and tax benefits between us and Noble and other matters relating to taxes. Under the transition services agreement, Noble will continue to provide various interim support services to us, and we will provide various interim support services to Noble. The terms of our separation from Noble, the related agreements and other transactions with Noble were determined by Noble, and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party. Please read “Certain Relationships and Related Party Transactions” for a description of these agreements and the other agreements that we will enter into with Noble.

Risk Factors

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 13 of this prospectus. In particular:

•

Our business depends on the level of activity in the oil and gas industry. Adverse developments affecting the industry, including a decline in oil or gas prices, reduced demand for oil and gas products and increased regulation of drilling and production, could have a material adverse effect on our business, financial condition and results of operations.

•	The contract drilling industry is a highly competitive and cyclical business. If we are unable to compete successfully, our profitability may be reduced.

•	An over-supply of jackup rigs may lead to a reduction in dayrates and demand for our rigs and therefore may materially impact our profitability.

•	Our standard specification rigs are at a relative disadvantage to higher specification rigs.

•	The majority of our drilling rigs are more than 30 years old and may require significant amounts of capital for upgrades and refurbishment.

•	Our business involves numerous operating hazards.

•	Our inability to renew or replace expiring contracts or the loss of a significant customer or contract could have a material adverse effect on our financial results.

•	We are exposed to risks relating to operations in international locations.

•	Changes in, compliance with, or our failure to comply with certain laws and regulations may negatively impact our operations and could have a material adverse effect on our results of operations.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Noble.

•

Our historical combined and unaudited pro forma combined financial information are not necessarily indicative of our future financial condition, future results of operations or future cash flows nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

Corporate Information

Our principal executive offices are located at Devonshire House, 1 Mayfair Place, London W1J 8AJ England, and our telephone number at that address is +44 20 3300 2300.

We maintain a website at www.paragonoffshore.com. We expect to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on, or accessible through, our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

THE OFFERING

Ordinary shares offered by us	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Ordinary shares to be held by Noble immediately after this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Ordinary shares to be outstanding immediately after this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Option to purchase additional shares	We have agreed to allow the underwriters to purchase up to an additional shares from us, at the public offering price less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from this offering received by us will be approximately $ (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use all of the net proceeds from this offering to repay intercompany indebtedness issued to Noble as partial consideration for the standard specification drilling business transferred to us.

Dividend policy	We expect to pay a regular quarterly cash dividend on our ordinary shares. Initially, we expect that the amount of this dividend will be between approximately $20 million and $22.5 million in the aggregate per quarter, or between approximately $80 million and $90 million in the aggregate on an annualized basis. We expect the first such quarterly dividend to be declared and paid in the quarter of 2014. However, the timing, declaration, amount and payment of these dividends falls within the discretion of our board of directors, and we expect the agreements governing certain of our indebtedness to restrict the amount of dividends we may pay. There can be no assurance that we will pay, or continue to pay, any dividend. Please read “Dividend Policy.”

Proposed listing symbol	We intend to apply to list our shares on the NYSE, under the symbol “PGN.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares to be outstanding immediately after this offering:

•	assumes no exercise by the underwriters of their option to purchase up to additional shares from us;

•	excludes an aggregate of shares reserved for issuance under the equity incentive plan we intend to adopt in connection with this offering; and

•	assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows summary historical and pro forma financial data of Noble’s standard specification drilling business, which is our Predecessor for accounting purposes, as of the dates and for the periods indicated. The summary historical statement of operations data for the years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013 and 2012 have been derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2011 have been derived from the audited combined financial statements of our Predecessor not included elsewhere in this prospectus.

Our Predecessor’s historical combined financial statements include expenses of Noble that were allocated to us for certain administrative and operational support functions which were performed by Noble and certain of its subsidiaries. These expenses were allocated in our Predecessor’s historical results of operations in a manner consistent with Noble’s internal reporting for evaluation purposes. We consider the expense-allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this offering nor are they representative of the costs which we will incur in the future.

The historical financial data included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of the Transactions, including this offering. The historical financial data include three standard specification drilling rigs to be retained by Noble as well as one jackup and two cold stacked submersibles that were sold by Noble in July 2013 and January 2014, respectively.

The summary unaudited pro forma combined financial data of Paragon Offshore have been derived from the application of pro forma adjustments to our Predecessor’s historical combined financial statements included elsewhere in this prospectus. The summary unaudited pro forma combined statements of operations give effect to the Transactions as if they had occurred on January 1, 2013. The summary unaudited pro forma combined balance sheet gives effect to the Transactions as if they had occurred on December 31, 2013. Please read “Unaudited Pro Forma Combined Financial Statements” for additional information. The pro forma adjustments are based upon available information and certain assumptions which we believe to be reasonable. The summary unaudited pro forma combined financial information does not purport to represent what our results of operations or financial position would have been if we had operated as a public company during the periods presented and may not be indicative of our future performance. The summary unaudited combined pro forma financial data are presented for informational purposes only.

The following tables should be read together with, and are qualified in their entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The tables should also be read together with the sections entitled “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions” included elsewhere in this prospectus.

	Predecessor Historical			Paragon Offshore Pro Forma
	Year Ended December 31,			Year Ended December 31, 2013
	2013	2012	2011
				(unaudited)
	(In thousands, except for dayrates and utilization)
Statement of Income Data:
Operating revenues	$1,893,002	$1,541,857	$1,370,557	$1,696,149
Operating income	453,745	176,712	136,947	344,983
Net income per share
Basic	N/A	N/A	N/A
Diluted	N/A	N/A	N/A
Weighted average shares outstanding
Basic	N/A	N/A	N/A
Diluted	N/A	N/A	N/A

Balance Sheet Data (at end of period):
Cash and cash equivalents (1)	$36,581	$70,538	$75,767	$
Property and equipment, net	3,459,684	3,551,813	3,373,817
Total assets	3,982,799	4,118,072	3,866,756
Long-term debt	1,561,141	339,809	975,000
Total debt (2)	1,561,141	339,809	975,000
Equity	2,005,333	3,365,232	2,441,823

Cash Flows Data:
Cash flows from operating activities	$822,475	$405,484	$466,100	N/A
Cash flows from investing activities	(317,726)	(540,867)	(493,255)	N/A
Cash flows from financing activities	(538,706)	130,154	26,030	N/A

Other Data (3):
Working capital (4)	$217,450	$253,816	$123,004	N/A
Average dayrate
Jackups	$102,974	$88,120	$79,257	$103,689
Floaters	261,827	236,767	233,052	248,822
Average utilization (5)
Jackups	90%	81%	77%	90%
Floaters	66%	62%	61%	62%
Total capital expenditures (6)	$366,361	$532,404	$518,455	$358,794

(1)	Consists of cash and cash equivalents as reported on our combined balance sheet.
(2)	Consists of long-term debt and current portion of long-term debt.

(3)	Other Data for our Predecessor includes results from two standard specification jackups and one standard specification floater to be retained by Noble and one jackup sold by Noble in July 2013. Our pro forma Other Data, excluding these rigs, was as follows:

	Paragon Offshore Pro Forma
	Year Ended December 31,
	2013	2012	2011
Average dayrate
Jackups	$103,689	$88,941	$79,518
Floaters	248,822	228,629	263,792
Average utilization
Jackups	90%	79%	77%
Floaters	62%	57%	56%
Total capital expenditures (in thousands) (6)	$358,794	$522,300	$493,107

(4)	The difference between our Predecessor’s historical working capital and our pro forma working capital is not meaningful. We will have approximately $ of cash and cash equivalents at the closing of this offering.
(5)	We define utilization for a specific period as the total number of days our rigs are operating under contract, divided by the product of the total number of our rigs, including cold stacked rigs, and the number of calendar days in such period.
(6)	Capital expenditures for 2011-2013 include approximately $0.7 billion for floater-specific major upgrades that we do not expect to incur again for those rigs.

RISK FACTORS

This offering and an investment in our shares involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our shares. The risks described below are not the only risks facing us and our business prospects. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected. As a result, the trading price of our shares could decline and you could lose all or part of your investment in our shares.

Risks Related to Our Business

Our business depends on the level of activity in the oil and gas industry. Adverse developments affecting the industry, including a decline in oil or gas prices, reduced demand for oil and gas products and increased regulation of drilling and production, could have a material adverse effect on our business, financial condition and results of operations.

Demand for drilling services depends on a variety of economic and political factors and the level of activity in offshore oil and gas exploration and development and production markets worldwide. Commodity prices, and market expectations of potential changes in these prices, may significantly affect this level of activity, as well as dayrates for our services. However, higher current prices do not necessarily translate into increased drilling activity because our clients’ expectations of future commodity prices typically drive demand for our rigs. Oil and gas prices and the level of activity in offshore oil and gas exploration and development are volatile and are affected by numerous factors beyond our control, including:

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	potential acceleration in the development, and the price and availability, of alternative fuels;

•	increased supply of oil and gas resulting from growing onshore hydraulic fracturing activity and shale development;

•	worldwide production and demand for oil and gas, which are impacted by changes in the rate of economic growth in the global economy;

•	worldwide financial instability or recessions;

•	regulatory restrictions or any moratorium on offshore drilling;

•	expectations regarding future energy prices;

•	the discovery rate of new oil and gas reserves;

•	the rate of decline of existing and new oil and gas reserves;

•	available pipeline and other oil and gas transportation capacity;

•	oil refining capacity;

•	the ability of oil and gas companies to raise capital;

•	advances in exploration, development and production technology;

•	technical advances affecting energy consumption;

•	merger and divestiture activity among oil and gas producers;

•	the availability of, and access to, suitable locations from which our customers can produce hydrocarbons;

•	rough seas and adverse weather conditions, including hurricanes and typhoons;

•	tax laws, regulations and policies;

•	laws and regulations related to environmental matters, including those addressing alternative energy sources and the risks of global climate change;

•	the political environment of oil-producing regions, including uncertainty or instability resulting from civil disorder, an outbreak or escalation of armed hostilities or acts of war or terrorism;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels and pricing;

•	the level of production in non-OPEC countries; and

•	the laws and regulations of governments regarding exploration and development of their oil and gas reserves or speculation regarding future laws or regulations.

Adverse developments affecting the industry as a result of one or more of these factors, including a decline in oil or gas prices, a global recession, reduced demand for oil and gas products and increased regulation of drilling and production, particularly if several developments were to occur in a short period of time as in 2008 and 2009, could have a material adverse effect on our business, financial condition and results of operations.

The contract drilling industry is a highly competitive and cyclical business. If we are unable to compete successfully, our profitability may be reduced.

The offshore contract drilling industry is a highly competitive and cyclical business characterized by high capital and operating costs and evolving operational capability of newer rigs. Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition, rig availability, location and suitability, experience of the workforce, efficiency, safety performance record, technical capability and condition of equipment, operating integrity, reputation, industry standing and client relations are all factors in determining which contractor is awarded a job. Our future success and profitability will partly depend upon our ability to keep pace with our customers’ demands with respect to these factors. Other drilling companies, including those with both high specification and standard specification rigs, may have greater financial, technical and personnel resources that allow them to upgrade equipment and implement new technical capabilities before we can. If current competitors or new market entrants implement new technical capabilities, services or standards that are more attractive to our customers, it could have a material adverse effect on our operations.

In addition to intense competition, our industry is highly cyclical. It has been especially cyclical with respect to the jackup market, where market conditions are subject to rapid change. There have been periods of high demand, short rig supply and high dayrates, followed by periods of lower demand, excess rig supply and low dayrates. Periods of low demand or excess rig supply intensify the competition in the industry and may result in some of our rigs being idle or earning substantially lower dayrates for long periods of time. Additionally, drilling contracts for our jackups generally have shorter terms than contracts for our floaters, meaning that most of our fleet does not have the benefit of the price protection that longer-term contracts provide. The volatility of the industry, coupled with the short-term nature of many of our contracts could have a material adverse effect on our business, financial condition and results of operations.

An over-supply of jackup rigs may lead to a reduction in dayrates and demand for our rigs and therefore may materially impact our profitability.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling rigs by building new drilling rigs, including some drilling rigs that have not yet entered service. Historically, this has often resulted in an oversupply of drilling rigs, which has contributed to a decline in utilization and dayrates, sometimes for extended periods of time.

The increase in supply created by the number and types of rigs being built, as well as changes in our competitors’ drilling rig fleets, could intensify price competition and require higher capital investment to keep our rigs competitive. According to RigLogix, as of March 3, 2014, the total non-U.S. jackup fleet comprises 470 units (19 of which are cold stacked). An additional 119 jackup drilling rigs are under construction or on order, which could bring the total non-U.S. jackup fleet to 589 units (assuming no further newbuilds are ordered and delivered and there is no attrition of the current fleet). To the extent that the drilling rigs currently under construction or on order have not been contracted for future work, there may be increased price competition as such vessels become operational, which could lead to a reduction in dayrates. Lower utilization and dayrates would adversely affect our revenues and profitability. Prolonged periods of low utilization or low dayrates could also result in the recognition of impairment charges on our drilling rigs if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling rigs may not be recoverable.

Our standard specification rigs are at a relative disadvantage to higher specification rigs.

Our standard specification rigs do not have certain capabilities and technology that can be found on higher specification rigs and that may increase the operating parameters and efficiency of higher specification drilling rigs. If the demand for offshore drilling rigs were to decrease for any reason, it is possible that higher specification rigs may begin to compete with standard specification rigs for the same contracts. In that case, higher specification rigs would have an advantage over standard specification rigs in securing those contracts and demand for and utilization of standard specification rigs may decrease. Such a decrease in demand for and utilization of standard specification rigs could have a material adverse effect on our business, financial condition and results of operations.

Many of our competitors have fleets that include high specification rigs, making these competitors more operationally diverse. Some of our customers have expressed a preference for newer rigs and, in some areas, higher specification rigs may be more likely to obtain contracts than standard specification rigs such as ours. Our rigs are further constrained by the water depths in which they are capable of operating. In recent years, an increasing amount of E&P expenditures has been concentrated in deepwater drilling programs and deeper formations, requiring higher specification jackup rigs, semisubmersibles or drillships. This trend could result in a decline in demand for standard specification rigs like ours, which could have a material adverse effect on our business, financial condition and results of operations.

The majority of our drilling rigs are more than 30 years old and may require significant amounts of capital for upgrades and refurbishment.

The majority of our drilling rigs were initially put into service during the years 1976 to 1982 and may require significant capital investment to continue operating in the future, particularly as compared to their newer high specification counterparts. From time to time, some of our customers, including Pemex, express a preference for newer rigs. We may be required to spend significant capital on upgrades and refurbishment to maintain the competitiveness of our fleet in the offshore drilling market. Our rigs typically do not generate revenue while they are undergoing refurbishment and upgrades. Rig upgrade or refurbishment projects for older assets such as ours could increase our indebtedness or reduce cash available for other opportunities. Further, such projects may require proportionally greater capital investments as a percentage of total rig value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we will have fewer rigs available for service or our rigs may not be attractive to potential or current customers. Such demands on our capital or reductions in demand for our fleet could have a material adverse effect on our business, financial condition and results of operations.

Our business involves numerous operating hazards.

Our operations are subject to many hazards inherent in the drilling business, including:

•	well blowouts;

•	fires;

•	collisions or groundings of offshore equipment;

•	punch-throughs;

•	mechanical or technological failures;

•	failure of our employees to comply with our internal environmental, health and safety guidelines;

•	pipe or cement failures and casing collapses, which could release oil, gas or drilling fluids;

•	geological formations with abnormal pressures;

•	spillage handling and disposing of materials; and

•	adverse weather conditions, including hurricanes, typhoons, winter storms and rough seas.

These hazards could cause personal injury or loss of life, suspend drilling operations, result in regulatory investigation or penalties, seriously damage or destroy property and equipment, result in claims by employees, customers or third parties, cause environmental damage and cause substantial damage to oil and gas producing formations or facilities. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, and failure of subcontractors to perform or supply goods or services or personnel shortages. Accordingly, the occurrence of any of the hazards we face could have a material adverse effect on our business, financial condition and results of operations.

Our inability to renew or replace expiring contracts or the loss of a significant customer or contract could have a material adverse effect on our financial results.

Our ability to renew our customer contracts or obtain new contracts and the terms of any such contracts will depend on many factors beyond our control, including market conditions, the global economy and our customers’ financial condition and drilling programs. Moreover, any concentration of customers increases the risks associated with any possible termination or nonperformance of drilling contracts. For the year ended December 31, 2013, our five largest customers in the aggregate accounted for approximately 59% of our pro forma consolidated operating revenues. We expect Pemex and Petrobras, which accounted for approximately 21% and 18% of our pro forma consolidated operating revenues for the year ended December 31, 2013, respectively, to continue to be significant customers in 2014. Our pro forma contract drilling backlog for 2014 as of December 31, 2013 includes $456 million, or approximately 27%, and $307 million, or approximately 18%, attributable to contracts with Petrobras and Pemex, respectively, for operations offshore Brazil and Mexico. Our floaters working for Petrobras are under contracts that expire beginning in 2015. Petrobras has announced a program to construct 29 newbuild floaters, which may reduce or eliminate its need for our rigs. These new drilling units, if built, would compete with, and could displace, our floaters completing contracts and could materially adversely affect our utilization rates, particularly in Brazil. Further, some national oil companies have considered regulations limiting the age of rigs in operation. Such reforms, if adopted, could significantly increase our costs or render some of our rigs ineligible for contracts with such companies.

Our customers may generally terminate our term drilling contracts if a drilling rig is destroyed or lost or if we have to suspend drilling operations for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In the case of nonperformance and under certain other conditions, our drilling contracts generally allow our customers to terminate without any payment to us. The terms of some of our drilling contracts permit the customer to terminate the contract after specified notice periods by tendering contractually specified termination amounts. These termination payments may not fully compensate us for the loss of a contract. Our drilling contracts with our largest customer, Pemex, allow early cancellation with 30 days or less notice to us without any early termination payment. Our second largest customer, Petrobras, has the right to terminate its contracts in the event of downtime that exceeds certain thresholds. The early termination of a contract may result in a rig being idle for an extended period of time and a reduction in our contract backlog and associated revenue, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, during periods of depressed market conditions, we may be subject to an increased risk of our customers seeking to repudiate their contracts. Our customers’ ability to perform their obligations under drilling contracts with us may also be adversely affected by restricted credit markets and economic downturns. If our customers cancel or are unable to renew some of their contracts and we are unable to secure new contracts on a timely basis and on substantially similar terms, if contracts are disputed or suspended for an extended period of time or if a number of our contracts are renegotiated, it could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks relating to operations in international locations.

We operate in various regions throughout the world that may expose us to political and other uncertainties, including risks of:

•	seizure, nationalization or expropriation of property or equipment;

•	monetary policies, government credit rating downgrades and potential defaults, and foreign currency fluctuations and devaluations;

•	limitations on the ability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	import-export quotas, wage and price controls, imposition of trade barriers and other forms of government regulation and economic conditions that are beyond our control;

•	delays in implementing private commercial arrangements as a result of government oversight;

•	financial or operational difficulties in complying with foreign bureaucratic actions;

•	changing taxation rules or policies;

•	other forms of government regulation and economic conditions that are beyond our control and that create operational uncertainty;

•	governmental corruption;

•	piracy; and

•	terrorist acts, war, revolution and civil disturbances.

Further, we operate in certain less-developed countries with legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Examples of challenges of operating in these countries include:

•	potential restrictions presented by local content regulations in Nigeria;

•	ongoing changes in Brazilian laws related to the importation of rigs and equipment that may impose bonding, insurance or duty-payment requirements;

•	procedural requirements for temporary import permits, which may be difficult to obtain; and

•	the effect of certain temporary import permit regimes, such as in Nigeria, where the duration of the permit does not coincide with the general term of the drilling contract.

Our ability to mobilize our drilling rigs between locations and the time and costs of such mobilization may be material to our business.

Our ability to mobilize our drilling rigs to more desirable locations may be impacted by governmental regulation and customs practices, the significant costs of moving a drilling rig, weather, political instability, civil unrest, military actions and the technical capability of the drilling rig to relocate and operate in various environments. In addition, as our rigs are mobilized from one geographic location to another, labor and other operating and maintenance costs can vary significantly. If we relocate a rig to another geographic location without a customer contract, we will incur costs that will not be reimbursable by future customers, and even if we relocate a rig with a customer contract, we may not be fully compensated during the mobilization period. These impacts of rig mobilization could have a material adverse effect on our business, results of operations and financial condition.

Operating and maintenance costs of our operating rigs and costs relating to idle rigs may be significant and may not correspond to revenue earned.

Our operating expenses and maintenance costs depend on a variety of factors including crew costs, costs of provisions, equipment, insurance, maintenance and repairs, and shipyard costs, many of which are beyond our control. Our total operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. Equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing and the age and condition of the equipment. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. While operating revenues may fluctuate as a function of changes in dayrate, costs for operating a rig may not be proportional to the dayrate received and may vary based on a variety of factors, including the scope and length of required rig preparations and the duration of the contractual period over which such expenditures are amortized. Any investments in our rigs may not result in an increased dayrate for or income from such rigs. A disproportionate amount of operating and maintenance costs in comparison to dayrates could have a material adverse effect on our business, financial condition and results of operations.

During idle periods, to reduce our costs, we may decide to “warm stack” a rig, which means the rig is kept fully operational and ready for redeployment, and maintains most of its crew. As a result, our operating expenses during a warm stacking will not be substantially different than those we would incur if the rig remained active. We may also decide to cold stack the rig, which means the rig is neither operational nor ready for deployment, does not maintain a crew and is stored in a harbor, shipyard or a designated offshore area. However, reductions in costs following the decision to cold stack a rig may not be immediate, as a portion of the crew may be required to prepare the rig for such storage. Currently, three of our rigs and our FPSO are cold stacked. Our cold stacked rigs may require significant capital expenditures to return them to operation, making reactivation of such assets more financially demanding.

Any violation of anti-bribery or anti-corruption laws, including the Foreign Corrupt Practices Act, the United Kingdom Bribery Act, or similar laws and regulations could result in significant expenses, divert management attention, and otherwise have a negative impact on us.

We operate in countries known to have a reputation for corruption. We are subject to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, the United Kingdom Bribery Act 2010, or U.K. Bribery Act, and similar laws in other countries.

In 2007, Noble began, and voluntarily contacted the SEC and the U.S. Department of Justice, or DOJ, to advise them of, an internal investigation of the legality under the FCPA and local laws of certain reimbursement payments made by Noble’s Nigerian affiliate to our customs agents in Nigeria. In 2010, Noble finalized settlements of this matter and paid fines and penalties to the DOJ and the SEC. Any violation of the FCPA, the U.K. Bribery Act or other applicable anti-corruption laws could result in substantial fines, sanctions, civil or criminal penalties and curtailment of operations in certain jurisdictions and might adversely affect our business, results of operations or financial condition. Actual or alleged violations could also damage our reputation and ability to do business. Further, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Changes in, compliance with, or our failure to comply with the certain laws and regulations may negatively impact our operations and could have a material adverse effect on our results of operations.

Our operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

•	the importing, exporting, equipping and operation of drilling rigs;

•	repatriation of foreign earnings;

•	currency exchange controls;

•	oil and gas exploration and development;

•	taxation of offshore earnings and earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.

Legal and regulatory proceedings relating to the energy industry, and the complex government regulations to which our business is subject, have at times adversely affected our business and may do so in the future. Governmental actions and initiatives by OPEC may continue to cause oil price volatility. In some areas of the world, this activity has adversely affected the amount of exploration and development work done by major oil companies, which may continue. In addition, some governments favor or effectively require the awarding of drilling contracts to local contractors, require use of a local agent or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete and our results of operations.

Public and regulatory scrutiny of the energy industry has resulted in increased regulations being either proposed or implemented. In addition, existing regulations might be revised or reinterpreted, new laws, regulations and permitting requirements might be adopted or become applicable to us, our rigs, our customers, our vendors or our service providers, and future changes in laws and regulations could significantly increase our costs and could have a material adverse effect on our business, financial condition and results of operations. In addition, we may be required to post additional surety bonds to secure performance, tax, customs and other obligations relating to our rigs in jurisdictions where bonding requirements are already in effect and in other jurisdictions where we may operate in the future. These requirements would increase the cost of operating in these countries, which could materially adversely affect our business, financial condition and results of operations.

Adverse effects may continue as a result of the uncertainty of ongoing inquiries, investigations and court proceedings, or additional inquiries and proceedings by federal or state regulatory agencies or private plaintiffs. In addition, we cannot predict the outcome of any of these inquiries or whether these inquiries will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation or increased permitting requirements. Legal proceedings or other matters against us, including environmental matters, suits, regulatory appeals, challenges to our permits by citizen groups and similar matters, might result in adverse decisions against us. The result of such adverse decisions, either individually or in the aggregate, could be material and may not be covered fully or at all by insurance.

Shipyard projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our results of operations and financial condition.

We may make significant repairs, refurbishments and upgrades to our fleet from time to time, particularly given the age of our fleet. Some of these expenditures will be unplanned. In addition, we may decide to construct new rigs or acquire rigs under construction. These projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	work stoppages and labor disputes;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	local customs strikes or related work slowdowns that could delay importation of equipment or materials;

•	weather interferences;

•	difficulties in obtaining necessary permits or approvals or in meeting permit or approval conditions;

•	design and engineering problems;

•	inadequate regulatory support infrastructure in the local jurisdiction;

•	latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unanticipated actual or purported change orders;

•	client acceptance delays;

•	disputes with shipyards and suppliers;

•	delays in, or inability to obtain, access to funding;

•	shipyard availability, failures and difficulties, including as a result of financial problems of shipyards or their subcontractors; and

•	failure or delay of third-party equipment vendors or service providers.

The failure to complete a rig repair, refurbishment or upgrade on time, or at all, may result in loss of revenues, penalties, or delay, renegotiation or cancellation of a drilling contract or the recognition of an asset impairment. Additionally, capital expenditures for rig upgrade, refurbishment, repair and newbuild projects could materially exceed our planned capital expenditures. Moreover, our rigs undergoing upgrade, refurbishment and repair typically do not earn a dayrate during the period they are out of service. If we experience substantial delays and cost overruns in our shipyard projects, it could have a material adverse effect on our business, financial condition and results of operations.

We can provide no assurance that our current backlog of contract drilling revenue will be ultimately realized.

As of December 31, 2013, our pro forma contract backlog was over $3.0 billion for contracted future work extending, in some cases, until 2017, with approximately 54% expected to be earned in 2014. Generally, contract backlog only includes future revenues under firm commitments; however, from time to time, we may report anticipated commitments for which definitive agreements have not yet been, but are expected to be, executed. In addition, we may not receive some or all of the bonuses that we include in our backlog. We can provide no assurance that we will be able to perform under these contracts due to events beyond our control or that we will be able to ultimately execute a definitive agreement in cases where one does not currently exist. In addition, we generally do not expect to recontract our floaters, which accounted for 46% of our backlog at December 31, 2013, until later in their contract terms. Due to the higher dayrates earned by our floaters, until these rigs are recontracted, our total backlog may decline, which may have a material adverse effect on our business and financial condition. Moreover, we can provide no assurance that our customers will be able to or willing to fulfill their contractual commitments to us. Our inability to perform under our contractual obligations or to execute definitive agreements or our customers’ inability or unwillingness to fulfill their contractual commitments to us may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to make acquisitions on economically acceptable terms, or at all, our future growth will be limited, and any acquisitions we may make could have an adverse effect on our results of operations.

Part of our strategy to grow our business is dependent on our ability to make acquisitions that result in an increase in revenues and customer contracts. The consummation and timing of any future acquisitions will depend upon, among other things, the availability of attractive targets in the marketplace, our ability to negotiate acceptable purchase agreements and our ability to obtain financing on acceptable terms, and we can offer no assurance that we will be able to consummate any future acquisition.

Our debt agreements may restrict our ability to make acquisitions involving the payment of cash or the incurrence of indebtedness. If we are unable to make acquisitions, our future growth will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact produce less revenue than expected as a result of incorrect assumptions in our evaluation of such acquisitions or unforeseen consequences or other external events beyond our control. If we consummate any future acquisitions, shareholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in evaluating any such acquisitions.

Operational interruptions or maintenance or repair work may cause our customers to suspend or reduce payment of dayrates until operation of the respective drilling rig is resumed, which may lead to loss of revenue or termination or renegotiation of the drilling contract.

If our drilling rigs are idle for reasons that are not related to the ability of the rig to operate, our customers are entitled to pay a waiting, or standby, rate lower than the full operational rate. In addition, if our drilling rigs are taken out of service for maintenance and repair for a period of time exceeding the scheduled maintenance periods set forth in our drilling contracts, we will not be entitled to payment of dayrates until the rig is able to work. Several factors could cause operational interruptions, including:

•	breakdowns of equipment and other unforeseen engineering problems;

•	work stoppages, including labor strikes;

•	shortages of material and skilled labor;

•	delays in repairs by suppliers;

•	surveys by government and maritime authorities;

•	periodic classification surveys;

•	inability to obtain permits;

•	severe weather, strong ocean currents or harsh operating conditions; and

•	force majeure events.

If the interruption of operations were to exceed a determined period due to an event of force majeure, our customers have the right to pay a rate that is significantly lower than the waiting rate for a period of time, and, thereafter, may terminate the drilling contracts related to the subject rig. Suspension of drilling contract payments, prolonged payment of reduced rates or termination of any drilling contract as a result of an interruption of operations as described herein could materially adversely affect our business, financial condition and results of operations, and our ability to make distributions to our shareholders.

Our debt instruments could limit our operations and our debt level may limit our flexibility to obtain financing and to pursue business opportunities.

At the closing of this offering, we expect to have total long-term indebtedness of approximately $        . Following this offering, we will have the ability to incur additional debt, subject to limitations in our debt agreements. Certain of our debt agreements may contain covenants requiring us to maintain certain financial ratios. Any debt instruments that we enter into in the future may include, among other things, additional or more restrictive limitations that could adversely affect our ability to finance our future operations or capital needs or engage in, expand or pursue our business activities.

In addition, our degree of leverage could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, letters of credit or other forms of guarantees, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unit holders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally;

•	our flexibility in responding to changing business and economic conditions may be limited;

•	we may be subjected to increased sensitivity to interest rate increases; and

•	we may be placed at a disadvantage to competitors that have less debt than we have.

Our ability to service our debt will depend on, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, it may be necessary to take actions such as reducing dividends, reducing or delaying our planned capital expenditures or other business activities.

In addition, our failure to comply with certain covenants in certain of our debt agreements may result in an event of default in other of our debt agreements. An event of default may result in the acceleration of certain of our indebtedness and could have a material adverse effect on our available liquidity.

As a result of our cash flow requirements, we may be required to incur additional indebtedness, or delay or cancel discretionary capital expenditures.

Our currently anticipated cash flow needs, both in the short-term and long-term, may include the following:

•	normal recurring operating expenses;

•	committed capital expenditures;

•	discretionary capital expenditures;

•	payment of dividends; and

•	servicing and repayment of debt.

In order to fund our capital expenditures, we may need funding beyond the amount available to us from cash generated by our operations, cash on hand and borrowings under our credit facilities. We may raise such additional capital in a number of ways, including accessing capital markets, obtaining additional lines of credit or disposing of assets. However, we can provide no assurance that any of these options will be available to us on terms acceptable to us or at all.

Our ability to obtain financing or access the capital markets may be limited by our financial condition at the time of any such financing and the covenants in our debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and uncertainties that are beyond our control. Worldwide instability in financial markets or another recession could reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. Even if we are successful in obtaining additional capital through debt financings, incurring additional indebtedness may significantly increase our interest expense and may reduce our ability to respond to changing business and economic conditions or to fund working capital needs, because we will require additional funds to service our outstanding indebtedness.

We may delay or cancel discretionary capital expenditures, even if previously announced, which could have certain adverse consequences including delaying repairs, refurbishments or equipment purchases that could make the affected rigs less competitive, adversely affect customer relationships and negatively impact our ability to contract such rigs.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, which could result in a material adverse effect on our financial condition.

Income tax returns that we file will be subject to review and examination. We will not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries, if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and result in a material adverse effect on our financial condition.

We may record losses or impairment charges related to rigs that we sell or idle rigs.

Prolonged periods of low utilization or low dayrates, the cold stacking of idle assets, the sale of assets below their then carrying value or the decline in market value of our assets may cause us to experience losses. These events could result in the recognition of an impairment charge, such as the impairment charge that we recorded on our FPSO at December 31, 2013 (see Note 5 to the Predecessor’s audited financial statements included elsewhere in this prospectus), if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these rigs may not be recoverable or if we sell assets at below their then carrying value.

We may have difficulty obtaining or maintaining insurance in the future and our insurance coverage and contractual indemnity rights may not protect us against all of the risks and hazards we face.

We do not procure insurance coverage for all of the potential risks and hazards we may face. Furthermore, no assurance can be given that we will be able to obtain insurance against all of the risks and hazards we face or that we will be able to obtain or maintain adequate insurance at rates and with deductibles or retention amounts that we consider commercially reasonable.

Our insurance carriers may interpret our insurance policies such that they do not cover losses for which we make claims. Our insurance policies may also have exclusions of coverage for some losses. Uninsured exposures may include expatriate activities prohibited by U.S. laws, radiation hazards, certain loss or damage to property onboard our rigs and losses relating to shore-based terrorist acts or strikes. Furthermore, the damage sustained to offshore oil and gas assets as a result of hurricanes in recent years has negatively impacted the energy insurance market, resulting in more restrictive and expensive coverage for U.S. named windstorm perils. If one or more future significant weather-related events occur in any geographic area in which we operate, we may experience increases in insurance costs, additional coverage restrictions or unavailability of certain insurance products.

Under our drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property, irrespective of the fault or negligence of the party indemnified. Although our drilling contracts generally provide for indemnification from our customers for certain liabilities, including liabilities resulting from pollution or contamination originating below the surface of the water and damage or loss of reservoir. Enforcement of these contractual rights to indemnity may be limited by public policy and other considerations and, in any event, may not adequately cover our losses from such incidents. There can also be no assurance that those parties with contractual obligations to indemnify us will necessarily be in a financial position to do so.

Although we maintain insurance in the geographic areas in which we operate, pollution, reservoir damage and environmental risks generally are not fully insurable. Our insurance policies may not adequately cover our losses or may have exclusions of coverage for some losses. We do not have insurance coverage or rights to indemnity for all risks, including loss of hire insurance on most of the rigs in our fleet. Uninsured exposures may include expatriate activities prohibited by U.S. laws and regulations, radiation hazards, certain loss or damage to property onboard our rigs and losses relating to shore-based terrorist acts or strikes. If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our business, financial condition or results of operations.

Government proposals in the U.K. would increase our effective tax rate and other possible changes in tax laws could adversely affect us and our shareholders.

We operate through various subsidiaries in numerous countries throughout the world. Consequently, we are subject to changes in tax laws, treaties or regulations or the interpretation or enforcement thereof in the U.K., the U.S. and other jurisdictions in which we or any of our subsidiaries operate or are incorporated. Changes in existing laws or the enactment or adoption of new tax laws or regulations may materially increase our cost of operating in certain countries and reduce our net income. For example, government proposals in the U.K. could restrict deductions on certain related party transactions, such as those relating to the bareboat charter agreements used in connection with our U.K. continental shelf operations. If implemented, the proposals are expected to become effective in April 2014 and would result in an increase in the effective tax rate on our consolidated operations. Such an increase in tax expense would reduce our net income.

Tax laws, treaties and regulations are highly complex and subject to interpretation. Our income tax expense is based upon our interpretation of the tax laws, treaties and regulations in effect in various countries at the time that the expense was incurred. If any laws, treaties or regulations change or taxing authorities do not agree with our interpretation of such laws, treaties and regulations, this could have a material adverse effect on us, including the imposition of a higher effective tax rate on our worldwide earnings or a reclassification of the tax impact of our significant corporate restructuring transactions.

In addition, the manner in which our shareholders are taxed on distributions on, and dispositions of, our shares could be affected by changes in tax laws, treaties or regulations or the interpretation or enforcement thereof in the U.K., the U.S. or other jurisdictions in which our shareholders are resident. Any such changes could result in increased taxes for our shareholders and affect the trading price of our shares.

Our operations are subject to numerous laws and regulations relating to the protection of the environment and of human health and safety, and compliance with these laws and regulations could impose significant costs and liabilities that exceed our current expectations.

Substantial costs, liabilities, delays and other significant issues could arise from environmental, health and safety laws and regulations covering our operations, and we may incur substantial costs and liabilities in maintaining compliance with such laws and regulations. Our operations are subject to extensive international conventions and treaties, and national or federal, state and local laws and regulations, governing environmental protection, including with respect to the discharge of materials into the environment and the security of chemical and industrial facilities. These laws govern a wide range of environmental issues, including:

•	the release of oil, drilling fluids, natural gas or other materials into the environment;

•	air emissions from our drilling rigs or our facilities;

•	handling, cleanup and remediation of solid and hazardous wastes at our drilling rigs or our facilities or at locations to which we have sent wastes for disposal;

•	restrictions on chemicals and other hazardous substances; and

•

wildlife protection, including regulations that ensure our activities do not jeopardize endangered or threatened animals, fish and plant species, nor destroy or modify the critical habitat of such species.

Various governmental authorities have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations and permits, or the release of oil or other materials into the environment, may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the imposition of stricter conditions on or revocation of permits, the issuance of moratoria or injunctions limiting or preventing some or all of our operations, delays in granting permits and cancellation of leases, or could affect our relationship with certain consumers.

There is inherent risk of the incurrence of environmental costs and liabilities in our business, some of which may be material, due to the handling of our customers’ hydrocarbon products as they are gathered, transported, processed and stored, air emissions related to our operations, historical industry operations, and water and waste disposal practices. Joint, several or strict liability may be incurred without regard to fault under certain environmental laws and regulations for the remediation of contaminated areas and in connection with past, present or future spills or releases of natural gas, oil and wastes on, under, or from past, present or future facilities. Private parties may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage arising from our operations. In addition, increasingly strict laws, regulations and enforcement policies could materially increase our compliance costs and the cost of any remediation that may become necessary. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us.

Our business may be adversely affected by increased costs due to stricter pollution control equipment requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. Also, we might not be able to obtain or maintain from time to time all required environmental regulatory approvals for our operations. If there is a delay in obtaining any required environmental regulatory approvals, or if we fail to obtain and comply with them, the operation or construction of our facilities could be prevented or become subject to additional costs. In addition, the steps we could be required to take to bring certain facilities into regulatory compliance could be prohibitively expensive, and we might be required to shut down, divest or alter the operation of those facilities, which might cause us to incur losses.

We make assumptions and develop expectations about possible expenditures related to environmental conditions based on current laws and regulations and current interpretations of those laws and regulations. If the interpretation of laws or regulations, or the laws and regulations themselves, change, our assumptions may change, and new capital costs may be incurred to comply with such changes. In addition, new environmental laws and regulations might adversely affect our operations, as well as waste management and air emissions. For instance, governmental agencies could impose additional safety requirements, which could affect our profitability. Further, new environmental laws and regulations might adversely affect our customers, which in turn could affect our profitability.

Finally, although some of our drilling rigs will be separately owned by our subsidiaries, under certain circumstances a parent company and all of the unit-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under environmental laws. Therefore, it is possible that we could be subject to liability upon a judgment against us or any one of our subsidiaries.

We are subject to risks associated with climate change and climate change regulation.

There is an ongoing debate that emissions of greenhouse gases, or GHGs, may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our services, the demand for and consumption of our services (due to change in both costs and weather patterns), and the economic health of the regions in which we operate, all of which can create financial risks. In addition, legislative and regulatory responses related to GHGs and climate change create the potential for financial risk. There have been international efforts seeking legally binding reductions in emissions of GHGs. In addition, increased public awareness and concern may result in more state, regional or federal requirements to reduce or mitigate GHG emissions.

The passage or promulgation of any new climate change laws or regulations by the United Nations’ International Maritime Organization, or IMO, at the international level, or by national or regional legislatures in the jurisdictions in which we operate, including the European Union, could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. If we are unable to recover or pass through a significant level of our costs related to complying with climate change regulatory requirements imposed on us, it could have a material adverse effect on our results of operations and financial condition. To the extent financial markets view climate change and GHG emissions as a financial risk, this could negatively impact our cost of and access to capital. Legislation or regulations that may be adopted to address climate change could also affect the markets for our services by making our services more or less desirable than services associated with competing sources of energy.

Finally, some scientists have concluded that increasing GHG concentrations in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of hurricanes and other storms, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to attract and retain skilled personnel or an increase in personnel costs could adversely affect our operations.

We require skilled personnel to operate and provide technical services and support for our drilling rigs. As the demand for drilling services and the size of the worldwide industry fleet increases, shortages of qualified personnel have occurred from time to time. These shortages could result in our loss of qualified personnel to competitors, impair our ability to attract and retain qualified personnel for our drilling rigs, impair the timeliness and quality of our work and create upward pressure on personnel costs, any of which could adversely affect our operations.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services and technology across international borders subjects our business to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions, in particular, are targeted against certain countries that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

Currently, we do not, nor do we intend to, operate in countries that are subject to significant sanctions and embargoes imposed by the U.S. government or identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Although we believe that we will be in compliance with all applicable sanctions and embargo laws and regulations at the closing of this offering, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into drilling contracts with individuals or entities in countries subject to significant U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.

Our operations present hazards and risks that require significant and continuous oversight, and we depend upon the security and reliability of our technologies, systems and networks in numerous locations where we conduct business.

Our floaters utilize certain technologies that make us vulnerable to cyber attacks that we may not be able to adequately protect against. These cybersecurity risks could disrupt certain of our operations for an extended period of time and result in the loss of critical data and in higher costs to correct and remedy the effects of such incidents. If our systems for protecting against information technology and cybersecurity risks prove to be insufficient, we could be materially adversely affected by having our business and financial systems compromised, our proprietary information altered, lost or stolen, or our business operations and safety procedures disrupted.

Fluctuations in exchange rates and nonconvertibility of currencies could result in unfavorable impacts on us.

We may experience unfavorable currency exchange impacts where revenues are received or expenses are paid in nonconvertible currencies or where we do not hedge an exposure to a foreign currency. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

We are subject to litigation that could have an adverse effect on us.

We are, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, asbestos and other toxic tort claims, environmental claims or proceedings, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and there can be no assurance as to the ultimate outcome of any litigation. Litigation may have an adverse effect on us because of potential negative outcomes, costs of attorneys, the allocation of management’s time and attention, and other factors.

We are a holding company, and we are dependent upon cash flow from subsidiaries to meet our obligations.

We currently conduct our operations through both U.S. and foreign subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations. Applicable tax laws may also subject such payments to us by our subsidiaries to further taxation.

The inability of our subsidiaries to transfer cash to us may mean that, even though we may have sufficient resources on a consolidated basis to meet our obligations, we may not be permitted to make the necessary transfers from subsidiaries to us in order to provide funds for the payment of our obligations.

Risks Related to Our Separation from and Our Relationship with Noble

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Noble.

By separating from Noble, our results of operations and cash flows may be susceptible to greater volatility due to fluctuations in our business levels and other factors that may adversely affect our operating and financial performance. As part of the Noble group of companies, we have historically enjoyed certain benefits of Noble’s operating diversity, purchasing power and opportunities to pursue integrated strategies. In addition, we have enjoyed certain benefits from Noble’s financial resources, including substantial borrowing capacity and capital for investment. As an independent, publicly-traded company, we will no longer participate in cash management and funding arrangements with Noble.

Because Noble’s other operations will no longer be available to offset any volatility in our results of operations and cash flows, volatility in our earnings may be more pronounced than our peers. In addition, we may not have similar diversity or integration opportunities and purchasing power and investors and securities analysts may not place a greater value on our business as an independent public company than on our business as a part of Noble.

After our separation from Noble, Noble’s financial and other resources will no longer be available to us and we may be required to make significant ongoing capital investments to maintain the competitiveness of our fleet. Our debt ratings may be restrained by the age of our fleet and by our fleet’s older-generation standard capabilities. As a result, our access to the debt markets may be limited, we may have a greater cost of capital and our financial covenants will be more restrictive than prior to our separation from Noble.

Our historical combined and unaudited pro forma combined financial statements are not necessarily indicative of our future financial condition, future results of operations or future cash flows nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The historical combined financial information we have included in this prospectus does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and is not necessarily indicative of our future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•

our Predecessor’s historical combined financial information reflects allocations of expenses for services historically provided by Noble, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent public company;

•	our cost of debt and other capitalization may be significantly different from that reflected in our historical combined financial statements;

•

our Predecessor’s historical combined financial information does not reflect the changes that will occur in our cost structure, management, financing arrangements and business operations as a result of our separation from Noble, including the costs related to being an independent public company;

•

our Predecessor’s historical combined financial information does not reflect the effects of certain liabilities that will be assumed by our company, and reflects the effects of certain assets and liabilities to be retained by Noble; and

•

our Predecessor’s historical combined financial information includes three standard specification drilling rigs to be retained by Noble as well as one jackup and two cold stacked submersibles that were sold by Noble in July 2013 and January 2014, respectively.

The pro forma adjustments are based on available information and assumptions that we believe are factually supportable. However, it is possible that our assumptions may prove to be inaccurate. In addition, our unaudited pro forma combined financial statements do not give effect to certain on-going additional costs that we expect to incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial statements do not reflect what our financial condition or results of operations would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our historical combined financial statements and the notes to those statements included in this prospectus.

We have been dependent on Noble for business functions and we may encounter difficulties in making the changes necessary to operate as an independent public company.

We have historically used Noble’s infrastructure to support our business functions, including the following functions:

•	accounting and financial reporting;

•	information technology and communications;

•	legal;

•	human resources and employee benefits;

•	tax administration; and

•	treasury and corporate finance.

If Noble does not support our business functions and perform the transition services pursuant to the transition services agreement, we may not be able to operate our business effectively and our profitability may decline. In addition, we may be unable to replace in a timely manner or on comparable terms the services or other benefits that Noble previously provided to us that are not specified in the transition services agreement. Following the expiration of our transition services agreement with Noble, we will no longer have access to Noble’s infrastructure, and we will need to establish our own. We expect to incur substantial costs to establish the necessary infrastructure to enable us to establish these business functions. If we are unable to establish the necessary infrastructure to enable us to perform these functions or if we experience a significant increase in the costs of performing or outsourcing these functions, it would materially adversely affect our business, financial condition and results of operations.

We will incur increased ongoing costs as a result of being a standalone publicly traded company.

We have no history operating as a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses. We will be subject to SEC and NYSE rules and regulations, which will increase our legal and financial compliance costs and make activities more time-consuming and costly. For example, as a result of becoming a publicly traded company, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded company reporting requirements. It is possible that our actual incremental costs of being a publicly traded company will be materially higher than our current estimate of $8 million per year.

Our operation as an independent public company and resulting changes in management may negatively impact our customer base.

Following our separation from Noble, some of our customers, prospective customers, suppliers or other companies with whom we conduct business may prefer to work with larger companies or different management teams. They may also need assurances that our financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. Any failure of parties to be satisfied with our management or financial credibility could have a material adverse effect on our business, financial condition and results of operations.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the separation and may strain our resources.

Our financial results previously were included within the combined results of Noble, and our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act. As a result of our separation from Noble, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, beginning with the filing of our Annual Report on Form 10-K for the year ending December 31, 2014, annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and internal control requirements, in addition to U.K. statutory obligations, will place significant demands on our management and administrative and operational resources, including accounting resources.

To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps and, among other things, directors and officers liability insurance, director fees, SEC reporting, transfer agent fees, increased auditing and legal fees and similar expenses, which expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial condition and results of operations.

The terms of our separation from Noble, the related agreements and other transactions with Noble were determined by Noble and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.

Prior to the closing of the offering, we will enter into various agreements to complete the separation of our business from Noble, including, among others, a master separation agreement, employee matters agreement, a tax sharing agreement and a transition services agreement. The agreements between us and Noble will also govern our various interim and ongoing relationships.

Under the transition services agreement, Noble will continue to provide various interim corporate support services to us and we will provide various interim support services to Noble. The master separation agreement will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of Noble for liabilities unrelated to our business. Among other things, the master separation agreement will contain indemnification obligations and ongoing commitments of us and Noble designed to make our company financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation, as well as those obligations of Noble assumed by us pursuant to the master separation agreement. If we are required to indemnify Noble under the circumstances set forth in the master separation agreement, we may be subject to substantial liabilities.

These agreements will continue in accordance with their terms after any distribution by Noble of our shares to its shareholders. For a description of these agreements and the other agreements that we will enter into with Noble, please read “Certain Relationships and Related Party Transactions.”

During the time that we are controlled by Noble, it is possible for Noble to cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements. We will be bound by any such amendments until the agreements expire or the parties agree to further amend the terms. Any of those amendments may not be favorable to us.

The terms and conditions of the separation and the agreements governing our relationship with Noble following the separation may differ from the terms and conditions that are discussed in this prospectus and such differences may be significant.

The terms and conditions of the separation are not yet final, and certain information contained in this prospectus about the separation, including the allocation of assets and liabilities between, and the rights and obligations of, Noble and us, may differ from the terms and conditions of the separation that are finalized subsequent to the date of this prospectus. Any such differences may be significant.

Following the separation, Noble and we will operate independently. In order to govern the ongoing relationship between Noble and us after the separation and to facilitate an orderly transition to our status as an independent, publicly-traded company, Noble and we intend to enter into agreements providing for certain services and rights following the separation, and under which Noble and we will agree to indemnify each other against certain liabilities arising from our respective businesses. The terms and conditions of the agreements with Noble are not yet final, and certain information in this prospectus about the terms and conditions of these agreements may differ from the terms and conditions of these agreements that are finalized subsequent to the date of this prospectus. Any such differences may be significant and may not be favorable to us.

Our liabilities under the tax sharing agreement could be significant and cannot be precisely quantified at this time.

Under the tax sharing agreement we will enter into with Noble on or before the date of the offering, we generally will be liable for and indemnify Noble against all taxes attributable to the standard specification drilling business, whether accruing before, on, or after the date of the offering. In addition, we could be liable for and required to indemnify Noble against a significant amount of taxes in the event the Distribution or certain related transactions were to fail to qualify as tax-free for such purposes. Our liabilities under the tax sharing agreement could have a material adverse effect on us. At this time, we cannot precisely quantify the amount of liabilities we may have under the tax sharing agreement and there can be no assurances as to their final amounts. Please read “Certain Relationships and Related Party Transactions—Tax Sharing Agreement” for a more detailed discussion.

The tax sharing agreement may limit our ability to engage in certain strategic corporate transactions and equity issuances.

Under the tax sharing agreement, we and our affiliates generally will be restricted from taking or failing to take any action that would be inconsistent with the Distribution and certain related transactions qualifying as tax-free to Noble, its shareholders, and us for U.S. federal income tax purposes. These restrictions, to the extent they remain in effect and apply to particular transactions we may seek to undertake, may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business. For more information, please read “Certain Relationships and Related Party Transactions—Tax Sharing Agreement.”

We will be controlled by Noble as long as it owns a majority of our outstanding voting shares, and you will be unable to affect the outcome of shareholder voting during that time.

Upon the closing of this offering, Noble will own     % of our outstanding shares, or     % if the underwriters’ option to purchase additional shares is exercised in full. As long as Noble owns, directly or indirectly,              or more of our outstanding voting shares, Noble will be able to control the outcome of all shareholder voting and for as long as Noble own a majority of our outstanding voting shares, it will be able to exert significant control over us, including the ability to elect or remove and replace our entire board of directors. This concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without the support of Noble and Noble’s interests may conflict with your interests as a shareholder. Under U.K. law, certain corporate actions require the approval of a majority or in some cases three quarters of votes cast at a general meeting. Accordingly, through the rights attaching to such controlling interests in our shares, Noble will be able to determine shareholder votes on key corporate actions, including:

•	amendments to our articles of association;

•	the composition of our board of directors and, through it, certain determinations with respect to our business direction and policies;

•	the appointment and removal of our auditors;

•	the approval of board compensation policies, including our remuneration policy and approval of payments for loss of office by directors;

•	the approval of mergers or other business combinations;

•	ratification of certain actions taken by the board, potentially including breach of their duties;

•	the disapplication of statutory pre-emption rights under U.K. law in relation to further issuances of shares;

•	a reduction or reorganization of our share capital; and

•	the payment of dividends on our shares.

Your interests as our shareholders, and the interests of Noble or its transferee, may differ.

In addition, Noble may enter into credit agreements, indentures or other contracts that commit it to limit our activities and the activities of Noble’s other subsidiaries. Noble’s representatives on our board or board committees could direct our business so as not to breach any of these agreements. These limitations could have a material adverse effect on our business, financial condition and results of operations.

Our interests may conflict with those of Noble with respect to business relationships, and because of Noble’s controlling ownership, we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions.

Our interests may conflict with those of Noble in a number of areas relating to our past and ongoing relationships, including:

•	the settlement of issues relating to matters for which we have indemnified Noble or for which Noble has indemnified us;

•	the timing and manner of any sales or distributions by Noble of all or any portion of its ownership interest in us;

•	agreements with Noble and its affiliates relating to transition services that may be material to our business;

•	the solicitation and hiring of employees from each other;

•	business opportunities that may be presented to Noble and to our officers and directors associated with Noble; and

•	capital allocation.

We may not be able to resolve any potential conflicts with Noble, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The master separation agreement provides that Noble has no duty to refrain from engaging in activities or lines of business similar to ours and may compete with us and that Noble and its officers, directors and employees will not be liable to us or our shareholders for failing to present specified corporate opportunities to us.

Our directors and executive officers have potential conflicts of interest, and conflicts of interest between Noble and us could be resolved in a manner unfavorable to us.

Various conflicts of interest between our indirect, controlling shareholder, Noble, and us could arise. Under our master separation agreement, Noble will have the right to designate a majority of our directors and the chairman of our board of directors for so long as it owns a majority of our shares, and the right to designate a certain number of directors based on its ownership percentage even when Noble holds less than a majority of our shares. The chairman of our board of directors and a majority of our initial directors are executive officers (and in the case of David W. Williams, a director) of Noble. These directors owe fiduciary or other duties to both us and Noble. In addition, our directors and officers own Noble shares or equity awards and may acquire additional shares or equity awards in Noble. In some cases such holdings may be a significant portion of their total assets. Our directors’ positions at Noble and our officers’ and directors’ ownership of any Noble equity creates, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Noble than for us. In addition, in connection with these decisions, directors who hold positions at Noble may recuse themselves and would therefore not participate in any action by our directors relating to these transactions or relationships. These decisions could relate to, among other things:

•	disagreements or arrangements under the agreements relating to our separation from Noble;

•	disagreements over corporate opportunities;

•	competition between us and Noble;

•	employee retention or recruiting;

•	our dividend and capital expenditure policies; and

•	the services and arrangements from which we benefit as a result of our relationship with Noble.

Potential conflicts of interest could also arise if we enter into any new commercial arrangements with Noble in the future. Our directors who also have positions with Noble may also face conflicts of interest with regard to the allocation of their time between Noble and us. Please read “Certain Relationships and Related Party Transactions.”

The corporate opportunity provisions in our master separation agreement could enable Noble to benefit from corporate opportunities that might otherwise be available to us.

The master separation agreement will contain provisions related to corporate opportunities that may be of interest to both Noble and us. The master separation agreement will provide that if a corporate opportunity is offered to:

•

one of our directors who is also an officer of Noble, that opportunity will belong to Noble unless expressly offered to that person primarily in his capacity as our director, in which case such opportunity will belong to us; and

•

any person who is either (1) an officer or employee of both us and Noble or (2) a director of both us and Noble (but not an officer or employee of either one), that opportunity will belong to Noble unless expressly offered to that person primarily in his capacity as our officer, employee or director, in which case such opportunity will belong to us.

In addition, the master separation agreement will provide that any corporate opportunity that belongs to Noble or to us, as the case may be, may not be pursued by the other, unless and until the party to whom the opportunity belongs determines not to pursue the opportunity and so informs the other party. These provisions create the possibility that a corporate opportunity that may be pertinent to us may be used for the benefit of Noble. Please read “Certain Relationships and Related Party Transactions.”

Risks Related to This Offering and Ownership of Our Shares

Purchasers in this offering will experience immediate and substantial dilution in pro forma net tangible book value per share.

Dilution per share represents the difference between the initial public offering price and the pro forma net tangible book value per share immediately after the offering of our shares. Purchasers of our shares in this offering will experience immediate dilution of $         in net tangible book value per share as of                     , based on the initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Further, if we issue additional shares or other equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced.

We will be a “controlled company” under the rules of the NYSE and, as a result, we will qualify for, and intend to rely on, exemptions from some of the corporate governance requirements of the NYSE. Accordingly, our shareholders will not have as many corporate governance protections as shareholders of some other publicly traded companies.

Upon the closing of this offering, Noble will continue to own more than 80% of our outstanding shares and we will be considered a “controlled company” under the corporate governance rules of the NYSE. As a controlled company, we are eligible for exemptions from some of the requirements of these rules, including the requirements (i) that a majority of our board of directors consists of independent directors, (ii) that we have a nominating and governance committee and a compensation committee, and that each such committee be composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities and (iii) for annual performance evaluations of the nominating and governance committee and the compensation committee. Following this offering, we intend to utilize these exemptions for so long as Noble or any other person or entity continues to own a majority of our outstanding voting securities. Accordingly, shareholders will not have the same protections afforded to shareholders of companies that are subject to such corporate governance requirements.

Noble is free to sell a controlling interest in us to a third party, and, if it does so, you may not realize any change-of-control premium on our shares, and we may become subject to the control of a presently unknown third party.

Following the expiration of the 180-day lock-up period with the underwriters or its earlier termination, as described under “Underwriting,” Noble intends to distribute its remaining equity interest in us to its shareholders by means of a spin-off. However, as discussed in the risk factor below, the Distribution may not occur by the contemplated time or at all. If Noble were to abandon the Distribution, it could, among other things, sell a controlling interest in us to a third party. The ability of Noble to sell our shares to a third party, with no requirement for a concurrent offer to be made to acquire all of our shares that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares that may otherwise accrue to Noble, upon its private sale of our shares. In addition, if Noble were to sell its equity interest in our company in a private transaction, we may become subject to the control of a presently unknown third party. Such a third party may have conflicts of interest with those of other shareholders. Prior to the distribution of Noble’s equity interest in us to its shareholders, if such distribution occurs at all, Noble’s voting control may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our shares might otherwise receive a premium for your shares over the then-current market price.

There is no assurance that the Distribution will occur. If the Distribution does not occur, our business and share price may suffer.

Noble has announced an intention to distribute to its shareholders all of our shares it then owns through a spin-off. The Distribution is subject to a number of conditions, and Noble has the right to terminate the Distribution if the Noble board of directors determines, in its sole discretion, that the Distribution is not in the best interest of Noble or its shareholders. Accordingly, the Distribution may not occur on the expected timeframe, or at all. If the Distribution does not occur, we may not be able to obtain some of the benefits we expect as a result of the separation from Noble, including focused, efficient, cost-effective operations and the other benefits. Furthermore, if the Distribution does not occur, the risks relating to Noble’s control of us and the potential business conflicts of interest between Noble and us will continue to be relevant to our shareholders. If the Distribution is delayed or not completed at all, the liquidity of our shares in the market may be constrained for as long as Noble continues to hold a significant position in our shares. A lack of liquidity in our shares may adversely affect our share price.

There is no existing market for our shares and we do not know if one will develop, which could impede your ability to sell your shares and depress the market price of our shares.

Prior to this offering, there has not been a trading market for our shares. We cannot assure you that an active trading market will develop or be sustained or how liquid that market might become for our shares after this offering, nor can we predict the prices at which our shares will trade after this offering. If an active trading market does not develop, you may have difficulty selling any of our shares that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Please read “Underwriting.” Consequently, you may not be able to sell our shares at prices equal to or greater than the price you paid in this offering.

The price of our shares may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our shares may prevent you from being able to sell your shares at or above the price you paid for them. The market price of our shares could fluctuate significantly due to a number of factors, many of which are beyond our control, including those described above and the following:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our shareholders or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our shares;

•	changes in dividend amounts or our dividend policy or our failure to pay a dividend, if declared;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sale of shares by members of our management team;

•	adverse resolution of new or pending litigation against us;

•	general economic, industry and stock market conditions; and

•	future sales of our shares by us or our shareholders or the Distribution by Noble.

As a result of these factors, investors in our shares may not be able to resell their shares at or above the initial public offering price or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our shares is low.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our shares could decline.

Future sales or the availability for sale of substantial amounts of our shares in the public market could adversely affect the prevailing market price of our shares and could impair our ability to raise capital through future sales of equity securities. Upon consummation of this offering,             shares will be reserved for issuance under our equity incentive plan, and we may issue equity in future offerings to fund acquisitions and other expenditures, which may decrease the value of our shareholders’ investment in us. Additionally, upon completion of this offering, Noble will own     % of our outstanding shares (or     % if the underwriters exercise their option to purchase additional shares in full) and, following the expiration of the 180-day lockup period, or its earlier termination, if the Distribution is not made, could sell a substantial portion of these shares into the market, which could cause the price of our shares to decline. Any decline in the price of our shares might impede our ability to raise capital through the issuance of additional shares or other equity securities. We may also grant registration rights covering shares issued in connection with any acquisition or investment.

If securities analysts do not publish research or reports about our company, or issue unfavorable commentary about us or downgrade our shares, the price of our shares could decline.

The trading market for our shares will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could use estimation or valuation methods that we do not agree with, downgrade our shares or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our shares could decline.

We have no obligation to, and may not be able to, declare or pay dividends on our shares. If we do not declare and pay dividends on our shares, our share price could decline.

We intend to declare and pay dividends on our shares based on our financial condition and results of operations, although we have no obligation under U.K. law or our articles of association to do so. Additionally, we may not be able to declare and pay dividends on our shares. Dividends can be declared either by our directors or by the passing of an ordinary shareholder resolution (i.e., passed with a majority of the votes cast). The total amount of dividends on our shares is limited to the amount of our “distributable profits,” as defined under U.K. law. We may need to create distributable profits sufficient to pay our desired amount of dividends through a court approved reduction of capital or other customary means which may not be successful and which could result in substantial costs. In addition, agreements governing certain of our indebtedness may restrict our ability to pay dividends. If we do not pay dividends as expected, our share price could decline.

Substantial sales of our shares by us or our shareholders could cause our share price to decline and issuances by us will dilute your ownership in our company.

Any sales of substantial amounts of our shares in the public market after the separation, or the perception that these sales might occur, could lower the market price of our shares and impede our ability to raise capital through the issuance of equity securities. Our largest shareholders could sell the shares they receive in this offering or the Distribution for various reasons. For example, such investors may not believe that our business profile or level of market capitalization as an independent public company fits their investment objectives. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company will be diluted and the value of your investment may be reduced.

Transfers of our shares may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in our shares.

Stamp duty or stamp duty reserve tax (SDRT) are imposed in the U.K. on certain transfers of chargeable securities (which include shares in companies incorporated in the U.K.) at a rate of 0.5% of the consideration paid for the transfer. Certain issues or transfers of shares to depositories or into clearance systems may be charged at a higher rate of 1.5%.

You are strongly encouraged to hold your shares in book entry form through the facilities of DTC. Transfers of shares held in book entry form through DTC will not attract a charge to stamp duty or SDRT in the U.K. A transfer of title in the shares from within the DTC system out of DTC and any subsequent transfers that occur entirely outside the DTC system, including repurchase by us, will attract a charge to stamp duty or SDRT at a rate of 0.5% of any consideration, which is payable by the transferee of the shares. Any such duty must be paid (and the relevant transfer document, if any, stamped by HMRC) before the transfer can be registered in the books of Paragon Offshore. However, if those shares are redeposited into DTC, the redeposit will attract stamp duty or SDRT at the rate of 1.5% to be paid by the transferor.

In connection with the completion of this offering, we expect to put in place arrangements to require that shares held in certificated form cannot be transferred into the DTC system until the transferor of the shares has first delivered the shares to a depositary specified by us so that SDRT may be collected in connection with the initial delivery to the depositary. Any such shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put the depositary in funds to settle the resultant liability to SDRT, which will be charged at a rate of 1.5% of the value of the shares.

If our shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in our securities may be disrupted.

The facilities of DTC are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. Our shares will be eligible for deposit and clearing within the DTC system. We expect to enter into arrangements with DTC whereby we will agree to indemnify DTC for any stamp duty or SDRT that may be assessed upon it as a result of its service as a depository and clearing agency for our shares. We expect these actions, among others, will result in DTC agreeing to accept the shares for deposit and clearing within its facilities.

DTC is not obligated to accept the shares for deposit and clearing within its facilities at the closing and, even if DTC does initially accept the shares, it will generally have discretion to cease to act as a depository and clearing agency for the shares. If DTC determined prior to the completion of this offering that the shares are not eligible for clearance within the DTC system, then we would not expect to complete the Transactions contemplated by this prospectus in their current form. However, if DTC determined at any time after the completion of this offering that the shares were not eligible for continued deposit and clearance within its facilities, then we believe the shares would not be eligible for continued listing on a U.S. securities exchange or inclusion in the Standard & Poor’s 500 Index and trading in the shares would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the trading price of the shares.

Provisions in our articles of association are intended to have anti-takeover effects that could discourage an acquisition of us by others, and may prevent attempts by shareholders to replace or remove our current management.

Certain provisions in our articles of association are intended to have the effect of delaying or preventing a change in control of us or changes in our management. For example, we expect that our articles of association will include provisions that establish an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors; and provide that vacancies on our board of directors may be filled only by the approval of a majority of directors then in office. U.K. law also prohibits the passing of written shareholder resolutions by public companies. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our shareholders. Please read “Description of Share Capital.”

The enforcement of civil liabilities against us may be more difficult than the enforcement of civil liabilities against a U.S. corporation.

Because we will be a public limited company incorporated under U.K. law, investors could experience more difficulty enforcing judgments obtained against us in U.S. courts than would be the case for U.S. judgments obtained against a U.S. corporation. In addition, it may be more difficult or impossible to bring some types of claims against us in courts in the U.K. than it would be to bring similar claims against a U.S. company in a U.S. court.

As a result of shareholder approval requirements, we may have less flexibility as a U.K. public limited company than as a U.S. corporation with respect to certain aspects of capital management.

Under Delaware law, directors may issue, without further shareholder approval, any shares authorized in the certificate of incorporation of a Delaware corporation that are not already issued or reserved. Delaware law also provides substantial flexibility in establishing the terms of preferred shares. However, U.K. law provides that, subject to certain limited exceptions, a board of directors may only allot shares with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. This authorization would need to be renewed by our shareholders upon or before its expiration (i.e., at least every five years).

U.K. law also generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed upon or before its expiration (i.e., at least every five years). Prior to the closing of this offering, Noble, our sole shareholder is expected to adopt resolutions permitting our board of directors to allot up to $         nominal value of shares without further shareholder approval and to waive preemptive rights with respect to such shares.

U.K. law also prohibits a company from repurchasing its own shares without the prior approval of a shareholder resolution. For a public company, such approval may last for a maximum period of up to five years and only permits shares to be repurchased using distributable profits or the proceeds of a new issue of shares. Prior to the consummation of this offering, our sole shareholder is expected to adopt ordinary resolutions permitting our board of directors to repurchase our shares.

We cannot assure you that situations will not arise where such shareholder approval requirements for any of these actions would deprive our shareholders of substantial capital management benefits.

CAUTIONARY STATEMENT CONCERNING FORWARD–LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk Factors,” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

Assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, we estimate that the net proceeds to us from the sale of shares in this offering will be approximately $         (or $         if the underwriters exercise their option to purchase additional shares in full).

We expect to use all of the net proceeds from this offering to repay intercompany indebtedness issued to Noble as partial consideration for the standard specification drilling business transferred to us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our net proceeds from this offering by approximately $         (or $         if the underwriters exercise their option to purchase additional shares in full), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2013:

•	on a historical basis;

•

on a pro forma basis to give effect to Noble’s transfer of our standard specification drilling business to us in exchange for intercompany indebtedness and ordinary shares as described in “Prospectus Summary—Structure and Formation of Our Company”; and

•

on a pro forma basis as adjusted to give effect to our third-party debt financings and this offering and the application of the net proceeds therefrom as described in “Prospectus Summary—Structure and Formation of Our Company.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and related notes included elsewhere in this prospectus.

	December 31, 2013
	Predecessor Actual	Paragon Offshore Pro Forma	Paragon Offshore Pro Forma As Adjusted
	(In thousands, except share amounts) (unaudited)
Cash and cash equivalents	$36,581	$	$

Indebtedness:
Long-term debt (1)	$1,561,141	$	$
Intercompany debt (2)	—

Total indebtedness	1,561,141

Equity:
Net parent investment	$2,005,339	$	$
Ordinary shares (nominal value $ per share; shares issued and outstanding)	—
Accumulated other comprehensive loss	(6)

Total equity	2,005,333

Total capitalization	$3,566,474	$	$

(1)	Predecessor Actual and Paragon Offshore Pro Forma long-term debt reflects indebtedness of Noble that is expected to be repaid with the net proceeds from this offering. Paragon Offshore Pro Forma As Adjusted long-term debt reflects certain debt arrangements we intend to enter into in connection with the Transactions. Please read “Description of Certain Indebtedness.”
(2)	As of , 2014, we held notes payable to certain of Noble’s subsidiaries in an aggregate amount of $ . All intercompany indebtedness will be repaid in connection with the Transactions.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the adjusted amount for each of intercompany debt, net parent investment, total equity and total capitalization by approximately $         (or $         if the underwriters exercise their option to purchase additional shares in full), assuming that the number of shares offered by us, as listed on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our shares through this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share after giving effect to the Transactions. Net tangible book value per share represents:

•	total assets less intangible assets;

•	reduced by our total liabilities; and

•	divided by the number of shares outstanding.

Dilution per share represents the difference between the amount per share paid by purchasers of our shares in this offering and the pro forma tangible book value per share after giving effect to the Transactions. As of December 31, 2013, after giving effect to the Transactions, our pro forma net tangible book value was approximately $        , or $         per share based on              million shares outstanding prior to this offering. This represents an immediate dilution of $         per share to investors purchasing shares in this offering. The following table illustrates this dilution per share assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us:

Assumed initial public offering price per share	$
Historical net tangible book value
Pro forma net tangible book value per share as of December 31, 2013, after giving effect to the separation from Noble	$

Increase per share attributable to new investors
Pro forma net tangible book value per share as of December 31, 2013, after giving effect to the Transactions

Dilution per share to new investors	$

The following table shows, as of December 31, 2013, on a pro forma basis, the difference between the number of shares purchased from us, the total consideration paid to us and the average price paid by Noble and by new investors purchasing our shares in this offering:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Noble			%	$		%	$
New investors			%			%

Total			%	$		%	$

If the underwriters exercise their option to purchase additional shares in full, our pro forma net tangible book value will increase to $         per share, representing an increase to existing holders of $         per share, and there will be an immediate dilution of $         per share to new investors.

A $1.00 increase or decrease in the assumed initial public offering price of $         per ordinary share, the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease net tangible book value by $        , or $         per ordinary share, and would increase or decrease the dilution per ordinary share to purchasers in this offering by $        , based on the assumptions set forth above.

Except as otherwise indicated, the discussion and table above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, Noble would own approximately     % and the public would own approximately     % of the total number of our shares outstanding after this offering.

To the extent that any options or other equity incentive grants are issued in the future (including pursuant to the equity incentive plan we expect to adopt in connection with the completion of this offering) with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

DIVIDEND POLICY

We expect to pay a regular quarterly cash dividend on our ordinary shares. Initially, we expect that the amount of this dividend will be between approximately $20 million and $22.5 million in the aggregate per quarter, or between approximately $80 million and $90 million in the aggregate on an annualized basis. We expect that the first such quarterly dividend will be declared and paid in the              quarter of 2014.

The timing, declaration, amount and payment of these dividends to shareholders, including the initial quarterly dividend, falls within the discretion of our board of directors. The proposal or declaration of cash dividends by our board of directors, and the amount thereof, will depend on many factors, including our financial condition, earnings, future business prospects, opportunities, share price, capital requirements and any other factors our board of directors may deem relevant. In addition, we expect the agreements governing certain of our indebtedness to restrict the amount of dividends we may pay; however, we expect such agreements to permit payment of dividends in the amounts described above so long as we are not in default under any such agreement.

Under U.K. law, we may only pay dividends on our issued shares out of our distributable profits. “Distributable profits” are our accumulated, realized profits not previously utilized by distribution or capitalization, less accumulated, realized losses that have not been previously written off in a reduction or reorganization of capital, calculated on our standalone statutory balance sheet. We intend to undertake capital reductions to create distributable profits sufficient to pay the initial dividend we describe above. Please read “Description of Share Capital—Share Capital” and “—Dividends.”

There can be no assurance we will pay any dividend or that we will continue to pay any dividend even if we commence the payment of dividends. Please read “Risk Factors—Risks Related to This Offering and Ownership of Our Shares—We have no obligation to, and may not be able to, declare or pay dividends on our shares. If we do not declare and pay dividends on our shares, our share price could decline.”

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

On September 24, 2013, Noble Corporation plc (“Noble”), announced a plan to reorganize its business by means of a separation and spin-off of a newly-formed subsidiary, Paragon Offshore Limited (“we” or “Paragon Offshore”), whose assets and liabilities would consist of most of Noble’s standard specification drilling business.

Set forth below are the unaudited pro forma combined balance sheet of Paragon Offshore as of December 31, 2013 and the unaudited pro forma combined statement of operations for Paragon Offshore for the year ended December 31, 2013. The unaudited pro forma combined financial data for Paragon Offshore has been derived by adjusting the historical combined financial statements of Noble’s standard specification drilling business, our predecessor for accounting purposes (our “Predecessor”).

The separation of Paragon Offshore from Noble is referred to herein as the “Separation.” The plan contemplates the execution of the Separation through the completion of the following steps anticipated to be completed in 2014:

(i)	the transfer by Noble of the standard specification drilling business to us in exchange for intercompany indebtedness and our ordinary shares;

(ii)	the Paragon Offshore debt financings; and

(iii)	the initial public offering of up to 19.7% of our ordinary shares.

Following this offering, Noble intends to distribute its shares of Paragon Offshore to Noble shareholders in a spin-off. The distribution of Paragon Offshore shares by Noble is expected to occur in the second half of 2014. The distribution of shares by Noble has no impact to the pro forma results of Paragon Offshore.

The combined financial statements of our Predecessor were prepared on a stand-alone basis and are derived from Noble’s combined financial statements and accounting records. These combined financial statements include assets and liabilities that are specifically identifiable or have been allocated to our Predecessor. Costs directly related to our Predecessor have been included in the accompanying financial statements. Our Predecessor received service and support functions from Noble. The costs associated with these support functions have been allocated relative to Noble in its entirety, which is considered to be the most meaningful under the circumstances.

Our Predecessor’s fleet of mobile offshore drilling rigs consists of 37 jackups, five drillships, four semisubmersibles and two submersibles. The business and assets of our Predecessor also include one FPSO that is currently cold stacked and the provision of drilling and maintenance services (but not a rig) on the Hibernia Project in the Canadian Atlantic, under a five-year contract with a joint venture in which Exxon is the primary operator. Noble will retain its interest in two standard specification jackups and one standard specification semisubmersible drilling rig. Additionally, in July 2013, our Predecessor sold the Noble Lewis Dugger, a standard specification jackup. Pro forma adjustments to exclude these four rigs have been presented in the “Excluded or disposed standard-spec assets” column of the unaudited pro forma combined financial statements. In January 2014, our Predecessor sold the Noble Joe Alford and the Noble Lester Pettus, two cold stacked submersibles. No pro forma adjustments have been made to exclude these submersibles.

At the Separation, Paragon Offshore’s fleet will consist of 34 jackups, five drillships, three semisubmersibles and one floating production storage and offloading unit, as well as the Hibernia platform operations.

The following unaudited pro forma combined financial information sets forth:

(i)	the historical financial information of our Predecessor and the Excluded or disposed standard-spec assets as of December 31, 2013 and for the year then ended, as derived from the audited combined financial statements of our Predecessor; and

(ii)	the unaudited pro forma combined financial statements of Paragon Offshore assuming the proposed Separation and related financings, including this offering, were completed as of December 31, 2013 for purposes of the unaudited pro forma combined balance sheet and as of January 1, 2013 for purposes of the unaudited pro forma combined statements of operations.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, we believe that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions and are properly applied in the unaudited pro forma combined financial statements.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. We will be required to establish procedures and practices as a standalone public company in order to comply with our obligations under those laws and the related rules and regulations. As a result, we expect to incur approximately $8 million of incremental annual expenses related to being a public company, including internal and external audit, investor relations, share administration and regulatory compliance costs. The amount of these expenses will exceed the amount historically allocated to us from Noble for these types of expenses.

The unaudited pro forma combined financial statements are presented for comparative purposes only and may not necessarily be indicative of what the actual financial position or results of operations of Paragon Offshore would have been as of, and for, the period presented, nor does it purport to represent the future financial position or results of operations of Paragon Offshore.

You should read our unaudited pro forma combined financial statements and the accompanying notes in conjunction with our Predecessor’s historical combined financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Certain Relationships and Related Party Transactions.”

Unaudited pro forma combined balance sheet as of December 31, 2013

(In thousands)

	Predecessor Historical	Excluded or disposed standard-spec assets	Pre-financing subtotal	Financing adjustments	Separation adjustments	Paragon Offshore Pro Forma
		Note 1		Note 2	Note 3
ASSETS
Current assets
Cash and cash equivalents	$36,581	$—	$36,581	$	$	$
Accounts receivable	356,241	(26,609)	329,632
Prepaid and other current assets	51,182	(1,178)	50,004

Total current assets	444,004	(27,787)	416,217

Property and equipment, at cost	6,067,066	(683,936)	5,383,130
Accumulated depreciation	(2,607,382)	186,077	(2,421,305)

Property and equipment, net	3,459,684	(497,859)	2,961,825

Other assets	79,111	(14,383)	64,728

Total assets	$3,982,799	$(540,029)	$3,442,770	$	$	$

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$124,442	$(9,524)	$114,918	$	$	$
Accrued payroll and related costs	60,738	(5,612)	55,126
Other current liabilities	41,374	(18)	41,356

Total current liabilities	226,554	(15,154)	211,400

Long-term debt	1,561,141	—	1,561,141
Other liabilities	189,771	—	189,771

Total liabilities	1,977,466	(15,154)	1,962,312

Commitments and contingencies
Shareholders’ equity
Net parent investment	2,005,339	(524,875)	1,480,464
Shareholders’ equity	—	—	—
Accumulated other comprehensive loss	(6)	—	(6)

Total equity	2,005,333	(524,875)	1,480,458

Total liabilities and equity	$3,982,799	$(540,029)	$3,442,770	$	$	$

See accompanying notes to the unaudited pro forma combined financial statements.

Unaudited pro forma combined statement of income for the year ended December 31, 2013

(In thousands)

	Predecessor Historical	Excluded or disposed standard-spec assets	Pre-financing subtotal	Financing adjustments		Separation adjustments		Paragon Offshore Pro Forma
		Note 1		Note 2		Note 3
Operating revenues
Contract drilling services	$1,807,952	$(192,626)	$1,615,326		$—		$—		$1,615,326
Reimbursables	49,810	(4,227)	45,583		—		—		45,583
Labor contract drilling services	35,146	—	35,146		—		—		35,146
Other revenues	94	—	94		—		—		94

	1,893,002	(196,853)	1,696,149		—		—		1,696,149

Operating costs and expenses
Contract drilling services	914,702	(78,709)	835,993		—		—		835,993
Reimbursables	38,341	(3,201)	35,140		—		—		35,140
Labor contract drilling services	24,333	—	24,333		—		—		24,333
Depreciation and amortization	413,305	(43,616)	369,689		—		—		369,689
General and administrative	64,907	(6,402)	58,505		—		—		58,505
Loss on impairment	43,688	—	43,688		—				43,688
Gain on disposal of assets, net	(35,646)	35,646	—		—		—		—
Gain on contract settlements/extinguishment, net	(24,373)	8,191	(16,182)		—		—		(16,182)

	1,439,257	(88,091)	1,351,166		—		—		1,351,166

Operating income	453,745	(108,762)	344,983		—		—		344,983

Other income (expense)
Interest expense, net of amount capitalized	(5,938)	—	(5,938)
Interest income and other, net	(1,897)	(409)	(2,306)

Income before income taxes	445,910	(109,171)	336,739
Income tax provision	(85,605)	17,059	(68,546)

Net income	$360,305	$(92,112)	$268,193	$		$		$

Net income per share
Basic	N/A	N/A	N/A	$		$		$
Diluted	N/A	N/A	N/A
Weighted-average shares outstanding
Basic	N/A	N/A	N/A
Diluted	N/A	N/A	N/A

See accompanying notes to the unaudited pro forma combined financial statements.

Notes to unaudited pro forma combined financial statements

Note 1. Removal of Excluded or disposed standard-spec assets adjustments

The pro forma adjustments included in the accompanying unaudited pro forma combined financial statements include adjustments to assets, liabilities, revenues and costs that are specifically identifiable or have been allocated directly to the Excluded or disposed standard-spec assets. Shareholders’ equity for the Excluded or disposed standard-spec assets represents the Predecessor’s interest in the recorded net assets of the Excluded or disposed standard-spec assets and cumulative operating results.

General and administrative expenses

The Excluded or disposed standard-spec assets received service and support functions from Noble and certain of its subsidiaries. The costs associated with these support functions have been allocated relative to Noble in its entirety, which is considered to be the most meaningful under the circumstances. The costs were allocated using various allocation inputs, such as head count, services rendered and assets assigned to our Predecessor. These costs have been allocated to the Excluded or disposed standard-spec assets in the same manner they were allocated to our Predecessor.

Income taxes

A reasonable allocation of income taxes to the Excluded or disposed standard-spec assets has been made in instances where the operations of the Excluded or disposed standard-spec assets were included in the filing of a consolidated or combined return of the Predecessor.

Note 2. Financing adjustments

Equity offering adjustments

We anticipate issuing up to 19.7% of our outstanding shares to the public in this offering. We currently expect to receive approximately $         of net proceeds, based on an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The ultimate amount of net proceeds will be dependent on industry and market conditions at the time of this offering. We have included these amounts as equity in the unaudited pro forma balance sheet as of December 31, 2013.

Debt financing adjustments

We anticipate issuing debt that will aggregate to approximately $        . Based on our current evaluation of market conditions and the environment for debt securities and loans, we are anticipating the weighted average interest rate to be approximately         % with a weighted average maturity of     years. In addition, we have assumed issuance costs of approximately $        . As such, we have included the $         as long-term debt on the unaudited pro forma combined balance sheet and have included the interest expense in the year ended December 31, 2013 unaudited pro forma combined statements of operations. The pro forma adjustments do not include adjustments for capitalized interest for qualifying major projects. The impact of interest expense has been tax adjusted in the unaudited pro forma combined statement of operations at the Predecessor’s effective tax rate for the given period.

Use of proceeds

We expect to use all of the net proceeds from this offering and $                 of the net proceeds from the third-party debt financings to repay intercompany indebtedness issued to Noble as partial consideration for the standard specification drilling business transferred to us.

Note 3. Separation adjustments

Long-term debt and net parent investment

In connection with the master separation agreement (“MSA”), we will be required to repay certain intercompany indebtedness owed to Noble using the net proceeds from this offering and the third-party debt financings. Noble expects to use such proceeds to repay certain of its outstanding indebtedness. These payments to Noble will be reflected as a pro forma reduction of borrowings under the credit facilities and the commercial paper program which were pushed down to our Predecessor and a reduction of net parent investment. The amounts presently listed are based on current balances and are subject to change prior to the signing of the final MSA.

Income tax expense, assets and liabilities

Income taxes for our Predecessor were prepared on a separate return basis as if the Predecessor had been a standalone company. Actual tax assets and liabilities at the time of separation will be subject to the MSA and a tax sharing agreement both of which have not yet been completed. For purposes of these pro forma financials, no adjustments have been made to our Predecessor financial statements to reflect the assets, liabilities or related indemnities which we ultimately may receive from Noble.

Other assets and liabilities

We may receive actual assets and indemnities and be encumbered with certain liabilities as part of our separation with Noble. While certain assets and liabilities have been allocated to us in our Predecessor historical combined financial statements in a manner which deem reasonable, actual amounts are subject to negotiation and may differ materially from the amounts shown in our Predecessor historical combined financial statements. As we are currently negotiating the form of the MSA with Noble, no pro forma adjustments have been made to reflect certain assets, liabilities or indemnities which may be attributable to us. For more information about the MSA, please read “Certain Relationships and Related Party Transactions—Master Separation Agreement.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents selected historical combined financial data of our Predecessor as of the dates and for the periods indicated. The selected historical combined statement of income data for the years ended December 31, 2013, 2012 and 2011 and balance sheet data as of December 31, 2013 and 2012 have been derived from our Predecessor’s audited combined financial statements included elsewhere in this prospectus. The selected historical combined statement of income data for the years ended December 31, 2010 and 2009 and balance sheet data as of December 31, 2011, 2010 and 2009 from our Predecessor’s combined financial statements are not included in this prospectus.

Our Predecessor’s historical combined financial information include expenses of Noble that were allocated to us for certain administrative and operational support functions which were performed by Noble and certain of its subsidiaries. These expenses were allocated in our historical results of operations in a manner consistent with Noble’s internal reporting and evaluation purposes. We consider the expense-allocation methodology to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this offering nor is it representative of the costs which we will incur in the future.

Our Predecessor’s historical combined financial information included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of the Transactions.

The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the related notes included elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The tables should also be read together with the sections entitled “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions” included elsewhere in this prospectus.

	Predecessor Historical
	Year Ended December 31,
	2013	2012	2011	2010 (1)	2009 (1)
	(In thousands)
Statement of Income Data:
Operating revenues	$1,893,002	$1,541,857	$1,370,557	$1,667,370	$2,342,980
Operating income	453,745	176,712	136,947	536,802	1,301,262
Operating income per share	N/A	N/A	N/A	N/A	N/A

Balance Sheet Data (at end of period):
Cash and cash equivalents (2)	$36,581	$70,538	$75,767	$76,892	$77,476
Property and equipment, net	3,459,684	3,551,813	3,373,817	3,280,820	1,888,644
Total assets	3,982,799	4,118,072	3,866,756	3,780,121	2,442,795
Long-term debt	1,561,141	339,809	975,000	40,000	—
Total debt (3)	1,561,141	339,809	975,000	40,000	—
Equity	2,005,333	3,365,232	2,441,823	3,247,743	2,102,539

(1)	Financial data for 2009 and balance sheet data for 2010 are unaudited.
(2)	Consists of cash and cash equivalents as reported on our Predecessor’s combined balance sheet.
(3)	Consists of long-term debt and current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion analyzes the historical financial condition and results of operations of Noble’s standard specification drilling business. The historical combined financial statements of Noble’s standard specification drilling business as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 appearing elsewhere in this prospectus were prepared on a standalone basis from Noble and are intended to represent the financial results during those periods of Noble’s standard specification drilling business, which is our accounting predecessor (our “Predecessor”). With the exception of two jackups and one semisubmersible that will be retained by Noble, one jackup rig sold by Noble in July 2013 and two cold stacked submersibles sold by Noble in January 2014, all of our Predecessor’s standard specification drilling business will be transferred to Paragon Offshore as part of the Transactions.

You should read the following discussion of the historical financial condition and results of operations of our business in conjunction with our Predecessor’s historical combined financial statements and accompanying notes and our unaudited pro forma combined financial statements and accompanying notes statements included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. Please read “Cautionary Statement Concerning Forward-Looking Statements.” Factors that could cause actual results to differ include those risks and uncertainties that are discussed in “Risk Factors.”

Comparability of Historical Results and Our Relationship with Noble

Prior to completion of the Transactions, we operated within wholly-owned subsidiaries of Noble. The historical results discussed in this section are those of the standard specification drilling business of Noble, which is our Predecessor for accounting purposes. Our Predecessor’s combined financial statements included in this prospectus have been derived from the combined financial statements and accounting records of Noble and include allocations for direct costs and indirect costs attributable to the operations of the standard specification drilling business of Noble. These combined financial statements do not purport to reflect what the results of operations, comprehensive income (loss), financial position, equity or cash flows would have been had we operated as a standalone public company during the periods presented. For a detailed description of the basis of presentation and an understanding of the limitations of the predictive value of the historical combined financial statements, please read Note 1 in our Predecessor’s combined financial statements included elsewhere in this prospectus.

Our Predecessor’s historical combined financial statements may also not be reflective of what our results of operations, comprehensive income (loss), financial position, equity or cash flows might be in the future as a standalone public company as a result of the matters discussed below:

Contributed Assets and Liabilities

The historical financial and operating results of our Predecessor include two standard specification jackups and one standard specification semisubmersible that will not be transferred to us. The historical financial and operating results of our Predecessor also include the results associated with one standard specification jackup, Noble Lewis Dugger, which Noble sold in July 2013 and two cold stacked submersibles, the Noble Joe Alford and the Noble Lester Pettus, which Noble sold in January 2014.

Centralized Support Functions

Our Predecessor’s historical combined financial statements include expense allocations for certain support functions that were provided on a centralized basis within Noble, including, but not limited to, general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, and employee benefits and incentives. These allocated costs are not necessarily indicative of the costs that we may incur in the future as a standalone public company. Following this offering, Noble will continue to provide us with some of the services related to these functions on a transitional basis pursuant to a transition services agreement, and we expect to incur other costs to replace the services and resources that will not be provided by Noble. Please read “Certain Relationships and Related Party Transactions—Transition Services Agreement” for additional information on the transition services agreement.

During the period that Noble will provide services to us pursuant to the transition services agreement, we expect to incur higher costs for certain services than the allocated costs included in our Predecessor’s historical combined financial statements as we will incur additional expenses to continue staffing our organization to perform such functions internally in addition to the amounts we will pay Noble for such services.

Compensation and Benefit Plan Matters

During the periods presented in the historical combined financial statements of our Predecessor, most of our employees were eligible to participate in various Noble benefit programs. Our Predecessor’s historical combined financial statements include an allocation of the costs of such employee benefit plans. These costs were allocated based on our employee population for each of the periods presented. The allocated costs included in our Predecessor’s historical combined financial statements could differ from amounts that would have been incurred by us if we operated on a stand-alone basis and are not necessarily indicative of costs to be incurred in the future.

We expect to institute competitive compensation policies and programs as a standalone public company, the expense for which may differ from the compensation expense allocated by Noble in our Predecessor’s historical combined financial statements. Please read “Executive Compensation” for a detailed description of our current compensation policies as an indirect, wholly-owned subsidiary of Noble and anticipated compensation policies following this offering.

Public Company Expenses

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. We will be required to establish procedures and practices as a standalone public company in order to comply with our obligations under those laws and the related rules and regulations. As a result, we expect to incur approximately $8 million of additional costs annually, for functions including external and internal audit, investor relations, share administration and regulatory compliance. The amount of these expenses will exceed the amount historically allocated to us from Noble for these types of expenses.

Income Taxes

The operations of our business have been included in the consolidated U.S. federal income tax return and certain foreign income tax returns of Noble. The income tax provisions and related deferred tax assets and liabilities that have been reflected in our Predecessor’s historical combined financial statements have been computed as if we were a separate taxpayer using the “separate return” method. These amounts are not necessarily indicative of what our income tax provisions and related deferred tax assets and liabilities will be in the future following the completion of this offering. We intend to enter into a tax sharing agreement with Noble on or before the closing of this offering that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

Our effective tax rate may be greater than Noble’s historical effective tax rate. Government proposals in the U.K. could restrict deductions on certain related party transactions, such as those relating to the bareboat charter agreements used in connection with our U.K. continental shelf operations. If implemented, the proposals are expected to become effective in April 2014 and would result in an increase in the effective tax rate on our consolidated operations. Please read “Risk Factors—Risks Related to Our Business—Government proposals in the U.K. would increase our effective tax rate and other possible changes in tax laws could adversely affect us and our shareholders.”

For the impact of certain of these anticipated differences, please read “Unaudited Pro Forma Combined Financial Statements.” For additional information regarding the agreements that we will enter into with Noble to provide a framework for our ongoing relationship, please read “Certain Relationships and Related Party Transactions.”

Overview

The assets of our Predecessor’s fleet of standard specification offshore drilling rigs consists of 37 jackups, five drillships, four semisubmersibles and two submersibles. The business and assets of our Predecessor also include one FPSO that is currently cold stacked and the provision of drilling and maintenance services (but not a rig) on the Hibernia Project in the Canadian Atlantic, under a five-year contract with a joint venture in which Exxon is the primary operator.

Our Predecessor’s financial and operating results for the years ended December 31, 2013 and 2012 include:

•	operating revenues of $1.9 billion and $1.5 billion, respectively;

•	operating income of $454 million and $177 million, respectively; and

•	net cash from operating activities of $822 million and $405 million, respectively.

During 2012 and 2013, we continued to see improvement in the standard specification market. The overall contractual environment has been positive and underlying commodity prices have been stable, with monthly spot prices for Brent crude oil averaging between approximately $100 and $125 per barrel since February 2011, with the exception of June 2012, when the average monthly spot price was approximately $95 per barrel. The stability of crude oil prices during the last five months of 2012 and during 2013 was a key factor supporting customer exploration and production spending, which positively influenced drilling activity during these periods. Customer drilling activity, which continues to increase globally, has resulted in rig supply constraints in some regions and higher utilization and dayrates for standard specification rigs.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling rigs by building new drilling rigs. Historically, this has often resulted in an oversupply of drilling rigs and has caused a subsequent decline in utilization and dayrates when new drilling rigs have entered the market, which decline has sometimes continued for extended periods of time. The increase in supply created by the number and types of rigs being built, as well as changes in our competitors’ drilling rig fleets, could intensify price competition and require higher capital investment to keep our rigs competitive. Please read “Risk Factors—Risks Related to Our Business—An over-supply of jackup rigs may lead to a reduction in dayrates and demand for our rigs and therefore may materially impact our profitability.”

Pro Forma Contract Drilling Services Backlog

We maintain a backlog (as defined below) of commitments for contract drilling services. The following table sets forth as of December 31, 2013 the amount of our pro forma contract drilling services backlog and the percent available operating days committed for the periods indicated:

		Year Ended December 31,
	Total	2014	2015	2016	2017
	(In millions)
Floaters (1)	$1,416	$612	$438	$255	$111
Jackups (2)	1,647	1,057	491	97	2

Total (3) (4)	$3,063	$1,669	$929	$352	$113

Percent of available days committed (5)		67%	33%	9%	2%

(1)	Our drilling contracts with Petrobras provide an opportunity for us to earn performance bonuses based on reaching targets for downtime experienced for our rigs operating offshore Brazil. With respect to our rigs operating offshore Brazil for Petrobras, we have included in our backlog an amount equal to 50% of potential performance bonuses for such rigs, or $77 million.
(2)	Pemex has the ability to cancel its drilling contracts on 30 days or less notice without Pemex’s making an early termination payment. At December 31, 2013, we had ten rigs contracted to Pemex in Mexico, and our backlog included approximately $472 million related to such contracts.
(3)	Some of our drilling contracts provide the customer with certain early termination rights.
(4)	Excludes approximately $207 million of total backlog related to two jackups and one floater that will be retained by Noble.
(5)	Percent of available days committed is calculated by dividing the total number of days our rigs are operating under contract for such period, or committed days, by the product of the total number of our rigs, including cold stacked rigs, and the number of calendar days in such period. Committed days do not include the days that a rig is stacked or the days that a rig is expected to be out of service for significant overhaul, repairs or maintenance.

Our contract drilling services backlog reported above reflects estimated future revenues attributable to both signed drilling contracts and letters of intent that we expect to realize. A letter of intent is generally subject to customary conditions, including the execution of a definitive drilling contract. It is possible that some customers that have entered into letters of intent will not enter into signed drilling contracts. As of December 31, 2013, our contract drilling services backlog did not include any letters of intent.

We calculate backlog for any given rig and period by multiplying the full contractual operating dayrate for such unit by the number of days remaining in the contract term during the relevant period. The reported contract drilling services backlog does not include amounts representing revenues for mobilization, demobilization and contract preparation, which are not expected to be significant to our contract drilling services revenues, amounts constituting reimbursables from customers or amounts attributable to uncommitted option periods under drilling contracts.

The amount of actual revenues earned and the actual periods during which revenues are earned may be materially different than the backlog amounts and backlog periods set forth in the table above due to various factors, including, but not limited to, shipyard and maintenance projects, unplanned downtime, achievement of bonuses, weather conditions and other factors that result in applicable dayrates lower than the full contractual operating dayrate. Amounts included in the backlog may change because drilling contracts may be varied or modified by mutual consent or customers may exercise early termination rights contained in some of our drilling contracts or decline to enter into a drilling contract after executing a letter of intent. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated. In addition, we generally do not expect to recontract our floaters, which accounted for 46% of our backlog at December 31, 2013, until late in their contract terms. Due to the higher dayrates earned by our floaters, until these rigs are recontracted, our total backlog may decline. Please read “Risk Factors—Risks Related to Our Business—We can provide no assurance that our current backlog of contract drilling revenue will be ultimately realized.”

Results of Operations

As part of Noble, our Predecessor has not operated on a standalone basis. When we use the terms “we” or “our” in the following discussion, we are referring to the historical operations of our Predecessor.

For the Year Ended December 31, 2013 and 2012

Rig Utilization, Operating Days and Average Dayrates

The following table sets forth the average rig utilization, operating days and average dayrates for our rig fleet for the years ended December 31, 2013 (which we sometimes refer to as the “current period”) and 2012 (which we sometimes refer to as the “comparable period”):

	Average Rig Utilization (1)		Operating Days (2)			Average Dayrates
	2013	2012	2013	2012	% Change	2013	2012	% Change
Jackups	90%	81%	12,032	10,985	10%	$102,974	$88,120	17%
Floaters	66%	62%	2,173	2,030	7%	261,827	236,767	11%
Other	0%	0%	—	—	—	—	—	—

Total	80%	73%	14,205	13,015	9%	$127,275	$111,303	14%

(1)	We define utilization for a specific period as the total number of days our rigs are operating under contract, divided by the product of the total number of our rigs, including cold stacked rigs, and the number of calendar days in such period.
(2)	Information reflects the number of days that our rigs were operating under contract.

Contract Drilling Services

The following table sets forth the operating results for our contract drilling services for the years ended December 31, 2013 and 2012 (in thousands):

			Change
	2013	2012	$	%
	(unaudited)
Operating revenues:
Contract drilling services	$1,807,952	$1,448,569	$359,383	25%
Reimbursables (1)	47,992	54,325	(6,333)	-12%
Other	94	253	(159)	-63%

	$1,856,038	$1,503,147	$352,891	23%

Operating costs and expenses:
Contract drilling services	$914,702	$874,805	$39,897	5%
Reimbursables (1)	36,589	42,506	(5,917)	-14%
Depreciation and amortization	413,219	367,730	45,489	12%
General and administrative	63,914	59,475	4,439	7%
Loss on impairment	43,688	—	43,688	* *
Gain on disposal of assets, net	(35,646)	—	(35,646)	* *
Gain on contract settlements/extinguishments, net	(24,373)	(4,869)	(19,504)	* *

	1,412,093	1,339,647	72,446	5%

Operating income	$443,945	$163,500	$280,445	172%

(1)	We record reimbursements from customers for out-of-pocket expenses as operating revenues and the related direct costs as operating expenses. Changes in the amount of these reimbursables generally do not have a material effect on our financial position, results of operations or cash flows.
**	Not a meaningful percentage.

Operating Revenues. Changes in contract drilling services revenues for the current period as compared to the comparable period were driven by increases in both operating days and average dayrates. The 14 percent increase in average dayrates increased revenues by approximately $227 million while the 9 percent increase in operating days increased revenue by $132 million.

The increase in contract drilling services revenues was due to a $271 million increase in revenues from our jackups and a $88 million increase in revenues from our floaters.

The 17 percent increase in jackup average dayrates resulted in a $179 million increase in revenues, which was coupled with a 10 percent increase in operating days, resulting in a $92 million increase in revenues from 2012. The increase in average dayrates resulted from improved market conditions in the global shallow water market. The increase in utilization primarily related to certain jackup rigs in Mexico and the Middle East, which experienced a full period of operations in 2013 after being warm stacked for a portion of 2012.

The increase in floater revenues in the current period was driven by an 11 percent increase in average dayrates coupled with a seven percent increase in operating days which resulted in a $54 million and a $34 million increase in revenues, respectively, from 2012. The Noble Duchess and the Noble Leo Segerius had a full period of operations during the current period after being off contract during the comparable period. These increases during the current period were partially offset by a decrease in revenues attributable to the Noble Roger Eason, which returned to work during the fourth quarter of 2013 after being in the shipyard for the majority of the year completing a major upgrade.

Operating Costs and Expenses. Contract drilling services operating costs and expenses increased $40 million for the current period as compared to the comparable period. The increase from period to period is primarily a function of improvements in utilization for rigs returning to work in the comparable period. Increases were reflected in most expense categories, with the largest increases in agency fees, primarily in Mexico and the Middle East ($5 million), and charges for rental equipment ($5 million). Additionally, we recognized an increase in cost allocations to us by Noble for shorebase and operations support primarily due to salary increases ($33 million).

The increase in depreciation and amortization in the current period over the comparable period was primarily attributable to a full period of depreciation after shipyard projects on the Noble Leo Segerius, Noble Duchess and Noble Phoenix, which were placed in service during the latter part of 2012 coupled with the completion of the Noble Roger Eason major upgrade during the fourth quarter of 2013.

Loss on impairment during the current period related to an impairment charge of approximately $40 million on the FPSO, Noble Seillean, recognized during our annual asset impairment test, coupled with a $4 million impairment recorded in the third quarter of 2013 on two submersibles arising from the potential disposition of these assets to an unrelated third party. In January 2014, we completed the sale of these submersibles for a total sales price of $7 million.

Gain on disposal of assets, net, during the current period was attributable to the sale of the Noble Lewis Dugger to an unrelated third party in Mexico.

Gain on contract settlements/extinguishments, net, during the current period was attributable to the settlement of all claims against the former shareholders of FDR Holdings, Limited, which Noble acquired in July 2010, relating to alleged breaches of various representations and warranties contained in the purchase agreement. During the comparable period, we received $5 million from a claims settlement on the Noble David Tinsley, which experienced a “punch-through” while being positioned on location in 2009.

Other

The following table sets forth the operating results for our other services for the years ended December 31, 2013 and 2012 (in thousands):

			Change
	2013	2012	$	%
	(unaudited)
Operating revenues:
Labor contract drilling services	$35,146	$36,591	$(1,445)	-4%
Reimbursables (1)	1,818	2,119	(301)	-14%

	$36,964	$38,710	$(1,746)	-5%

Operating costs and expenses:
Labor contract drilling services	$24,333	$22,006	$2,327	11%
Reimbursables (1)	1,752	2,029	(277)	-14%
Depreciation and amortization	86	107	(21)	-20%
General and administrative	993	1,356	(363)	-27%

	27,164	25,498	1,666	7%

Operating income	$9,800	$13,212	$(3,412)	-26%

(1)	We record reimbursements from customers for out-of-pocket expenses as operating revenues and the related direct costs as operating expenses. Changes in the amount of these reimbursables generally do not have a material effect on our financial position, results of operations or cash flows.

Operating Revenues and Costs and Expenses. Both operating revenue and operating costs and expenses remained substantially consistent from period to period. The change in operating costs and expenses primarily related to foreign currency exchange fluctuations during the period coupled with an increase in labor costs during the period.

Other Income and Expenses

Income Tax Provision. Our income tax provision increased $37 million in the current period primarily as a result of higher pre-tax income, partially offset by a lower effective tax rate during the current period. The increase in pre-tax earnings generated a $75 million increase in tax expense while the decrease in the income tax rate during the current period decreased the income tax provision by $38 million. The decrease in the income tax rate was a result of a change in our geographic revenue mix and favorable discrete events that occurred during 2013.

For the Year Ended December 31, 2012 and 2011

Utilization, Operating Days and Average Dayrates

The following table sets forth the average utilization, operating days and average dayrates for our fleet for the years ended December 31, 2012 and 2011:

	Average Fleet Utilization (1)		Operating Days (2)			Average Dayrates
	2012	2011	2012	2011	% Change	2012	2011	% Change
Jackups	81%	77%	10,985	10,373	6%	$88,120	$79,257	11%
Floaters	62%	61%	2,030	2,014	1%	236,767	233,052	2%
Other units	0%	0%	—	—		—	—

Total	73%	69%	13,015	12,387	5%	$111,303	$104,261	7%

(1)	We define utilization for a specific period as the total number of days our rigs are operating under contract, divided by the product of the total number of our rigs, including cold stacked rigs, and the number of calendar days in such period.
(2)	Information reflects the number of days that our units were operating under contract.

Contract Drilling Services

The following table sets forth the operating results for our contract drilling services for the years ended December 31, 2012 and 2011 (in thousands):

			Change
	2012	2011	$	%
Operating revenues:
Contract drilling services	$1,448,569	$1,291,276	$157,293	12%
Reimbursables (1)	54,325	39,598	14,727	37%
Other revenues	253	497	(244)	-49%

	$1,503,147	$1,331,371	$171,776	13%

Operating costs and expenses:
Contract drilling services	$874,805	$776,662	$98,143	13%
Reimbursables (1)	42,506	28,625	13,881	48%
Depreciation and amortization	367,730	347,624	20,106	6%
General and administrative	59,475	58,588	887	2%
Loss on impairment	—	12,719	(12,719)	* *
Gain on contract settlements/extinguishments, net	(4,869)	(19,846)	14,977	* *

	1,339,647	1,204,372	135,275	11%

Operating income	$163,500	$126,999	$36,501	29%

(1)	We record reimbursements from customers for out-of-pocket expenses as operating revenues and the related direct costs as operating expenses. Changes in the amount of these reimbursables generally do not have a material effect on our financial position, results of operations or cash flows.
**	Not a meaningful percentage.

Operating Revenues. Changes in contract drilling services revenues for 2012 as compared to 2011 were driven by increases in both average dayrates and operating days. The 7 percent increase in average dayrates increased revenues by approximately $92 million while the 5 percent increase in operating days increased revenues by an additional $65 million.

The change in contract drilling services revenues was due to a $146 million increase in revenues from our jackups and an $11 million increase in revenues from our floaters.

The 11 percent increase in jackup average dayrates increased revenues by $97 million, and the 6 percent increase in jackup operating days increased revenues by $49 million in 2012 as compared to 2011. The increase in average dayrates resulted from improved market conditions in the global shallow water market throughout the jackup fleet. The increase in utilization primarily related to rigs in Mexico, West Africa and the Middle East, which experienced less downtime during 2012 as compared to 2011.

The $11 million increase in floater revenues in 2012 was driven by slight increases in both average dayrates and operating days. These improvements were partially offset by declines in revenues on the Noble Phoenix, which was substituted for the Noble Muravlenko in Brazil during 2012, and a reduced rate on the Noble Roger Eason while it was in the shipyard for its upgrade during the latter part of 2012.

Operating Costs and Expenses. Contract drilling services operating costs and expenses increased $98 million for 2012 as compared to 2011. The increase from 2011 relates to a $40 million increase in labor due to salary increases and rigs returning to work, a $18 million increase in costs allocations due to shorebased salary increases, a $16 million increase in repairs and maintenance primarily for rigs returning to contract, a $10 million increase in safety and training costs, a $9 million increase in mobilization and transportation costs and a $5 million increase in insurance and other costs.

Depreciation and amortization increased $20 million in 2012 over 2011, which is primarily attributable to assets placed in service during 2012, including the Noble Leo Segerius, Noble Duchess and the Noble Phoenix.

Loss on impairment during 2011 related to a $13 million impairment charge on our submersible fleet, primarily as a result of the declining market outlook for drilling services for this rig type.

Gain on contract settlements/extinguishments, net, during 2012 was attributable to our receipt of $5 million from a claims settlement on the Noble David Tinsley, which experienced a “punch-through” while being positioned on location in 2009. During 2011, we reached an agreement with Petrobras to substitute the Noble Phoenix for the Noble Muravlenko. In connection with the cancellation of the contract on the Noble Phoenix, we recognized a non-cash gain of $53 million, which represented the unamortized fair value of the in-place contract at acquisition. As a result of the substitution, we reached a decision not to proceed with the previously announced upgrade to the Noble Muravlenko that was scheduled to take place in 2013, and therefore, incurred a non-cash charge of $33 million in 2011 related to the termination of outstanding shipyard contracts.

Other

The following table sets forth the operating results for our other services for the years ended December 31, 2012 and 2011 (in thousands):

			Change
	2012	2011	$	%
Operating revenues:
Labor contract drilling services	$36,591	$37,269	$(678)	-2%
Reimbursables (1)	2,119	1,917	202	11%

	$38,710	$39,186	$(476)	-1%

Operating costs and expenses:
Labor contract drilling services	22,006	24,801	(2,795)	-11%
Reimbursables (1)	2,029	1,851	178	10%
Depreciation and amortization	107	1,210	(1,103)	-91%
General and administrative	1,356	1,376	(20)	-1%

	25,498	29,238	(3,740)	-13%

Operating income	$13,212	$9,948	$3,264	33%

(1)	We record reimbursements from customers for out-of-pocket expenses as operating revenues and the related direct costs as operating expenses. Changes in the amount of these reimbursables generally do not have a material effect on our financial position, results of operations or cash flows.

Operating Revenues and Costs and Expenses. The decrease in both operating revenues and operating costs and expenses in 2012 as compared to 2011 primarily related to foreign currency fluctuations resulting from our Canadian operations.

Other Income and Expenses

Income Tax Provision. Our income tax provision increased $19 million in 2012 as compared to 2011, primarily as a result of higher pre-tax income coupled with a higher effective tax rate during 2012. The increase in the tax rate generated a $10 million increase in tax expense, while an increase in pre-tax earnings increased the income tax provision by $9 million. The increase in the income tax rate was a result of a change in our geographic revenue mix during 2012.

Liquidity and Capital Resources

In connection with the Transactions, we intend to enter into certain debt agreements that will contain customary covenants relating to, among other things, the incurrence of additional indebtedness, dividends and other restricted payments and mergers, consolidations or the sale of substantially all of our assets.

We expect our primary sources of liquidity in the future will be cash generated from operations, any revolving credit facility and future financing arrangements, if necessary. Our principal uses of liquidity will be to fund our working capital and capital expenditures, including major projects, upgrades and replacements to drilling equipment, to service our outstanding indebtedness and to pay out future dividends. Our working capital and capital expenditure requirements have historically been part of the corporate-wide cash management program for Noble. As part of such program, Noble sweeps all available cash from our operating accounts periodically and intends to continue this process until the offering is consummated. After the offering, we will be solely responsible for the provision of funds to finance our working capital and other cash requirements. We believe our liquidity will be sufficient to fund our operations for at least the next 12 months. Our ability to continue to fund these items may be affected by general economic, competitive and other factors, many of which are outside of our control. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our capital expenditures, sell assets, refrain from paying or reduce the amount of any dividends, obtain additional debt or equity capital or refinance all or a portion of our debt.

Financial Resources and Liquidity

Predecessor

The table below sets forth our Predecessor’s summary cash flow and capital expenditure information for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	Year Ended December 31,
	2013	2012	2011

Cash flows provided by (used in) operations:
Operating activities	$822,475	$405,484	$466,100
Investing activities	(317,726)	(540,867)	(493,255)
Financing activities	(538,706)	130,154	26,030
Capital expenditures	$366,361	$532,404	$518,455

Paragon Offshore

Our currently anticipated cash flow needs following this offering may include the following:

•	committed capital expenditures;

•	normal recurring operating expenses;

•	acquisitions;

•	discretionary capital expenditures, including various capital upgrades; and

•	dividends.

We currently expect to fund these cash flow needs with cash generated by our operations, cash on hand, borrowings under potential new credit facilities, issuances of long-term debt, or asset sales.

For a discussion of our cash and cash equivalents on a pro forma basis as of December 31, 2013 giving effect to the Transactions, please read “Unaudited Pro Forma Combined Financial Statements.”

Capital Expenditures

Our primary use of available liquidity during 2013 was for capital expenditures. Capital expenditures, including maintenance, rig reactivations, major projects and upgrades to our fleet, totaled $359 million during the current period. Of the total capital expenditures spent in the current period, upgrade projects related to the Noble Leo Segerius and Noble Roger Eason totaled $149 million.

Contractual Obligations and Commitments

Except as otherwise noted, our Predecessor’s contractual obligations as of December 31, 2013 were as follows (in thousands):

		Year Ended December 31,
	Total	2014	2015	2016	2017	Thereafter
Long-term debt obligations (1)	$1,561,141	$1,561,141	$—	$—	$—	$—
Purchase commitments (2)	83,139	83,139	—	—	—	—

Total	$1,644,280	$1,644,280	$—	$—	$—	$—

(1)	Represents borrowings outstanding under Noble’s commercial paper program. See Note 1 to our Predecessor’s audited financial statements included elsewhere in this prospectus. Amounts exclude accrued interest.
(2)	Purchase commitments consist of obligations outstanding to external vendors primarily related to purchases of various capital equipment.

In connection with the Transactions, we expect to incur third-party indebtedness under financing arrangements in an aggregate principal amount of $    . Please read “Capitalization” and “Unaudited Pro Forma Combined Financial Statements.”

The following table summarizes the other commercial commitments of our Predecessor at December 31, 2013 (in thousands):

		Amount of Commitment Expiration Per Period
	Total	2014	2015	2016	2017	Thereafter
Contractual Cash Obligations
Letters of credit	$26,255	$26,255	$—	$—	$—	$—
Surety bonds	128,330	23,937	43,795	21,945	38,653	—

Total commercial commitments	$154,585	$50,192	$43,795	$21,945	$38,653	$—

Critical Accounting Policies and Estimates

Our combined financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. Critical accounting policies and estimates that most significantly impact our combined financial statements are described below.

Property and Equipment, at cost

Property and equipment is stated at cost, reduced by provisions to recognize economic impairment in value whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. Major replacements and improvements are capitalized. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the gain or loss is recognized. Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of our drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to twenty-five years.

Scheduled maintenance of equipment is performed based on the number of hours operated in accordance with our preventative maintenance program. Routine repair and maintenance costs are charged to expense as incurred; however, the costs of the overhauls and asset replacement projects that benefit future periods and which typically occur every three to five years are capitalized when incurred and depreciated over an equivalent period. These overhauls and asset replacement projects are included in “Property and equipment, at cost” in our Predecessor’s combined balance sheets. Such amounts, net of accumulated depreciation, totaled $211 million and $160 million at December 31, 2013 and 2012, respectively. Depreciation expense related to overhauls and asset replacement totaled $76 million, $66 million and $64 million for the years ended December 31, 2013, 2012 and 2011, respectively.

We evaluate the realization of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, on an annual basis, we complete an impairment analysis on all of our rigs. An impairment loss on our property and equipment exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the assets carrying value over the estimated fair value. As part of this analysis, we make assumptions and estimates regarding future market conditions. To the extent actual result do not meet or exceed our estimated assumptions, for a given rig class, we may take an impairment loss in the future.

Revenue Recognition

Revenues generated from our dayrate-basis drilling contracts and labor contracts are recognized as services are performed and begin upon the contract commencement, as defined under the specified drilling or labor contract. Revenues from bonuses are recognized when earned.

It is typical, in our dayrate drilling contracts, to receive compensation for mobilization, equipment modification, or other activities prior to the commencement of the contract. These payments take either the form of a lump-sum payment or other daily compensation. We defer pre-contract compensation and related costs over the term of the initial contract period to which compensation and costs relate. Upon completion of our drilling contracts, any demobilization revenues received are recognized as income, as are any related expenses.

Deferred revenues under drilling contracts totaled $22 million and $25 million at December 31, 2013 and 2012, respectively. Such amounts are included in either “Other current liabilities” or “Other liabilities” in our Predecessor’s combined balance sheets, based upon our expected time of recognition. Related expenses deferred under drilling contracts totaled $24 million at December 31, 2013 as compared to $38 million at December 31, 2012, and are included in either “Other current assets” or “Other assets” in our Predecessor’s combined balance sheets based upon our expected time of recognition.

We record reimbursements from customers for “out-of-pocket” expenses as revenues and the related direct cost as operating expenses.

Income Taxes

Income taxes are prepared on a separate return basis as if we had been a standalone company. As a result, actual tax transactions that would not have occurred had we been a separate entity have been eliminated in the preparation of our Predecessor’s historical combined financial statements included elsewhere in this prospectus.

Income taxes are based on the laws and rates in effect in the countries in which operations are conducted or in which we or our subsidiaries are considered resident for income tax purposes. Applicable income and withholding taxes have not been provided on undistributed earnings of our subsidiaries. We do not intend to repatriate such undistributed earnings except for distributions upon which incremental income and withholding taxes would not be material. In certain circumstances, we expect that, due to changing demands of the offshore drilling markets and the ability to redeploy our offshore drilling units, certain units will not reside in a location long enough to give rise to future tax consequences. As a result, no deferred tax asset or liability has been recognized in these circumstances. Should our expectations change regarding the length of time an offshore drilling unit will be used in a given location, we will adjust deferred taxes accordingly.

We operate through various subsidiaries in numerous countries throughout the world including the United States. Consequently, we are subject to changes in tax laws, treaties or regulations or the interpretation or enforcement thereof in the U.S. or jurisdictions in which we or any of our subsidiaries operate or are resident. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. If the U.S. Internal Revenue Service, or IRS, or other taxing authorities do not agree with our assessment of the effects of such laws, treaties and regulations, this could have a material adverse effect on us including the imposition of a higher effective tax rate on our worldwide earnings or a reclassification of the tax impact of our significant corporate restructuring transactions.

Income taxes include results of the operations of the standard specification drilling units. In instances where the operations of standard specification drilling units were included in the filing of a consolidated or combined return with high specification units, an allocation of income taxes has been made.

Certain Significant Estimates and Contingent Liabilities

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our combined financial statements included elsewhere in this prospectus.

New Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update, or ASU, No. 2013-02, which amends FASB Accounting Standards Codification, or ASC, Topic 220, “Comprehensive Income.” This amended guidance requires additional information about reclassification adjustments out of comprehensive income, including changes in comprehensive income balances by component and significant items reclassified out of comprehensive income. This guidance is effective for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on our Predecessor’s financial condition, results of operations, cash flows or financial disclosures.

In March 2013, the FASB issued ASU No. 2013-05, which amends ASC Topic 830, “Foreign Currency Matters.” This ASU provides guidance on foreign currency translation adjustments when a parent entity ceases to have a controlling interest on a previously consolidated subsidiary or group of assets. The guidance is effective for fiscal years beginning on or after December 15, 2013. We are still evaluating what impact, if any, the adoption of this guidance will have on our Predecessor’s financial condition, results of operations, cash flows or financial disclosures.

In July 2013, the FASB issued ASU No. 2013-11, which amends ASC Topic 740, “Taxes.” This ASU provides guidance on the presentation of tax benefits when a net operating loss carry forward or other tax credit carry forward exists. The guidance is effective for fiscal years beginning on or after December 15, 2013. We are still evaluating what impact, if any, the adoption of this guidance will have on our financial condition, results of operations, cash flows or financial disclosures.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential for loss due to a change in the value of a financial instrument as a result of fluctuations in interest rates, currency exchange rates or equity prices, as further described below.

Interest Rate Risk

Following the completion of the Transactions, a portion of our long-term debt portfolio will contain variable rate debt instruments.

For variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. Our pro forma interest expense for the year ended December 31, 2013 after giving effect to the Transactions would have been $        . Holding other variables constant (such as foreign exchange rates and debt levels), a 1% point change in interest rates would have increased our pro forma interest expense for such period by approximately $        .

Foreign Currency Risk

Although we are a U.K. corporation, we define foreign currency as any non-U.S. denominated currency. Our functional currency is primarily the U.S. dollar, which is consistent with the oil and gas industry. However, outside the U.S., some of our expenses are incurred in local currencies. Therefore, when the U.S. dollar weakens (strengthens) in relation to the currencies of the countries in which we operate, our expenses reported in U.S. dollars will increase (decrease).

We are exposed to risks on future cash flows to the extent that local currency expenses exceed revenues denominated in local currency that are other than the functional currency. To help manage this potential risk, we may enter into derivative instruments to manage our exposure to fluctuations in currency exchange rates, and we may conduct hedging activities in future periods to mitigate such exposure.

INDUSTRY

Overview

The offshore contract drilling industry provides drilling, workover and well construction services to oil and gas E&P companies using mobile barges, jackup rigs, semisubmersible rigs, drillships and related equipment and work crews. The type of drilling unit utilized typically depends primarily on the water depth of the well and the depth of the well to be drilled. Generally, wells in shallow water tend to be serviced by jackups, while midwater, deepwater and ultra-deepwater wells tend to be serviced by semisubmersibles and drillships. We generally consider shallow water depths to be water depths of less than 1,000 feet, midwater depths to be water depths of 1,000 to 4,000 feet, deepwater depths to be water depths of 4,001 to 7,499 feet and ultra-deepwater depths to be water depths of 7,500 feet and greater.

Drilling services are marketed worldwide, as drilling rigs can move on a self-propelled basis or be towed from one region to another. In some cases, the cost of relocating a rig may result in significant short-term variations in regional supply and demand, but these variations are typically short-lived in comparison to contract duration and are generally less significant for jackups. Additionally, offshore drilling contractors typically operate their rigs under term contracts received either by submitting proposals in competition with other contractors or by direct negotiations with operating companies. These contracts typically range in duration from several months to several years. The rate of compensation specified in each contract depends on the number of available rigs capable of performing the work, the nature of the operations to be performed, the duration of the work, the amount and type of equipment and services provided, the geographic areas involved, market conditions and other variables. Generally, contracts specify daily rates of compensation, which are determined based on operational and other factors.

Jackup Rigs

Jackup rigs are mobile, bottom-supported, self-elevating drilling platforms that stand on three or four legs on the seabed. When a jackup rig moves from one location to another, it lowers its platform down on the water until it floats, and is towed by a supply vessel or similar watercraft to its next location, where it lowers its legs to the sea bottom and elevates its platform above sea level. Most jackup rigs, including all of the jackup rigs owned by us, are ILC. This means they have the ability to move their drill floors aft of their own hulls (cantilever), so that multiple wells can be drilled at open water locations or over wellhead platforms without re-positioning the rig and have the ability to move each leg independently. Other jackup designs include mat-slot, mat-cantilever and independent-slot designs.

Drillships

Drillships are ships with on-board propulsion machinery, often constructed for drilling in deepwater and ultra-deepwater. They are based on conventional ship hulls, but have certain modifications. Drilling operations are conducted through openings in the hull, or “moon pools.” Drillships normally have a higher load capacity, which is the ability to carry materials, than semisubmersible rigs and are well suited to offshore drilling in remote areas due to their mobility and high load capacity. Like semisubmersible rigs, drillships can be equipped with a conventional mooring system or a computerized dynamic positioning system, or DP system, which automatically maintains a vessel’s position and heading by using the DP system’s thrusters.

Semisubmersible Rigs

Semisubmersible rigs are floating platforms with columns and pontoons featuring a ballasting system, which allows these rigs to be submerged to a predetermined depth so that a substantial portion of the hull is below the water surface during drilling operations. Semisubmersible rigs maintain their position above the wellhead either by means of a conventional mooring system, consisting of anchors and chains or cables, or by a DP system.

Semisubmersible rigs may range from having no propulsion capability or propulsion assistance (thereby requiring the use of a supply vessel or similar watercraft for towing the rig between locations) to being self-propelled, in which case the rig has the ability to relocate independently of a towing vessel.

Market Dynamics

The performance of the contract drilling sector is largely determined by supply and demand for available drilling rigs. Key drivers of demand are oil and gas prices and consumption, which in turn drive E&P spending. Spending by national oil companies is determined by national budgets with the aim of achieving government-established production targets and other goals. National oil companies tend to maintain consistent levels of drilling activities in both high and low oil and gas price environments. International and independent oil and gas companies seek to generate shareholder returns through exploration and development drilling activities while also growing reserves and production.

Favorable Oil Prices

Current oil prices are high relative to historical levels and have rebounded from their recent lows reached during the economic downturn of 2009. Generally, E&P capital spending is higher when oil prices are high due to implied higher expected returns of various projects. The chart below illustrates historical spot prices for WTI and Brent oil through February 2014 and NYMEX futures prices through 2017, as published by Bloomberg on February 28, 2014.

Increasing Global Consumption

In spite of an oil price environment that is robust by historical standards, the U.S. Energy Information Administration, or EIA, expects that worldwide demand for oil will continue to grow due to global economic growth. According to the EIA’s International Energy Outlook 2013 (as of July 13, 2013), worldwide use of petroleum and other liquid fuels is expected to grow from 87 million barrels per day in 2010 to 97 million barrels per day in 2020 to 115 million barrels per day in 2040, a cumulative increase of 32%. According to the EIA, a key driver of supply will be the exploration and development of new and existing reserves.

Global Capital Expenditures of Oil and Gas Producers on the Rise

According to data provided by Cowen and Company in December 2013 and January 2014, global E&P capital spending (onshore and offshore) increased from approximately $328 billion in 2003 to over $660 billion in 2013. Cowen and Company’s January 2014 “Original E&P Spending Survey” of 466 oil and gas companies estimated global E&P spending to grow by 4.0% in 2014, and 80% of respondents expect their offshore spending to be the same or increase in 2014 relative to 2013. Furthermore, in a December 2013 forecast, Infield predicts that global offshore E&P spending between 2013 and 2017 in water depths of less than 4,900 feet will total more than $400 billion, representing approximately 74% of the global offshore E&P capital spending. We believe we will generally be beneficiaries of the ongoing and potentially increasing activity offshore.

Rig Supply

Jackup, semisubmersible and drillship supply is undergoing a newbuild cycle, as has the whole oil field services industry. According to RigLogix, as of March 3, 2014, there are 119 jackups rigs and 96 floaters on order or currently under construction. While a limited number of the newbuild jackups are designed or destined for niche markets or applications, such as drilling high pressure and high temperature wells, drilling in harsh environments or operating in closed or protected markets such as China and Iran, many will compete directly with our rigs. Newbuild floaters, while designed for deeper waters and harsher environments, are being put to work in all areas, including those areas that would traditionally be serviced by standard specification rigs.

Offsetting the increase in supply from newbuilds is an expected continuation of historical attrition of the fleet as rigs become older. According to RigLogix as of March 3, 2014, approximately 60% of currently working jackups and approximately 46% of currently working floaters are older than 15 years old. We define “working” to mean rigs that are not cold stacked and are not planned or under construction. We believe our ongoing investment in our fleet has extended the useful life of our rigs.

Utilization and Dayrates

The global offshore drilling industry is very competitive, with no single contractor having a dominant market share. In winning new contracts, price competition is generally the most important factor. Other factors include rig availability, rig operating features, customer relationships, workforce experience, operating efficiency, condition of equipment, safety record and reputation. Depending on market conditions and the needs of individual customers, these other factors are sometimes more important considerations than price. Supply and demand are the two most important aspects driving drilling contracts, dayrates, the rate at which rigs work, utilization rates and the percentage of time rigs are working. The following discussion focuses on non-U.S. standard specification ILC jackups and floaters initially placed in service prior to January 1, 1999.

Historically, the non-U.S. standard specification jackup and floater fleet has been able to maintain relatively high utilization rates despite changing global markets. According to RigLogix, from January 2003 through November 2013, standard specification jackup rigs with capabilities in depths of less than 300 feet had rig-by-rig utilization rates greater than 65%, while utilization for rigs capable of operating between 300 feet and 390 feet exceeded 63%. RigLogix defines rig-by-rig utilization as the number of rigs contracted divided by the total number of rigs, not including cold stacked rigs. From mid-2011 to the end of the global recession, utilization rates generally increased and averaged approximately 82% in February 2014 for rigs with capabilities in depths of less than 300 feet and 83% for rigs between 300 and 390 feet. According to RigLogix, from January 2003 through February 2014, non-U.S. standard specification floaters with capabilities up to 4,000 feet had utilization rates greater than 64% and rigs with capabilities from 4,001 feet to 7,499 feet had utilization rates greater than 62%.

The graphs below demonstrate the historical non-U.S. standard specification ILC jackup and floater utilization rates from January 2003 through February 2014, based on data provided by RigLogix.

Dayrates depend on multiple factors, including, but not limited to, the country and region of operation, water depth, rig capabilities, technical specifications, contract length, overall contract terms and the utilization rate of the fleet or fleet category (the number of rigs under contract as a percentage of the total available fleet or fleet category). Among standard jackups over 15 years old, a key distinction in rig design is whether a jackup is supported by independent legs or has a lowered hull referred to as a “mat” attached to the lower portion of the legs. All of our jackups are ILC jackups. ILC jackups have historically commanded higher dayrates than mat supported jackups. For the 12-month period ended February 28, 2014, non-U.S. standard specification ILC jackups received an average premium of 27% compared to mat supported jackups over 15 years old, with average dayrates of approximately $107,000 compared with mat supported jackups which averaged dayrates of approximately $84,000. ILC jackups have demonstrated these robust spreads relative to mat supported jackups throughout market cycles, as illustrated in the graph below.

Midwater and deepwater floaters able to operate in water depths of less than 7,500 feet have seen a steady increase in dayrates, with minimal disruption during the global recession, and are experiencing historically high dayrates. Dayrates for non-U.S. standard specification floaters capable of operating in water depths of less than or equal to 4,000 feet have increased 25% since January 2008 to approximately $307,000 per day while dayrates for floaters capable of operating in water depths between 4,001 and 7,499 feet have increased 59% to approximately $366,000 per day.

BUSINESS

Our Company

We are the leading pure-play global provider of standard specification offshore drilling rigs by operating revenues. Our drilling fleet consists solely of standard specification rigs and includes 34 jackups and eight floaters (five drillships and three semisubmersibles). This focus on a single specification supports our strategy to deliver our services in an efficient and cost-effective manner. Our primary business is to contract our rigs, related equipment and work crews to conduct oil and gas drilling and workover operations for our E&P customers on a dayrate basis around the world.

We believe that the scale of our geographically diverse fleet, well-established customer relationships and multi-year contract backlog position us to take advantage of strong market dynamics in the offshore drilling industry. We operate in significant hydrocarbon-producing geographies throughout the world, including Mexico, Brazil, the North Sea, West Africa, the Middle East, India and Southeast Asia. Our current shallow water, midwater and deepwater operations span 11 countries on five continents and provide services to approximately 19 customers. We have well-established relationships with many of our customers, including Petrobras, Pemex, ONGC, Total, Nexen and Centrica. In addition, in the five-year period ended December 31, 2013, 23 of our rigs have worked an average of approximately 4.6 years for their current customers. As of December 31, 2013, our pro forma contract backlog was over $3.0 billion and included contracts with leading national, international and independent oil and gas companies. Over 75% of our pro forma contract backlog is attributable to customers with investment grade ratings.

We have one of the largest diversified fleets of standard specification offshore drilling rigs in the world. Our jackups provide drilling services in shallow water with capabilities up to a maximum water depth of 390 feet. All of our jackups are ILC, which provides customers greater operational flexibility than some other jackup designs, such as mat-slot, mat-cantilever and independent-slot jackup designs. Seven of our jackups are also capable of operations in harsh environments, which typically command higher dayrates than operations conducted in other environments. Our floaters provide drilling services in midwater and deepwater, with capabilities up to a maximum water depth of 7,200 feet. Noble has actively invested in capital expenditures for maintenance, rig reactivations, major projects and upgrades to our fleet, spending a total of approximately $1.8 billion since January 1, 2010, including approximately $0.9 billion for floater-specific major upgrades that we do not expect to incur again for those rigs. We believe that Noble’s consistent investment in our fleet has allowed us to provide safe, reliable and effective offshore drilling services for our customers and has made our rigs more competitive in the global marketplace.

Our Market Opportunity

We believe the following trends in the oil and gas industry will support our contract drilling services business:

•

Global energy demand is expected to continue to increase. Worldwide energy demand is predicted to increase significantly in the coming years as global population and gross domestic product increase. According to IEA’s “World Energy Outlook 2013,” published in November 2013, worldwide energy demand is expected to grow approximately 33% from 2011 to 2035. IEA estimates that oil and gas met 52% of the world’s energy demand in 2011 which totaled approximately 262 million BOE per day. By 2035, IEA expects oil and gas to continue to be major components of energy supply, providing approximately the same proportion, 51%, of the predicted worldwide energy requirement. According to IEA, the total global energy requirement is expected to grow to approximately 349 million BOE per day in 2035, increasing the demand for oil and gas by approximately 27% from 2011 levels. This growth from 2011 base production is in addition to the production that must be replaced as today’s reserves are produced and consumed. IEA expects that much of this demand increase will come from emerging markets, such as the Middle East, where we have significant operations, and Asia, which is a potential area of expansion. We believe an overall continued rise in the demand for energy, coupled with natural production decline rates from producing oil and gas reserves, correlates with positive demand for contract drilling services.

•

Global E&P spending has increased and a significant portion of future spending is expected to be in water depths we serve. According to data provided by Cowen and Company in December 2013 and January 2014, global E&P capital spending (onshore and offshore) increased from approximately $328 billion in 2003 to over $660 billion in 2013. Cowen and Company’s January 2014 “Original E&P Spending Survey” of 466 oil and gas companies estimated global E&P spending to grow by 4.0% in 2014. Furthermore, in a December 2013 forecast, Infield predicts that global offshore E&P spending between 2013 and 2017 in water depths of less than 4,900 feet will total more than $400 billion, representing approximately 74% of the global offshore E&P capital spending. We believe this E&P spending will continue to increase and we will benefit from increased E&P activity offshore.

•

Significant oil and gas reserves are present offshore. The “BP Statistical Review of World Energy 2013,” published June 2013, estimates that current worldwide proved oil and gas reserves total approximately 2.9 trillion BOE. This does not include resources which have not yet been converted to proved reserves or are ‘yet to find.’ Many regions in which we have an operating presence, such as Mexico, Brazil, the North Sea, West Africa and the Middle East, have major offshore hydrocarbon producing basins which contribute to the proved reserve base. In addition, exploration activity in these countries and elsewhere provide potential for additional resource discoveries. Given increasing energy demand, the need to replace reserves which are currently being produced, and the high level of successful offshore exploration activity over the past decade, we expect additional petroleum resources to be discovered in all water depths. In a December 2013 forecast, Infield predicts that more than 1,335 new offshore fields will be brought on-stream between 2013 and 2017 with more than 60% of these fields in water depths less than approximately 330 feet. More than 400 additional fields are expected to be brought on-stream during the same period in water depths of approximately 330 to 4,900 feet. We believe that this activity will create exploration and development work opportunities for our rigs.

•

Oil prices have supported investment in the offshore E&P industry. Increases in global E&P spending have generally correlated with rising crude oil prices. Since 2003, on an inflation-adjusted basis, WTI oil prices have increased from approximately $30 per barrel to more than $90 per barrel and have exceeded $100 per barrel multiple times. Although long-term price forecasts include significant volatility, industry consensus suggests relatively stable oil prices in the near-term. According to IEA, oil production costs for conventional oil developments, including shallow water and deepwater resources, range from approximately $10 to $70 per barrel. Ultra-deepwater (defined by IEA as greater than approximately 4,900 feet) costs are higher, ranging from approximately $70 to $90 per barrel. Costs vary by region and type of resource with remote, technically challenging resource developments at the high end of these cost ranges. Although dayrates and utilization may be impacted at prices above these levels based on particular customers and geographies, some of our largest customers are leading national oil companies that generally employ multi-year development programs that are less impacted by short-term commodity price fluctuations. We believe oil prices would have to decrease significantly from current levels for a meaningful period of time before offshore drilling activity, particularly in shallow water, would be materially impacted.

•

We expect the customer base for offshore drilling services to continue to include national, international and independent oil and gas companies. Offshore oil and gas E&P activities are conducted by national, international, and independent oil and gas companies. National oil and gas companies typically set their drilling schedules based on national budgets with the aim of achieving government-established production targets and other goals. Their operations are focused on developing their domestic resources and tend to maintain consistent levels of drilling activity in both high and low commodity price environments. International oil and gas companies and independent oil and gas companies seek to grow their reserves and production through their exploration and development activities in order to generate attractive shareholder returns. Offshore E&P activity is a core focus of many of these companies given the attractive full-cycle break-even prices for economic production of offshore oil developments. We believe the variety of types of companies with diverse strategies engaged in offshore oil and gas E&P activities provides us an attractive current and future customer base, making the demand for our services more predictable.

•

The jackup market is robust. According to RigLogix, for the month of February 2014, global utilization of non-U.S. standard specification ILC jackups was approximately 83%, with an average dayrate of $111,000, and has remained above 70% since July 2011, generally suggesting a strong market for drilling contractors who operate standard specification assets. According to RigLogix, the average dayrate for standard specification ILC jackup contracts increased from approximately $94,000 per day in 2011 to $111,000 in February 2014. These statistics represent increases in both utilization and dayrates since 2011 and reflect ongoing demand for standard specification jackups in the global marketplace despite an increase in supply from the delivery of 71 new ILC jackups between 2011 and 2013. We believe that we are well-positioned to benefit from this demand given our geographically diverse and well-maintained fleet and its history of operating safety.

•

The industry is fragmented and may present acquisition opportunities. The offshore drilling industry is a large and highly fragmented industry comprising more than 100 offshore drilling contractors with annual aggregate revenues of over $45 billion, according to Spears & Associates, in which no single contractor has a dominant market share. A number of these contractors may consider divesting some or all of their standard specification rigs. Given our large operational footprint, financial flexibility, well-established global infrastructure and focus on standard specification rigs, we believe that this market environment may present an opportunity to expand our fleet through value-adding, accretive acquisitions of capable standard specification rigs.

Our Fleet

Our drilling fleet consists solely of standard specification rigs. We classify all rigs as either “high specification” rigs or “standard specification” rigs. Our rig classification is based on a number of factors, including age, technological capabilities, size, water depth and load capacity. Standard specification rigs are generally 15 or more years old, have a “hook load,” or derrick hoisting capacity, of less than two million pounds, and have drilling equipment operated by mechanical, rather than electronic, means. Standard specification jackups are generally capable of operating in water depths of up to 390 feet. Standard specification drillships and semisubmersibles are generally capable of operating in water depths of up to 7,500 feet, conducting a single drilling procedure (as compared to a dual-activity or other dual-derrick rigs, which may conduct multiple well-related operations simultaneously) and use moorings or a less advanced dynamic positioning system to maintain position while drilling. Standard specification rigs operate in the same worldwide markets and environments as high specification rigs, subject to their technical capabilities. Our rigs are widely deployed in the global offshore drilling rig market. Our rigs feature proven, reliable technology and processes, utilizing mechanical features with lower operating costs compared to newer, higher specification rigs. Within their given water depth capabilities, our rigs are suitable for the majority of our customers’ offshore drilling operations.

Our total fleet comprises 42 standard specification offshore drilling rigs, including 34 jackups, eight floaters (five drillships and three semisubmersibles) and one FPSO. We also provide drilling and maintenance services (but do not provide a rig) on the Hibernia Project in the Canadian Atlantic under a five-year contract with a joint venture in which Exxon is the primary operator.

Jackups are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established for support. All of our jackups are ILC jackups, allowing each leg to be raised or lowered independently of any other, and permitting the drilling platform to be extended out from the hull to perform drilling or workover operations over certain types of preexisting platforms or structures. We believe these design features provide greater operational flexibility and are generally considered more desirable than alternative designs. Our jackups are capable of drilling in water depths of up to 390 feet. Twenty-one of our 34 jackups can operate in water depths of 300 feet or greater. Seven of our jackups are capable of operating in harsh environments.

Drillships are self-propelled vessels that maintain their position over the well through the use of either a computer-controlled dynamic positioning system or a fixed mooring system. Our drillships are capable of drilling in water depths of up to 7,200 feet.

Semisubmersibles are floating platforms which, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the hull is below the water surface during drilling operations in order to improve stability. Our semisubmersibles maintain their position over the well through the use of a fixed mooring system. Our semisubmersibles are capable of drilling in water depths of up to 4,000 feet.

The following table sets forth certain information concerning our drilling fleet as of February 13, 2014.

Jackups
Name	Location	Water Depth (1)	Year Built/ Rebuilt	Status

Noble Bill Jennings

Noble Eddie Paul

Noble Leonard Jones

Noble Julie Robertson

Noble Al White

Noble Roy Rhodes

Noble Byron Welliver

Noble Charlie Yester

Noble Ed Holt

Noble Gene Rosser

Noble George McLeod

Noble Gus Androes

Noble Harvey Duhaney

Noble Jimmy Puckett

Noble John Sandifer

Noble Johnnie Hoffman

Noble Kenneth Delaney

Noble Percy Johns

Noble Roy Butler

Noble Sam Noble

Noble Tommy Craighead

Noble Carl Norberg

Noble Chuck Syring

Noble Earl Frederickson

Noble Ed Noble

Noble George Sauvageau

Noble Lloyd Noble

Noble Tom Jobe

Noble Lynda Bossler

Noble Piet van Ede

Noble Ronald Hoope

Dhabi II

Noble Dick Favor

Noble Don Walker

Mexico

Mexico

Mexico

UK

UK

UAE

UK

UAE

India

Mexico

Malaysia

Qatar

Qatar

Qatar

Mexico

Mexico

India

Cameroon

Mexico

Mexico

Benin

Mexico

Qatar

Mexico

Cameroon

Germany

Cameroon

Mexico

Netherlands

Netherlands

Netherlands

UAE

UAE

Cameroon

390 390 390 390 360 300 300 300 300 300 300 300 300 300 300 300 300 300 300 300 300 250 250 250 250 250 250 250 250 250 250 150 150 150	1975/1997

1976/1995

1972/1998

1981/2001

1982/2005

1979/2009

1982/ -

1980/ -

1981/2003

1977/1996

1981/1995

1982/2004

1976/2001

1982/2002

1975/1995

1976/1993

1983/1998

1981/1995

1982/1998

1982/ -

1982/2003

1976/2003

1976/1996

1979/1999

1984/2003

1981/ -

1983/1990

1982/ -

1982/ -

1982/ -

1982/ -

1982/2006

1982/2004

1982/1992

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Active

Cold Stacked

Semisubmersibles
Name	Location	Water Depth (1)	Year Built/ Rebuilt	Status
Noble Therald Martin Noble Ton van Langeveld Noble Lorris Bouzigard	Brazil UK USA	4,000 1,500 4,000	1977/2004 1979/2000 1975/2003	Active Active Cold Stacked
Drillships
Name	Location	Water Depth (1)	Year Built/ Rebuilt	Status
Noble Roger Eason Noble Leo Segerius Noble Phoenix Noble Duchess Noble Muravlenko	Brazil Brazil Brazil India USA	7,200 5,600 5,000 1,500 4,900	1977/2013 1981/2012 1979/2009 1975/2012 1982/1997	Active Active Active Active Cold Stacked
Other Assets
Name	Location	Water Depth (1)	Year Built/ Rebuilt	Status
Hibernia Platform (labor contract) Noble Seillean (FPSO)	Canada USA	N/A 6,500	N/A 1989/2008	Active Cold Stacked

(1)	Operating design water depth (in feet).

Our fleet includes one jackup, one drillship and one semisubmersible that are currently cold stacked and not being marketed and one FPSO that is currently cold stacked. These cold stacked units require minimal operating and maintenance expenditures. Cold stacked units are neither operational nor ready for deployment, do not maintain a crew and are stored in a harbor, shipyard or a designated offshore area.

Our Competitive Strengths

We believe we have a number of competitive strengths that will allow us to execute our business strategies successfully:

•

Significant scale, size and expertise. We are one of the world’s largest contractors of standard specification offshore drilling rigs, and we are a major competitor in most of the regions in which we operate. We are one of the primary providers of jackups in Mexico, the North Sea and West Africa and a substantial provider of floaters in Brazil. We believe our significant presence in these and other offshore drilling regions enables us to leverage efficiencies, economies of scale and operational flexibility to meet the needs of our customers. Given the demanding nature of and substantial capital involved in the offshore drilling industry, we believe that most national, international and independent oil and gas companies will continue to prefer contracting with proven drilling contractors like us. We believe the established history that our rigs and employees have with national, international and independent oil and gas companies contributes to our credibility and distinguishes us from smaller and regional operators of standard specification offshore drilling rigs.

•

Well-maintained “workhorse” fleet of rigs. Our fleet comprises well-maintained drilling rigs with proven technology and operating capabilities. Noble has actively invested in capital expenditures for maintenance, rig reactivations, major projects and upgrades to our fleet, spending a total of approximately $1.8 billion since January 1, 2010, including approximately $0.9 billion for floater-specific major upgrades that we do not expect to incur again for those rigs. Recent upgrades have extended the useful lives and increased the operational capability and reliability of our rigs, making them more attractive to our customers. Our average jackup utilization, including our cold stacked rigs, exceeded 90% during 2013 and exceeded 75% in each of the preceding three years. We believe that the quality of our fleet and our well-developed maintenance program result in low downtime and strengthen our ability to secure contracts.

•

Strong backlog coupled with a well-established customer base and diverse standard specification fleet. Our diverse standard specification fleet and strong customer relationships allow us to secure backlog and generate revenues in distinct geographies and water depths up to 7,200 feet. As of December 31, 2013, our pro forma contract backlog was over $3.0 billion and included contracts with leading national, international and independent oil and gas companies, including Petrobras, Pemex, ONGC, Total, Nexen and Centrica. As of December 31, 2013, our jackups provided approximately 54% of our pro forma contract backlog, and our floaters provided the remaining 46% of our pro forma contract backlog, which extends into 2017 and provides cash flow stability. Our current operations span 11 countries on five continents, providing services to approximately 19 customers. For the year ended December 31, 2013, jackups contributed 72% of our pro forma operating revenues and floaters contributed 28% of our pro forma operating revenues. We believe that because dayrates and demand in different geographic regions and water depths may change independently of each other, our operational and geographic diversity provide greater opportunity, stability and downside protection.

•

Commitment to safety and quality. We believe that customers recognize our commitment to safety and that our performance history and reputation for safe operations provide us with a competitive advantage. As a key component of our commitment to safety and quality, we train our personnel in operational practices, safety standards and procedures. For the nine months ended September 30, 2013, the TRIR for our rigs was 0.42 as compared to the IADC average of 0.61. For the year ended December 31, 2012, the TRIR for our rigs was 0.50 as compared to the IADC average of 0.61. We believe that safety and operational excellence promote stronger relationships with multiple important stakeholders, including our employees, our customers and the local communities in which we operate, and reduce both downtime and costs.

Our Business Strategies

Our principal business objective is to increase shareholder value. We expect to achieve this objective through the following strategies:

•

Focus on standard specification drilling operations. We focus entirely on standard specification drilling operations in shallow water, midwater and deepwater up to 7,200 feet, and we are the leading pure-play global provider of standard specification offshore drilling rigs by operating revenues. We believe that our dedicated focus enables us to secure attractive customer contracts for our fleet through targeted marketing efforts while providing industry-leading, safe and reliable drilling operations to our customers. We continuously seek opportunities to lower our operating costs through equipment standardization, supply-chain management and efficient repair and maintenance operations. We believe our focus and expertise will enable us to market our services and conduct our operations in an efficient and cost-effective manner.

•

Maintain and invest in our current fleet of standard specification drilling rigs. We currently have a large, well-maintained and diversified fleet of standard specification drilling rigs, which allows us to provide reliable and effective drilling services to our customers across multiple geographies and water depths. We intend to continue to invest capital to maintain, refurbish and strategically upgrade our assets in order to build on our fleet’s strong operational history. We also intend to continue to optimize the quality and performance profile of our standard specification fleet by investing in strategic upgrades to increase the longevity and competitive capabilities of our rigs. By investing in our fleet, we believe that we can prolong our rigs’ lives, reduce operational downtime and generate better returns for our shareholders.

•

Capitalize on increased exploration and development activity. We believe the market outlook for offshore drilling remains favorable as worldwide E&P spending has increased since the beginning of 2011. We believe we are well positioned to capitalize on increasing demand for contract drilling services, particularly in shallow water operations with our well-maintained jackups. We expect this growth will be complemented by steady demand for our floaters in midwater and deepwater. We intend to continue identifying core basins and expansion areas for which our rigs’ capabilities are best suited in order to strategically position our fleet to most effectively capitalize on increasing demand for contract drilling services.

•

Leverage strategic relationships with high-quality, long-term customers. We are committed to maintaining and leveraging the geographic diversity of our operations and the quality and longevity of our customer relationships. Our fleet operates for leading national, international and independent oil and gas companies in some of the world’s most active shallow water and midwater hydrocarbon producing markets. Our current operations span 11 countries on five continents, and we provide services to approximately 19 customers. Our customers include Petrobras, the world’s largest consumer of floater services, and Pemex and ONGC, two of the world’s three largest consumers of jackup services. From December 1, 2008 to December 31, 2013, 23 of our rigs have worked an average of approximately 4.6 years for their current customers. In addition, we have provided services for six of our top ten customers for more than ten years. We believe that our geographic diversity and strong customer relationships will reduce our exposure to market volatility and position us well to identify, react quickly to and benefit from positive market dynamics.

•

Pursue strategic growth opportunities. We plan to consider opportunistic, value-adding acquisitions of standard specification rigs, especially rigs with contracted backlog. The offshore drilling industry is a large and highly fragmented industry. Given our large operating and geographic footprint and strong balance sheet, we believe we are well positioned to take advantage of acquisition opportunities around the world. We intend to pursue acquisitions that add to our fleet’s average capability, customer base and geographic diversification.

•

Remain financially disciplined and return capital to shareholders. We intend to maintain a responsible capital structure and appropriate levels of liquidity. We also intend to implement a dividend policy in order to return capital to our shareholders as described in “Dividend Policy.” We intend to make investment decisions, including refurbishments, maintenance, upgrades and acquisitions, in a disciplined and diligent manner, carefully evaluating these investments based on their ability to maintain or improve our competitive position and strengthen our financial profile while returning capital to our shareholders.

Drilling Contracts

We typically employ each drilling unit under an individual contract. Although the final terms of the contracts result from negotiations with our customers, many contracts are awarded based upon a competitive bidding process. Our drilling contracts generally contain the following terms:

•	contract duration extending over a specific period of time or a period necessary to drill a defined number wells;

•

provisions permitting early termination of the contract by the customer (i) if the unit is lost or destroyed or (ii) if operations are suspended for a specified period of time due to breakdown of equipment;

•	provisions allowing the impacted party to terminate the contract if specified “force majeure” events beyond the contracting parties’ control occur for a defined period of time;

•

payment of compensation to us (generally in U.S. dollars although some customers, typically national oil companies, require a part of the compensation to be paid in local currency) on a “daywork” basis, so that we receive a fixed amount for each day, or dayrate, that the drilling unit is operating under contract (a lower rate or no compensation is payable during periods of equipment breakdown and repair or adverse weather or in the event operations are interrupted by other conditions, some of which may be beyond our control);

•	payment by us of the operating expenses of the drilling unit, including labor costs and the cost of incidental supplies; and

•	provisions that allow us to recover certain cost increases from our customers in certain long-term contracts.

The terms of some of our drilling contracts permit early termination of the contract by the customer, without cause, generally exercisable upon advance notice to us and in some cases without requiring an early termination payment to us. Our drilling contracts with Pemex, in Mexico, for example, allow early cancellation with 30 days or less notice to us without Pemex making an early termination payment. Please read “Risk Factors—Risks Related to Our Business—Our inability to renew or replace expiring contracts or the loss of a significant customer or contract could have a material adverse effect on our financial results.”

The terms of some of our drilling contracts permit us to earn bonus revenue incentive payments based on performance. Our drilling contracts with Petrobras, in Brazil, for example, contain these bonus provisions.

As our rigs are mobilized from one geographic location to another, labor and other operating and maintenance costs can vary significantly. If we relocate a rig to another geographic location without a customer contract, we will incur costs that will not be reimbursable by future customers, and even if we relocate a rig with a customer contract, we may not be fully compensated during the mobilization period.

For a discussion of our backlog of commitments for contract drilling services, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pro Forma Contract Drilling Services Backlog.”

Contract Drilling Services

We conduct offshore contract drilling operations, which accounted for over 98% of our pro forma operating revenues for the years ended December 31, 2013, 2012 and 2011. We conduct our contract drilling operations principally in Mexico, Brazil, the North Sea, West Africa, the Middle East, India and Southeast Asia. Pro forma revenues from Petrobras and its affiliates accounted for approximately 21%, 20% and 25% of our total pro forma operating revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Pro forma revenues from Pemex and its affiliates accounted for approximately 18%, 22% and 18% of our total pro forma operating revenues for the years ended 2013, 2012 and 2011, respectively. No other single customer accounted for more than 10% of our total pro forma operating revenues for the years ended December 31, 2013, 2012 or 2011.

Labor Contracts

We provide drilling and maintenance services (but do not provide a rig) on the Hibernia Project in the Canadian Atlantic under a contract with Hibernia Management and Development Company Ltd. that extends through June 30, 2018 and in which Exxon is the primary operator. We do not own or lease these platforms. Under this labor contract, we provide the personnel necessary to manage and perform the drilling operations from the drilling platform owned by the operator.

Competition

The offshore contract drilling industry is a highly competitive and cyclical business characterized by high capital and maintenance costs. We compete with other providers of offshore drilling rigs. Some of these providers’ fleets exclusively comprise high specification drilling rigs, or include a combination of standard specification and high specification drilling rigs. In addition, some of our competitors may have access to greater financial resources than we do.

In the provision of contract drilling services, competition involves numerous factors, including price, rig availability and suitability, experience of the workforce, efficiency, safety performance record, condition and age of equipment, location, operating integrity, reputation, industry standing and client relations. We believe that we compete favorably with respect to most of these factors and that price is a key determinative factor. We follow a policy of keeping our equipment well maintained and generally technologically competitive with other standard specification rigs. However, our equipment could be made obsolete by the development of new techniques and equipment, regulations or customer preferences. Please read “Risk Factors—Risks Related to Our Business—The contract drilling industry is a highly competitive and cyclical business. If we are unable to compete successfully, our profitability may be reduced.”

We compete on a worldwide basis, but competition may vary by region at any particular time. Demand for offshore drilling equipment also depends on the exploration and development programs of oil and gas producers, which in turn are influenced by the financial condition of such producers, by general economic conditions, prices of oil and gas and by political considerations and policies.

In addition, industry-wide shortages of supplies, services, skilled personnel and equipment necessary to conduct our business have historically occurred. We cannot assure that any such shortages experienced in the past will not happen again in the future.

Environmental Matters

Our operations are directly subject to numerous environmental laws and regulations at the international, national, state and local levels. Additionally, political developments and numerous governmental regulations indirectly associated with the contract drilling industry affect many aspects of our operations. These laws and regulations can significantly affect the operation of our drilling rigs. Failure to comply with these laws and regulations, or failure to obtain or comply with permit requirements, may result in the assessment of administrative, civil, or criminal penalties, imposition of remedial requirements, or the imposition of injunctions or moratoria to halt drilling operations or force future compliance. Historically, we have made numerous expenditures to comply with environmental requirements, and we anticipate that we will continue to make expenditures in the future. To date, our expenditures have not materially affected our operations, and we do not anticipate that future expenditures will materially affect our operations or force us to materially increase our capital expenditures.

Because environmental laws and regulations generally affect the energy and energy services industry, our business could be adversely affected by increased regulation that prohibits or restricts our customers’ exploration and production activities, resulting in reduced demand for our services. Similarly, heightened environmental protection requirements could result in increased costs for us, our customers or the energy industry in general. Governments in many of the jurisdictions in which we operate have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

The following is a summary of some of the existing laws and regulations which apply to our operations in some of the jurisdictions in which we operate. While laws vary widely between jurisdictions, each of the laws and regulations below addresses environmental issues similar to those in most of the other jurisdictions in which we operate. Further, we believe we are in substantial compliance in all material respects with the environmental regulations affecting the operation of our drilling rigs in all of the jurisdictions in which we operate.

International Regulatory Regimes

The International Maritime Organization, or IMO, provides international regulations governing shipping and international maritime trade. IMO regulations have been widely adopted by U.N. member countries, and in some jurisdictions in which we operate, these regulations have been expanded upon. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, govern much of our drilling operations. Among other requirements, the ISM

Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The IMO has also adopted the International Convention for the Prevention of Pollution from Ships, or MARPOL, including Annex VI to MARPOL which sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI, which applies to all ships, fixed and floating drilling rigs and other floating platforms, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, 2008 amendments to Annex VI require the imposition of progressively stricter limitations on sulfur emissions from ships. These limitations require that fuels of vessels in covered Emission Control Areas, or ECAs, contain no more than 1% sulfur. The North American ECA became effective in August 2012, capping the sulfur limit in marine fuel at 1%, which has been the capped amount for the North Sea and Baltic Sea ECAs since July 1, 2010. The North Sea ECA encompasses all of the North Sea and the full length of the English Channel. These capped amounts are to decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions such as the Ballast Water Management Convention, or BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this has not occurred to date, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships. Under the requirements of the BWM Convention for rigs with ballast water capacity of more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. All of our drilling rigs are in substantial compliance with the proposed terms of the BWM Convention.

The IMO has also adopted the International Convention for Civil Liability for Bunker Oil Pollution Damage of 2001, or Bunker Convention. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. Under the Bunker Convention, ship owners must pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its exclusive economic zone or equivalent area. Registered owners of any seagoing vessel and seaborne craft over 1,000 gross tons, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, must maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times. We believe that all of our drilling rigs are currently compliant in all material respects with these regulations.

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 on energy efficiency requiring compliance with the Energy Efficiency Design Index, or EEDI, for new ships, and the Ship Energy Efficiency Management Plan, or SEEMP, for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above and entered into force on January 1, 2013. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

European Union

On June 10, 2013, the European Union adopted a new directive, Directive 2013/30/EU, on the safety of offshore oil and gas operations within the exclusive economic zone (which can extend up to 200 nautical miles from a coast) or the continental shelf of any of its member states. The directive establishes minimum requirements for preventing major accidents in offshore oil and gas operations, and aims to limit the consequences of such accidents. All European Union member states will be required to adopt national legislation or regulations by July 19, 2015 to implement the new directive’s requirements, which also include reporting requirements related to major safety and environmental hazards that must be satisfied before drilling can take place, as well as the use of “all suitable measures” to both prevent major accidents and limit the human health and environmental consequences of such a major accident should one occur. We believe that our operations are in substantial compliance with the requirements of the directive (as well as the extensive current health and safety regimes implemented in the member states in which we operate), but future developments could require the company to incur significant costs to comply with its implementation.

Countries in the European Union implement the U.N.’s Kyoto Protocol on GHG emissions through the Emissions Trading System, or ETS, though ETS will continue to require GHG reductions in the future that are not currently prescribed by the Kyoto Protocol or related agreements. The ETS program establishes a GHG “cap and trade” system for certain industry sectors, including power generation at some offshore facilities. Total GHG from these sectors is capped, and the cap is reduced over time to achieve a 21% GHG reduction from these sectors between 2005 and 2020. EU proposals for the cap for the 2020 to 2030 period are expected by the end of 2013. More generally, the EU Commission has proposed a roadmap for reducing emissions by 80% by 2050 compared to 1990 levels. Some EU member states have enacted additional and more long-term legally binding targets. For example, the U.K. has committed to reduce greenhouse gas emissions by 80% by 2050. These reduction targets may also be affected by future negotiations under the United Nations Framework Convention on Climate Change and its Kyoto Protocol.

Entities operating under the cap must either reduce their GHG emissions, purchase tradable emissions allowances, or EUAs, from other program participants, or purchase international GHG offset credits generated under the Kyoto Protocol’s Clean Development Mechanisms or Joint Implementation. As the cap declines, prices for emissions allowances or GHG offset credits may rise. However, due to the over-allocation of EUAs by EU member states in earlier phases and the impact of the recession in the EU, there has been a general over-supply of EUAs. The EU has recently approved amending legislation to withhold the auction of EUAs in a process known as “backloading.” EU proposals for wider structural reform of the EU ETS may follow the enactment of the backloading proposal. Both backloading and wider structural reforms are aimed at reviving the EU carbon price.

In addition, the U.K. government, which implements ETS in the U.K. North Sea, has introduced a carbon price floor mechanism to place an incrementally increasing minimum price on carbon. Thus, the cost of compliance with ETS can be expected to increase over time. Additional member state climate change legislation may result in potentially material capital expenditures.

Insurance and Indemnification Matters

Our operations are subject to many hazards inherent in the drilling business, including blowouts, fires and collisions or groundings of offshore equipment, and damage or loss from adverse weather and sea conditions. These hazards could cause personal injury or loss of life, loss of revenues, pollution and other environmental damage, damage to or destruction of property and equipment and oil and gas producing formations, and could result in claims by employees, customers or third parties.

Our drilling contracts provide for varying levels of indemnification from our customers and in most cases also require us to indemnify our customers for certain losses. Under our drilling contracts, liability with respect to personnel and property is typically assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property, irrespective of the fault or negligence of the party indemnified. In addition, our customers may indemnify us in certain instances for damage to our down-hole equipment and, in some cases, our subsea equipment.

Our customers typically assume responsibility for and indemnify us from loss or liability resulting from pollution or contamination, including third-party damages and clean-up and removal, arising from operations under the contract and originating below the surface of the water. We are generally responsible for pollution originating above the surface of the water and emanating from our drilling rigs. Additionally, our customers typically indemnify us for liabilities incurred as a result of a blow-out or cratering of the well and underground reservoir loss or damage.

We expect to carry insurance with terms substantially similar to the terms of Noble’s current insurance. Noble carries protection and indemnity, or P&I, insurance, which is a comprehensive general liability insurance program covering liability resulting from offshore operations. This P&I insurance includes coverage for liability resulting from personal injury or death of third parties and our offshore employees, third-party property damage, pollution, spill clean-up and containment and removal of wrecks or debris. The insurance policy does not exclude losses resulting from our gross negligence or willful misconduct. We expect to have maximum liability coverage of approximately $450 million.

Our insurance policies and contractual rights to indemnity may not adequately cover our losses and liabilities in all cases. For additional information, please read “Risk Factors—Risks Related to Our Business—We may have difficulty obtaining or maintaining insurance in the future and our insurance coverage and contractual indemnity rights may not protect us against all of the risks and hazards we face.”

Our insurance program and the terms of our drilling contracts may change in the future. In addition, the indemnification provisions of our drilling contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations.

Properties

Our property consists of drillships, jackups, semisubmerisbles and one FPSO. The capital associated with the repair and maintenance of our fleet increases with age. Our cold stacked rigs will also require additional capital expenditures before being able to be placed in operation.

Seasonality

Our rigs are subject to severe weather during certain periods of the year, particularly hurricane season in the Gulf of Mexico and typhoon season in India, which could halt our operations in Mexico and India, respectively, for prolonged periods or limit contract opportunities during that period. Otherwise, our business is not significantly affected by seasonal fluctuations.

Employees

As of December 31, 2013, approximately 2,700 employees of Noble and 1,400 contractors were dedicated to our operations. Certain of our employees in the U.K., Nigeria, Canada and Brazil are parties to collective bargaining agreements. In various countries, local law requires our participation in works councils. We have not experienced any material work stoppages at any of our facilities due to labor union activities in recent years. We believe our relations with our employees are good. Please read “Certain Relationships and Related Party Transactions—Employee Matters Agreement.”

Legal Proceedings

We are a defendant in certain claims and litigation arising out of operations in the ordinary course of business, the resolution of which, in the opinion of management, will not be material to our financial position, results of operations or cash flows. There is inherent risk in any litigation or dispute and no assurance can be given as to the outcome of these claims.

During the second quarter of 2013, Noble reached an agreement with the Mexican tax authorities resolving certain previously disclosed tax assessments. This settlement removes potential contingent exposure of $502 million in Mexico for periods prior to 2007, which includes the assessments for years 2002 through 2005 of approximately $348 million, as well as settlement for 2006. The settlement of these assessments did not have a material impact on our Predecessor’s combined financial statements.

Audit claims of approximately $281 million attributable to income, customs and other business taxes have been assessed against us. We have contested, or intend to contest, these assessments, including through litigation if necessary, and we believe the ultimate resolution, for which we have not made any accrual, will not have a material adverse effect on our combined financial statements. Tax authorities may issue additional assessments or pursue legal actions as a result of tax audits and we cannot predict or provide assurance as to the ultimate outcome of such assessments and legal actions.

Nigerian Operations

We do not have any rigs currently operating in Nigeria. However, during the fourth quarter of 2007, our Nigerian subsidiary received letters from the Nigerian Maritime Administration and Safety Agency, or NIMASA, seeking to collect a two percent surcharge on contract amounts under contracts performed by “vessels,” within the meaning of Nigeria’s cabotage laws, engaged in the Nigerian coastal shipping trade. Although we do not believe that these laws apply to our ownership of drilling rigs, NIMASA is seeking to apply a provision of the Nigerian cabotage laws (which became effective on May 1, 2004) to our offshore drilling rigs by considering these rigs to be “vessels” within the meaning of those laws and therefore subject to the surcharge, which is imposed only upon “vessels.” Our offshore drilling rigs are not engaged in the Nigerian coastal shipping trade and are not in our view “vessels” within the meaning of Nigeria’s cabotage laws. In January 2008, we filed an originating summons against NIMASA and the Minister of Transportation in the Federal High Court of Lagos, Nigeria seeking, among other things, a declaration that our drilling operations do not constitute “coastal trade” or “cabotage” within the meaning of Nigeria’s cabotage laws and that our offshore drilling rigs are not “vessels” within the meaning of those laws. In February 2009, NIMASA filed suit against us in the Federal High Court of Nigeria seeking collection of the cabotage surcharge with respect to one of our rigs. In August 2009, the court issued a favorable ruling in response to our originating summons stating that drilling operations do not fall within the cabotage laws and that drilling rigs are not vessels for purposes of those laws. The court also issued an injunction against the defendants prohibiting their interference with our drilling rigs or drilling operations. NIMASA appealed the court’s ruling on procedural grounds, and the court dismissed NIMASA’s lawsuit filed against us in February 2009. In December 2013, the court of appeals ruled in favor of NIMASA and quashed the High Court’s decision in our favor, although there is no adverse ruling against us with respect to the merits. We intend to appeal this latest decision and take further appropriate legal action to resist the application of Nigeria’s cabotage laws to our drilling rigs. The outcome of any such legal action and the extent to which we may ultimately be responsible for the surcharge is uncertain. If it is ultimately determined that offshore drilling rigs constitute vessels within the meaning of the Nigerian cabotage laws, we may be required to pay the surcharge and comply with other aspects of the Nigerian cabotage laws, which could adversely affect our operations in Nigerian waters and require us to incur additional costs of compliance.

NIMASA had previously informed the Nigerian Content Division of its position that we were not in compliance with the cabotage laws. The Nigerian Content Division makes determinations of companies’ compliance with applicable local content regulations for purposes of government contracting, including contracting for services in connection with oil and gas concessions where the Nigerian national oil company is a partner. The Nigerian Content Division had previously barred us from participating in new tenders as a result of NIMASA’s allegations, although the Division reversed its actions based on the favorable Federal High Court ruling. However, no assurance can be given with respect to our ability to bid for future work in Nigeria until our dispute with NIMASA is resolved.

Under the Nigerian Industrial Training Fund Act of 2004, as amended, or the Act, Nigerian companies with five or more employees must contribute annually 1 percent of their payroll to the Industrial Training Fund, or ITF, established under the Act to be used for the training of Nigerian nationals with a view towards generating a pool of indigenously trained manpower. We have not paid this amount on our expatriate workers employed by our non-Nigerian employment entity in the past as we did not believe the contribution obligation was applicable to them. In October 2012, we received a demand from the ITF for payments going back to 2004 and associated penalties in respect of these expatriate employees. In February 2013, the ITF filed suit seeking payment of these amounts. We do not believe that we owe the amount claimed. We have had discussions with the ITF to resolve the issue and do not believe the resolution of this matter will have a material adverse effect on our financial position or cash flows.

In 2007, Noble began, and voluntarily contacted the SEC and the DOJ, to advise them of an internal investigation of the legality under the FCPA and local laws of certain reimbursement payments made by Noble’s Nigerian affiliate to Noble’s customs agents in Nigeria. In 2010, Noble finalized settlements of this matter with each of the SEC and the DOJ. Pursuant to these settlements, Noble agreed to pay fines and penalties to the DOJ and the SEC and to certain undertakings, including refraining from violating the FCPA and other anti-corruption laws, self-reporting any violations of the FCPA or such laws to the DOJ and reporting to the DOJ on an annual basis Noble’s progress on anti-corruption compliance matters. There are no remaining obligations under either settlement.

MANAGEMENT

The following table sets forth information regarding our directors, director nominees and executive officers upon completion of this offering. We expect that our initial directors will be employed by Noble, and therefore, would not be considered independent under the applicable standards of the NYSE and the SEC. Prior to the completion of this offering, we expect to identify at least one director nominee that will be independent under these standards. It is expected that our director nominees will become directors upon the consummation of this offering. In addition, within 90 days of our listing on the NYSE, we intend to appoint an additional director who will be independent under these standards and, within one year of our initial public offering, we intend to appoint a third director who will be independent under these standards.

Name	Age	Position/Title
Randall D. Stilley	60	President and Chief Executive Officer, Director Nominee
William C. Yester	63	Senior Vice President – Operations
Lee M. Ahlstrom	46	Senior Vice President – Investor Relations, Strategy and Planning
Andrew W. Tietz	47	Senior Vice President – Marketing and Contracts
Todd D. Strickler	36	Vice President, General Counsel and Corporate Secretary
James A. MacLennan	54	Director
David W. Williams	56	Director Nominee
Julie J. Robertson	58	Director Nominee (Chairperson)
William E. Turcotte	50	Director Nominee

Randall D. Stilley will serve as our President and Chief Executive Officer and a member of our Board of Directors effective upon completion of this offering. He has served as Executive Vice President of Noble since February 2014 and will leave this position upon completion of this offering. From May 2011 to February 2014, Mr. Stilley served as an independent business consultant and managed private investments. Mr. Stilley previously served as President and Chief Executive Officer of Seahawk Drilling, Inc. from August 2009 to May 2011 and Chief Executive Officer of the mat-supported jackup rig business at Pride International Inc. from September 2008 to August 2009. Seahawk Drilling filed for reorganization under Chapter 11 of the United States Bankruptcy Code in 2011. From October 2004 to June 2008, Mr. Stilley served as President and Chief Executive Officer of Hercules Offshore, Inc. Prior to that, Mr. Stilley was Chief Executive Officer of Seitel, Inc., an oilfield services company, President of the Oilfield Services Division at Weatherford International, Inc., and served in a variety of positions at Halliburton Company. He is a registered professional engineer in the State of Texas and a member of the Society of Petroleum Engineers. Mr. Stilley holds a Bachelor of Science degree in Aerospace Engineering from the University of Texas at Austin.

William C. “Charlie” Yester will serve as our Senior Vice President – Operations effective upon completion of this offering. He has over 40 years of experience in the drilling business, with over 22 years in offshore operations and has been employed with Noble in a number of operational roles since 1996. He has served most recently as Vice President – Division Manager (Africa) and prior to that, Vice President – Division Manager (Middle East and India). He will leave his current position upon completion of this offering. Mr. Yester began his career with Noble in 1974 and from 1990 to 1994 served as a Division Manager with Helmerich and Payne International Drilling Company. In 1994-1995 he held a number of operational roles with Triton Engineering Company before returning to Noble in 1995. Mr. Yester holds a Bachelor of Science degree in Petroleum Engineering from Louisiana Tech University.

Lee M. Ahlstrom will serve as our Senior Vice President – Investor Relations, Strategy and Planning effective upon completion of this offering. He has served as Senior Vice President – Strategic Development of Noble since May 2011 and will leave this position upon completion of this offering. Mr. Ahlstrom served as Vice President of Investor Relations and Planning of Noble from May 2006 to May 2011. Prior to joining Noble, Mr. Ahlstrom served as Director of Investor Relations at Burlington Resources, held various management positions at UNOCAL Corporation and served as an Engagement Manager with McKinsey & Company. Mr. Ahlstrom began his career with Exxon where he held a variety of engineering positions. He holds a Bachelors of Science and a Masters degree in Mechanical Engineering from the University of Delaware.

Andrew W. Tietz will serve as our Senior Vice President – Marketing and Contracts effective upon completion of this offering. He has served as Vice President – Marketing and Contracts of Noble since May 2010 and will leave this position upon completion of this offering. He served as Director – Marketing and Contracts from December 2009 to April 2010. Mr. Tietz previously served as Director – Marketing and Business Development for Transocean Ltd. He served in various marketing and finance positions with Transocean and GlobalSantaFe and Global Marine, prior to their mergers with Transocean, including positions in Dubai, Egypt and Kuala Lumpur. Mr. Tietz holds a Bachelor of Science degree from the University of Colorado – Boulder and a Masters of Business Administration from the University of St. Thomas.

Todd D. Strickler will serve as our Vice President, General Counsel and Corporate Secretary effective upon completion of this offering. He has served as Associate General Counsel – Corporate of Noble since January 2013 and will leave this position upon completion of this offering. He served as Senior Counsel for Noble since February 2009. Prior to his joining Noble, he specialized in corporate and securities law at the law firm of Andrews Kurth LLP. Mr. Strickler holds a Bachelor of Science degree in Mechanical Engineering from the University of Texas at Austin and a Juris Doctorate from the University of Texas School of Law.

James A. MacLennan is a member of our Board of Directors effective upon completion of this offering. He serves as Senior Vice President and Chief Financial Officer of Noble and has held such position since January 2012. Prior to joining Noble, Mr. MacLennan served as Chief Financial Officer and Corporate Secretary of Ennis Traffic Safety Solutions, a leading producer of pavement marking materials, from January 2011 to December 2011. From June 2010 to January 2011, Mr. MacLennan did not hold a principal employment. Mr. MacLennan served as Executive Vice President and Chief Financial Officer of Lodgian, Inc., a publicly-traded independent owner and operator of hotels in the United States from March 2006 until Lodgian was acquired by and merged into Lone Star Funds in May 2010. Prior to joining Lodgian, Mr. MacLennan was Chief Financial Officer and Treasurer of Theragenics Corporation, a New York Stock Exchange-listed company that manufactures medical devices. Previously, Mr. MacLennan was Executive Vice President and Chief Financial Officer of Lanier Worldwide, Inc., a publicly-traded technical products company. Mr. MacLennan spent much of his early career in financial positions of increasing responsibility in the oil and gas industry, most notably with Exxon Corporation and later with Noble Corporation. Mr. MacLennan is a Chartered Accountant.

David W. Williams will serve as a member of our Board of Directors effective upon completion of this offering. He serves as Chairman, President and Chief Executive Officer of Noble and has held such position since January 2008. Mr. Williams served as Senior Vice President – Business Development of Noble Drilling Services Inc. from September 2006 to January 2007, as Senior Vice President – Operations of Noble Drilling Services Inc. from January to April 2007, and as Senior Vice President and Chief Operating Officer of Noble from April 2007 to January 2008. Prior to September 2006, Mr. Williams served for more than five years as Executive Vice President of Diamond Offshore Drilling, Inc., an offshore oil and gas drilling contractor.

Julie J. Robertson will serve as a member of our Board of Directors effective upon completion of this offering. She serves as Executive Vice President of Noble and has held such position since February 2006. In this role, Ms. Robertson is responsible for overseeing human resources, procurement and supply chain, learning and development, health, safety and environmental functions, and information technology. Ms. Robertson served as Senior Vice President – Administration from July 2001 to February 2006. Ms. Robertson has served continuously as Corporate Secretary since December 1993. Ms. Robertson served as Vice President – Administration of Noble Drilling from 1996 to July 2001. In 1994, Ms. Robertson became Vice President – Administration of Noble Drilling Services Inc. From 1989 to 1994, Ms. Robertson served consecutively as Manager of Benefits and Director of Human Resources for Noble Drilling Services Inc. Prior to 1989, Ms. Robertson served consecutively in the positions of Risk and Benefits Manager and Marketing Services Coordinator for a predecessor subsidiary of Noble, beginning in 1979.

William E. Turcotte will serve as a member of our Board of Directors effective upon completion of this offering. He serves as Senior Vice President and General Counsel of Noble and has held such position since December 2008. Prior to joining Noble, Mr. Turcotte served as Senior Vice President, General Counsel and Corporate Secretary of Cornell Companies, Inc., a private corrections company, since March 2007. He served as Vice President, Associate General Counsel and Assistant Secretary of Transocean, Inc., an offshore oil and gas drilling contractor, from October 2005 to March 2007 and as Associate General Counsel and Assistant Secretary from January 2000 to October 2005. From 1992 to 2000, Mr. Turcotte served in various legal positions with Schlumberger Limited in Houston, Caracas and Paris. Mr. Turcotte was in private practice prior to joining Schlumberger.

We believe that each of Mr. Stilley, Mr. MacLennan, Mr. Williams, Ms. Robertson and Mr. Turcotte is a suitable member of our board of directors because of his or her extensive industry experience, particularly as an officer of offshore drilling companies and oilfield service companies. Mr. MacLennan, Mr. Williams, Ms. Robertson and Mr. Turcotte also bring valuable knowledge and experience overseeing and managing our assets and operations.

Controlled Company

For purposes of NYSE rules, we will be a “controlled company” after completion of this offering. Controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Noble will continue to control more than 50% of our shares upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided to a controlled company in the NYSE rules. Specifically, as a controlled company, we will not be required to have (i) a majority of independent directors, (ii) a Nominating and Corporate Governance Committee composed entirely of independent directors, (iii) a Compensation Committee composed entirely of independent directors or (iv) an annual performance evaluation of the Nominating and Corporate Governance and Compensation Committees. Therefore, upon the completion of this offering, we will not have a majority of independent directors, our Nominating and Corporate Governance and Compensation Committees may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable NYSE corporate governance requirements. In the event that we cease to be a controlled company, which would occur following the Distribution, we will be required to comply with those requirements after specified transition periods.

The controlled company exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and NYSE rules, which require that our Audit Committee be composed of at least three members, one of whom will be independent upon the listing of our shares on the date of this prospectus, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of our initial public offering.

Composition of Our Board of Directors

Upon the completion of this offering, our board of directors will consist of             directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Our articles of association will provide that our board of directors will consist of a minimum of             directors. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors. The term of office for each director will be until his or her successor is elected at our annual shareholder meeting or his or her death, resignation or removal, whichever is earliest to occur. Our board will be divided into three classes, with the members of each class serving for staggered three-year terms.

Committees of Our Board of Directors

Upon the completion of this offering, the standing committees of our board of directors will be an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees will report to our board of directors as they deem appropriate and as our board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The primary responsibilities of the Audit Committee are the appointment, compensation, retention and oversight of Paragon Offshore’s auditors (including review and approval of the terms of engagement and fees), to review with the auditors Paragon Offshore’s financial reports (and other financial information) provided to the SEC and the investing public, to prepare and approve an annual report for inclusion in proxy statements, and to assist our board of directors with oversight of the following: integrity of Paragon Offshore’s financial statements; compliance by Paragon Offshore with standards of business ethics and legal and regulatory requirements; qualifications and independence of Paragon Offshore’s independent auditors (including both our independent registered public accounting firm and out statutory auditors); and performance of Paragon Offshore’s independent auditors and internal auditors.

Immediately following this offering, the Audit Committee will consist of             . We believe that              will qualify as an independent director according to the rules and regulations of the SEC and the NYSE with respect to audit committee membership. We expect to add a second independent director within 90 days after our initial public offering, at which time              is expected to leave the Audit Committee. We expect to have a fully independent Audit Committee within one year of our initial public offering.

We also believe that              qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with this offering, which will be available on our corporate website at www.paragonoffshore.com upon the completion of this offering.

Compensation Committee

The Compensation Committee of our board of directors is responsible for determining the compensation of our board of directors and executive officers and for establishing, implementing and monitoring adherence to our executive compensation philosophy. The Compensation Committee provides oversight on behalf of our board of directors in reviewing and administering the compensation programs, benefits and incentive and equity-based compensation plans. The Compensation Committee operates independently of management and receives compensation advice and data from outside independent advisors.

Immediately following this offering, the Compensation Committee will consist of             . Our board of directors will adopt a written charter for the Compensation Committee in connection with this offering, which will be available on our corporate website at www.paragonoffshore.com upon the completion of this offering.

Nominating and Corporate Governance Committee

The primary responsibilities of the Nominating and Corporate Governance Committee are to assist our board of directors in reviewing, evaluating, selecting and recommending director nominees when one or more directors are to be appointed, elected or re-elected to our board of directors; to monitor, develop and recommend to our board of directors a set of principles, policies and practices relating to corporate governance; and to oversee the process by which our board of directors, our Chief Executive Officer and executive management are evaluated.

Immediately following this offering, the Nominating and Corporate Governance Committee will consist of             . Our board of directors will adopt a written charter for the Nominating and Corporate Governance Committee in connection with this offering, which will be available on our corporate website at www.paragonoffshore.com upon the completion of this offering.

Director Compensation

We are currently developing a compensation program for members of our board of directors other than those who are employed by Noble or us.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between us and Noble. Under our master separation agreement, Noble will have the right to designate a majority of our directors and our chairman of the board of directors for so long as it owns a majority of our shares, and the right to designate a certain number of directors based on its ownership percentage even when Noble holds less than a majority of our shares. A majority of our initial board of directors hold positions with Noble, resulting in those persons owing fiduciary or other legal duties to both us and Noble. Our directors and executive officers may also own substantial amounts of Noble shares or equity awards. Their position at Noble and the ownership of any Noble equity or equity awards creates, or may create the appearance of, conflicts of interest when these expected directors and officers are faced with decisions that could have different implications for Noble than for us. The resolution of these conflicts may not be in the best interest of us or our shareholders. In particular:

•	four of our initial directors also serve as executive officers of Noble (and one of those four will also serve as a director of Noble);

•	Noble may compete with us; and

•

we have entered into arrangements, and may enter into additional arrangements, with Noble, relating to the provision of certain services to us by Noble, indemnification by us of Noble and other matters. In the performance of their obligations under these agreements, Noble and its subsidiaries are generally held to the standard of care specified in these agreements.

Please read “Risk Factors—Risks Related to Our Separation from and Our Relationship with Noble—Our directors and executive officers have potential conflicts of interest, and conflicts of interest between Noble and us could be resolved in a manner unfavorable to us,” “Risk Factors—Risks Related to Our Separation from and Our Relationship with Noble—The corporate opportunity provisions in our master separation agreement could enable Noble to benefit from corporate opportunities that might otherwise be available to us” and “Certain Relationships and Related Party Transactions—Master Separation Agreement—Corporate Governance.”

The Companies Act imposes a general duty on our directors to avoid situations in which they have or can have a direct or indirect interest that conflicts with, or may conflict with our interests. This applies, in particular, to the exploitation of property, information or opportunity, and whether or not we could take advantage of the property, information or opportunity. Our articles of association which will be adopted prior to the completion of this offering will allow our board of directors to authorize a director’s conflict of interest subject, if required, to certain conditions which may be imposed on the conflicted director by the board of directors including, for example, a requirement that the relevant director does not attend all or part of a board meeting.

The board authorization will only be effective if the matter in question has been proposed in writing for consideration at a meeting of our directors, the required quorum is met without counting the conflicted director in question or any other interested director and if the conflicted directors have not participated in the making of the decision or if the decision would have been valid without the participation of the conflicted directors.

Risk Oversight

Our board of directors will oversee the risk management activities designed and implemented by our management. Our board of directors will execute its oversight responsibility for risk management both directly and through its committees. The full board of directors will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk. In addition, our board of directors will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics in connection with the completion of this offering. The code of business conduct and ethics will apply to all of our employees, officers and directors. The full text of our code of business conduct and ethics will be posted on our website. If we make any substantive amendments to this code or grant any waiver from a provision to our chief executive officer, principal financial officer or principal accounting officer, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE COMPENSATION

Overview

We currently operate as a wholly-owned business of Noble and will continue to do so until the consummation of the Transactions. As a result, Noble has determined the compensation of our employees, including our Named Executive Officers (as defined below), and will continue to do so until the completion of this offering. Unless otherwise stated, the compensation tables and other information set forth below reflect amounts paid or payable or awards granted to our Named Executive Officers by Noble under Noble’s compensation plans and programs. Following the completion of this offering, our Named Executive Officers will receive compensation and benefits under our compensation programs and plans, except that certain benefits will continue to be provided to our employees, including our Named Executive Officers, by Noble pursuant to a transition services agreement. Please read “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

Compensation Discussion and Analysis

We have yet to establish a compensation committee of our board of directors. As a result, except as otherwise indicated, the compensation information discussed in this “Compensation Discussion and Analysis” reflects the compensation philosophy and program established by the compensation committee of Noble’s board of directors in place to compensate Noble’s management for the year ended December 31, 2013.

Specific compensation and benefit programs for Paragon Offshore have yet to be developed. Until our compensation committee is formed, the Noble board of directors or compensation committee will provide input, analyze and approve Paragon Offshore’s compensation program and policies. We expect our initial compensation philosophy and program to be similar to Noble’s.

The executive officers who were largely responsible for conducting the business and managing the operations of the standard specification drilling business during 2013 are also executive officers of Noble. For the fiscal year ended December 31, 2013, the Noble employees who will be included in the executive team for Paragon Offshore and who are referred to as our Named Executive Officers are: William C. “Charlie” Yester, who is Vice President – Division Manager (Africa) for Noble’s West Africa operations and who will be our Senior Vice President – Operations upon completion of this offering; Andrew W. Tietz, who is Vice President – Marketing and Contracts of Noble and who will be our Senior Vice President – Marketing and Contracts upon completion of this offering; and Lee M. Ahlstrom, who is Senior Vice President – Strategic Development of Noble and who will be our Senior Vice President – Investor Relations, Strategy and Planning upon completion of this offering. Our chief executive officer was not an employee of Noble in 2013.

Details of Noble’s Compensation Program

Compensation Philosophy

Noble’s executive compensation program reflects Noble’s philosophy that executive compensation should be structured so as to closely align each executive’s interests with the interests of its shareholders, emphasizing equity-based incentives and performance-based pay. The primary objectives of Noble’s compensation program are to:

•	motivate Noble’s executives to achieve key operating, safety and financial performance goals that enhance long-term shareholder value;

•	reward performance in achieving targets without subjecting Noble to excessive or unnecessary risk; and

•

establish and maintain a competitive executive compensation program that enables Noble to attract, motivate and retain experienced and highly capable executives who will contribute to Noble’s long-term success.

Consistent with this philosophy, Noble seeks to provide a total compensation package for its named executive officers that is competitive with those of the companies in the Peer Group for a given year. A substantial portion of total compensation is subject to Noble’s, individual and share price performance and is at risk of forfeiture. In designing these compensation packages, Noble’s compensation committee annually reviews each compensation component and compares its use and level to various internal and external performance standards and market reference points.

Noble’s compensation program for our Named Executive Officers consists of the following components:

•	Base pay. This fixed cash component of compensation is generally used to attract and retain executives, with target salary levels set to be competitive with Noble’s Peer Group.

•

Annual incentive compensation. This performance-based component of compensation is funded based on EBITDA performance relative to target and paid as an annual cash bonus pursuant to the Short Term Incentive Plan, or STIP. The STIP encourages and rewards achievement of annual financial, safety and operating goals, as well as achievement of company, team and individual objectives.

•	Equity awards under Noble’s LTIP. Equity awards under Noble’s long-term incentive plan currently consist of the following:

•

Performance-based awards. This component of compensation consists of performance-vested restricted stock units, or PVRSUs, based upon Noble’s cumulative total shareholder return relative to its Peer Group over a three-year period.

•

Time-vested awards. This component of compensation, consisting of time-vested restricted stock unit awards, facilitates retention, aligns executives’ interest with the interests of Noble’s shareholders and allows executives to become stakeholders in Noble.

•	Other benefits. The retirement and other benefits are described below.

Board Process and Independent Review of Compensation Program

Noble’s compensation committee is responsible for determining the compensation of Noble’s directors and executive officers and for establishing, implementing and monitoring adherence to Noble’s executive compensation philosophy. Noble’s compensation committee provides oversight on behalf of Noble’s board in reviewing and administering compensation programs, benefits, incentive and equity-based compensation plans. Noble’s compensation committee operates independently of Noble’s management and receives compensation advice and data from outside independent advisors.

Noble’s compensation committee charter authorizes the compensation committee to retain and terminate, as the committee deems necessary, independent advisors to provide advice and evaluation of the compensation of directors or executive officers, or other matters relating to compensation, benefits, incentive and equity-based compensation plans and corporate performance. Noble’s compensation committee is further authorized to approve the fees and retention terms of any independent advisor that it retains. Noble’s compensation committee engaged Mercer (US) Inc., or Mercer, an independent consulting firm, to serve as the committee’s compensation consultant.

Noble’s compensation consultant reports to and acts at the direction of the Noble’s compensation committee and is independent of management, provides comparative market data regarding executive and director compensation to assist in establishing reference points for the principal components of compensation and provides information regarding compensation trends in the general marketplace, compensation practices of the Peer Group described below, and regulatory and compliance developments. The compensation consultant regularly participates in the meetings of Noble’s compensation committee and meets privately with the committee at each committee meeting.

Peer Groups and Benchmarking

Noble competes for talent with employers across many different sectors around the world, but Noble’s primary competitive market consists of offshore drilling companies and oilfield service companies. In making compensation decisions for Noble’s named executive officers, each element of their total direct compensation is compared against published compensation data and data provided by the compensation consultant. Data from peer groups play an important role in the process used by Noble’s compensation committee to determine the design, components and award levels in its executive pay program. Noble’s compensation committee conducts a review of the compensation program on an annual basis to ensure that Noble’s compensation program works as designed and intended and in light of current market conditions. The following peer groups have been used or are currently being used by Noble for the purposes indicated below:

	Composition	Uses
2013 Peer Group

Atwood Oceanics, Inc.

Cameron International Corp*

Diamond Offshore Drilling, Inc.

Ensco plc.

FMC Technologies Inc.

Helmerich & Payne, Inc.*

National Oilwell Varco, Inc.

Oceaneering International, Inc.

Oil States International, Inc.*

Patterson-UTI Energy, Inc.*

Rowan Companies, Inc.

Superior Energy Services, Inc.*

Transocean Ltd.

Weatherford International Ltd.

*added in 2013 as described below

- Benchmark for comparing each component of compensation program in 2013 and 2014 - PVRSU performance achievement for awards made in 2013 and 2014

2012 Peer Group

Atwood Oceanics, Inc.

Baker Hughes Inc.**

Diamond Offshore Drilling, Inc.

Ensco plc.

FMC Technologies Inc.

Halliburton Company**

Nabors Industries Ltd.**

National Oilwell Varco, Inc.

Oceaneering International, Inc.

Rowan Companies, Inc.

Schlumberger Ltd.**

Seadrill Limited**

Transocean Ltd.

Weatherford International Ltd.

**removed in 2013 as described below

- Benchmark for comparing each component of compensation program in 2012 - PVRSU performance achievement for awards made prior to 2013

References to the “Peer Group” mean the 2013 Peer Group or 2012 Peer Group, as the context requires.

Noble’s compensation committee conducted an extensive review of the 2012 Peer Group and made the following changes to define the 2013 Peer Group, effective in 2013. The following companies were removed from the Peer Group: Baker Hughes Inc., Halliburton Company, Nabors Industries Ltd., Schlumberger Ltd. and Seadrill Limited. The following companies were added to the Peer Group: Cameron International Corp, Helmerich & Payne, Inc., Oil States International, Inc., Patterson-UTI Energy, Inc. and Superior Energy

Services, Inc. These changes resulted from feedback received from shareholders and a thorough review of the 2012 Peer Group, with a focus on size as measured by revenue and market capitalization, scope and type of operations, sources for executive talent, best pay practices and availability of pay data. Noble believes that the 2013 Peer Group best reflects the group of companies with which Noble most closely competes operationally and for executive talent. As of December 31, 2013, Noble ranked at the 43rd percentile and 57th percentile of the 2013 Peer Group based on revenues and market capitalization, respectively.

Noble’s compensation committee benchmarks compensation of the named executive officers to the compensation of individuals in like positions in the companies included in the Peer Group. Noble’s compensation committee does not benchmark executive compensation to specific levels or percentiles of the Peer Group, but instead endeavors to be competitive with the Peer Group with respect to the various components and the aggregate level of compensation of officers in comparable positions. Noble’s compensation committee believes that this approach gives the committee the flexibility to respond to individual circumstances and offer competitive compensation packages to Noble’s officers.

How Amounts for Compensation Components are Determined

Base Salary. Base salary levels of our Named Executive Officers were determined based on a combination of factors, including Noble’s compensation philosophy, market compensation data, competition for key executive talent, the named executive officer’s experience, leadership, prior contribution to Noble’s success, Noble’s overall annual budget for merit increases and the named executive officer’s individual performance in the prior year. Noble’s compensation committee conducts an annual review of the base salaries of named executive officers by taking into account these factors.

Short-Term Incentive Plan. The STIP gives participants, including our Named Executive Officers, the opportunity to earn annual cash bonuses in relation to specified target award levels defined as a percentage of their base salaries. Plan award sizes were developed considering market data and internal equity.

Noble’s success is tied to the achievement of key performance goals that include annual company and business unit financial and operating objectives, as well as individual and team performance. In addition, Noble’s business requires the successful ongoing planning and execution of a complex capital expansion program to meet the needs of its customers, and the successful management and execution of strategic initiatives.

The material provisions of the STIP are as follows:

Purpose	To tie annual cash bonuses directly to specific annual financial and operating goals, accomplishment of team and individual objectives, and other key accomplishments

Plan funding	The aggregate funding of the STIP is determined based on EBITDA performance relative to target.

Target awards	For our Named Executive Officers, 50 percent of base salary to 55 percent of base salary, with the latter target award set only for Noble’s CEO.

Potential range of awards	For our Named Executive Officers, zero to 110 percent of base salary for the Named Executive Officer with the highest target award and from zero to 100 percent of base salary for the named executive officer with the lowest target award.

Components	(1) Performance (EBITDA and safety results) (50%) and (2) Achievement of Goals (50%)

Performance Component. The Performance Component comprises 50% of the total target STIP award and is calculated by measuring actual performance against the performance goals set annually by the compensation committee. The weighted percentage of corporate goal achievement of 145 percent corresponds to an applicable multiplier under the STIP of 1.45, which resulted in a calculated performance bonus for the named executive officers equal to 1.45 times their target performance bonus.

While individual Performance Components are calculated based on EBITDA and safety, the overall funding of the 2013 STIP is based solely on EBITDA performance relative to target, plus up to a 20% additional amount to be determined by the Noble’s compensation committee. Based on EBITDA performance, the STIP funded at 115% of target funding. Noble’s compensation committee included a portion, but not all, of the additional amount permitted under the STIP to fund the STIP at 132% of target funding. As a result of this performance-based STIP funding mechanism, the maximum performance bonus for Noble’s named executive officers was reduced from the calculated amount of 145% of target to the funded amount of 132% of target.

The calculation of the Performance Component for corporate personnel, including the named executive officers, is set forth in the following table.

Components of Performance Bonus	How Determined	Weighting (A)	2013 Results	Adjustment Factor (B)	Component Payout (A)*(B)
EBITDA	EBITDA relative to target	0.65	Actual EBITDA of $2.007 billion was 102.3% of the EBITDA target of $1.962 billion	1.15	0.75

Safety results	Lost time incident rate (LTIR) versus International Association of Drilling Contractors (IADC) average	0.35	LTIR of 0.05 compared to IADC average of 0.17	2.00	0.70

				Goal Achievement	1.45

				Performance Component (as funded)	1.32

Achievement of Goals Component. Fifty percent (50%) of the total target STIP award is based on the achievement of specific individual, team and company goals, or Goals Component, such as Noble’s financial results, newbuild program, strategic initiatives, operational performance and safety results. For the 2013 plan year, Noble’s compensation committee approved total STIP payouts applicable to the named executive officers.

Long-Term Incentives. Noble believes it is important to reward executive officers and key employees who experienced superior performance in their current position, as well as the likelihood of high-level performance in the future, with equity compensation, in keeping with Noble’s overall compensation philosophy to align executives’ and employees’ interests with the interests of Noble’s shareholders. The amount of long-term incentive compensation is determined annually based on the analysis of competitive data. The table below sets forth the components of the 2013 and 2014 awards:

Year	PVRSUs	Time-vested RSUs
2013	50%	50%
2014	50%	50%

PVRSUs. PVRSUs vest based on the achievement of specified corporate performance criteria over a three-year performance cycle (currently cumulative total shareholder return, or TSR). The number of PVRSUs awarded to a participant equals the number of units that would vest if the maximum level of performance for a given performance cycle is achieved. The number of such units that vests is determined after the end of the applicable performance period. Any PVRSUs that do not vest are forfeited. Upon satisfaction of the performance criteria and vesting, PVRSUs convert into unrestricted shares of Noble. Holders of PVRSUs are entitled to receive dividend equivalents. The market price of Noble’s shares at the time of award, the difficulty in achieving the performance targets and the accounting valuation of the award are used to calculate the number of PVRSUs awarded.

In setting the target number of PVRSUs, Noble’s compensation committee takes into consideration market data, the award’s impact on total compensation, the performance of the executive during the last completed year, and the potential for further contributions by the executive in the future.

Noble’s compensation committee approved the target award levels in the tables below because it believes that if Noble performs at or above the 51st percentile relative to the companies in the Peer Group, compensation levels should be commensurate with this performance. If Noble performs below this level, Noble’s compensation levels should be lower than the 50th percentile. The maximum number of PVRSUs that can vest is 200% of the target award level.

To determine the number of PVRSUs that will vest, the percentile ranking of TSR for Noble’s shares is computed relative to the companies in the Peer Group at the end of the performance cycle. Then, the Peer Group percentile ranking is cross-referenced in the table below to determine the percentage of PVRSUs that will vest. The performance thresholds in the below table are applicable for the 2013-2015 performance cycle (vests in early 2016) and the 2014-2016 performance cycle (vests in early 2017).

TSR Relative to the Peer Group	Percentage of Maximum PVRSUs Vesting (1)
90%ile and greater (maximum)	100%
75%ile (above target)	75%
51%ile (target)	50%
25%ile (threshold)	25%
Below 25%ile (below threshold)	0%

(1)	Values between those listed are interpolated on a linear basis. Each percentage represents a percentage of the total number of restricted stock units awarded for the maximum level of performance for the performance cycle.

In the past three years, our Named Executive Officers have forfeited a substantial portion of performance-based restricted shares and units. The following table describes performance-vested restricted shares and units that have recently vested and been forfeited in the years below. The performance awards for these cycles were measured against the performance thresholds in place at the time the awards were granted.

Performance Cycle	Vesting Date	Performance Measure	Percent Vested	Percent Forfeited
2010-2012	February 2013	TSR relative to 2012 Peer Group (as comprised at YE 2012)	0%	100%

2011-2013	February 2014	TSR relative to 2012 Peer Group (as comprised at YE 2012)	45.34%	54.66%

Time-Vested RSUs. Time-vested RSUs vest one-third per year over three years commencing one year from the award date. Upon vesting, these units convert automatically into unrestricted shares of Noble. Holders of time-vested RSUs are entitled to receive dividend equivalents on the restricted stock units. Noble’s compensation committee believes that time-vested RSUs remain an important element of compensation as they promote retention, reward individual and team achievement and align executives with the interests of shareholders.

Stock Options. Nonqualified stock options granted prior to 2013 vest one-third per year over three years commencing one year from the grant date and expire 10 years after the grant date. All options granted have an exercise price equal to the grant date fair market value of Noble’s shares, and the number of options granted is based on the Black-Scholes option pricing model. In considering feedback from shareholders, and with a goal of balancing the need to have a performance-based program while considering the need for retention in Noble’s highly competitive sector, Noble’s compensation committee determined that an equal balance of PVRSUs and time-vested RSUs was appropriate. Beginning in 2013, stock options are no longer granted.

The total value of long-term incentive awards is developed considering Noble’s objectives for this component of total compensation relative to the pay of the companies in the Peer Group and is set to be competitive with the Peer Group. Noble’s CEO recommends for consideration and approval by Noble’s compensation committee the total value of awards for all positions other than his own. Noble’s compensation committee determines the total award value of awards for Noble’s CEO and, based in part on Noble’s CEO’s recommendations, the other positions.

Awards granted under the 1991 Plan that have not vested may be subject to accelerated vesting upon the occurrence of certain events, such as the death, Disability or Retirement of the employee or a Change in Control of Noble (as set forth, and as such terms are defined, in the 1991 Plan, the grant agreements relating to such awards or the change of control employment agreements).

Retirement and Other Benefits

Noble offers retirement programs that are intended to supplement the personal savings and social security for covered officers and other employees. The programs include the Noble Drilling Corporation 401(k) Savings Plan, the Noble Drilling Corporation 401(k) Savings Restoration Plan, the Noble Drilling Corporation Salaried Employees’ Retirement Plan, the Noble Drilling Corporation Retirement Restoration Plan, and the Noble Drilling Corporation Profit Sharing Plan. Noble believes that these retirement programs assist Noble in maintaining a competitive position in attracting and retaining officers and other employees. A description of these plans, including eligibility and limits, is set forth in the following table.

Plan	Description and Eligibility	Benefits and Vesting
401(k) Savings Plan	Qualified plan that enables qualified employees, including the named executive officers, to save for retirement through a tax-advantaged combination of employee and Company contributions.	Matched at the rate of $0.70 to $1.00 per $1.00 (up to 6% of base pay) depending on years of service. Fully vested after three years of service or upon retirement, death or disability.

401(k) Savings Restoration Plan	Unfunded, nonqualified employee benefit plans under which highly compensated employees may defer compensation in excess of 401(k) plan limits.	Matching and vesting provisions mirror 401(k) Savings Plan to the extent an employee is prohibited from participating in the 401(k) Savings Plan

Profit Sharing Plan	Qualified defined contribution plan. Available to employees hired after August 1, 2004 who do not participate in the Salaried Employees’ Retirement Plan.	Company made annual discretionary contribution of 3.0% of base pay for 2013. Fully vested after three years of service or upon retirement, death or disability.

Retirement Plan and Retirement Restoration Plan	Qualified defined benefit pension plan. Available to participants originally hired on or before July 31, 2004.	Benefits are determined by years of service and average monthly compensation. Eligible compensation in excess of IRS annual compensation limit for a given year is considered in the Retirement Restoration Plan.

For additional information regarding these plans, please see the description following the tables captioned “Nonqualified Deferred Compensation” and “Pension Benefits.”

Other Benefits. Noble provides named executive officers with perquisites and other personal benefits that Noble and its compensation committee believe are reasonable and consistent with its overall compensation program.

Noble provides healthcare, life and disability insurance, and other employee benefit programs to its employees, including its named executive officers, which Noble believes assists in maintaining a competitive position in terms of attracting and retaining officers and other employees. These employee benefit plans are provided on a non-discriminatory basis to all employees.

Expatriate Benefits for Employees in Switzerland

In connection with Noble’s change in place of incorporation from the Cayman Islands to Switzerland, certain of our Named Executive Officers received relocation benefits. These relocation benefits were benchmarked against Noble’s peers and Noble believes they are customary for expatriates in this market and appropriate and necessary to maintain Noble’s management team, including the named executive officers. Noble provided similar relocation benefits to its other expatriate employees, including non-executive employees, who relocated to Geneva. The relocation package includes: (i) a lump sum relocation allowance of one month’s base salary; (ii) temporary housing for up to six months; and (iii) standard outbound services, including “house hunting” trips and shipment of personal effects.

All of Noble’s officers located in Noble’s Geneva office receive the following expatriate benefits:

•	a housing allowance of between CHF 16,150 and CHF 19,475 per month;

•	a car allowance of CHF 1,500 per month;

•	a foreign service premium of 16 percent of base pay;

•	a resident area allowance of 10 percent of base pay;

•	reimbursement or payment of school fees for eligible dependents to age 19, or through high school equivalency; and

•	an annual home leave allowance equivalent to an advance purchase business class round-trip ticket for the employee, spouse and eligible dependents back to their point of origin.

The housing and car allowances, foreign service premium and resident area premium are provided for five years from the date of such individual’s most recent relocation. Noble also provides tax equalization for the employees, including the named executive officers, for five years so that their overall tax liability will be equal to their “stay at home” U.S. tax liability with respect to their base salary, annual bonus, foreign service premium, resident area allowance and incentive plan awards.

Share Ownership Policy

In early 2014, Noble adopted a share ownership policy that includes minimum share ownership requirements for all of its directors and officers, including the named executive officers. The share ownership policy prohibits sales of Noble shares unless such ownership requirements are satisfied. Noble’s share ownership guidelines for Noble’s executives are set forth below.

Position	Minimum Ownership (Multiple of Base Salary)
Chief Executive Officer	5.0 times
Executive Vice President and Senior Vice Presidents	4.0 times

Noble’s share ownership policy for its outside directors is six times their annual retainer, or $300,000.

Securities Trading Policy

Noble’s Policy on Trading in Company stock prohibits hedging or short sale transactions or buy or sell puts or calls involving Noble securities and prohibits purchases of Noble securities on margin.

Determination of Timing of Equity-Based Awards

Noble’s practice has been to award restricted shares or restricted stock units to new executives contemporaneously with their hire date and annually to current executives at regularly-scheduled meetings of the compensation committee following the public release of the immediately preceding quarter’s financial results and any other material nonpublic information.

Change of Control Arrangements

Noble has offered change of control employment agreements to certain of its senior executives since 1998. These agreements become effective only upon a change of control of Noble (within the meaning set forth in the agreement). If a defined change of control occurs and the employment of the named executive officer is terminated either by Noble (for reasons other than death, disability or cause) or by the officer (for good reason or upon the officer’s determination to leave without any reason during the 30-day period immediately following the first anniversary of the change of control), which requirements can be referred to as a “double trigger”, the executive officer will receive payments and benefits set forth in the agreement. Noble believes a “double trigger” requirement, rather than a “single trigger” requirement (which would be satisfied simply if a change of control of Noble occurs), increases shareholder value because it prevents an immediate unintended windfall to the named executive officers in the event of a friendly (non-hostile) change of control of Noble.

In October 2011, Noble’s board of directors approved a new form of change of control employment agreement for its executive officers. The terms of the new form of employment agreement are substantially the same as the prior agreements, except the new form only provides benefits in the event of certain terminations by Noble for reasons other than death, disability or “cause” or by the officer for “good reason” and does not provide for an Excise Tax Payment. In February 2012, the Noble’s board of directors approved further changes to the form of change of control agreement and the 1991 Plan to revise the definition of change in control such that the percentage of Noble’s shares that must be acquired by an individual, entity or group to trigger a change in control was increased from 15% to 25%.

Also in October 2011, Noble’s compensation committee approved new forms of equity award agreements for executive officers under the 1991 Plan such that the definition of change of control in these agreements would be consistent with the definition of change of control in the award agreements for all of Noble’s employees.

Impact of Accounting and Tax Treatments of Compensation

In recent years Noble’s compensation committee has increased the proportion of annual long-term incentive compensation to its named executive officers represented in the form of restricted shares or restricted stock units as compared to nonqualified stock options. This compensation committee action reflects, among other things, the changes in accounting standards modifying the accounting treatment of nonqualified stock options. Noble’s compensation committee intends to continually monitor these issues regarding tax and accounting regulations, overall effectiveness of the programs and best practices.

Noble’s compensation committee intends to retain flexibility to design compensation programs, even where compensation payable under such programs may not be fully deductible, if such programs effectively recognize a full range of criteria important to the Noble’s success and result in a gain to Noble that would outweigh the limited negative tax effect.

Conclusion

Noble believes its compensation program’s components and levels are appropriate for its industry and provide a direct link to enhancing shareholder value and advancing the core principles of Noble’s compensation philosophy and objectives to ensure Noble’s long-term success. Noble will continue to monitor current trends and issues in its industry, as well as the effectiveness of its program with respect to its named executive officers, to properly consider whether to modify its program where and when appropriate.

Our Equity Plans Following the Separation

We are currently developing the compensation policies, plans and programs for our executive officers, including our Named Executive Officers, that we will implement in connection with or following the offering. We expect such plans will include an equity incentive plan that will permit grants of share-based awards to our officers, directors and employees. We will provide information about our compensation plans and programs in this prospectus when available.

Our Executive Compensation

Our Named Executive Officers

The following tables provide information regarding the compensation awarded to or earned during the year ended December 31, 2013 by our Named Executive Officers who were employed by Noble during such period. Prior to our separation from Noble, Lee M. Ahlstrom, Andrew W. Tietz and William C. “Charlie” Yester were employees of Noble. Compensation information for these executives relates to their roles as employees of Noble. All references in the following tables to stock relate to awards of Noble shares granted by Noble. Such amounts do not necessarily reflect the compensation such persons will receive following our separation from Noble, which could be higher or lower, because historical compensation was determined by Noble and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by the compensation committee of our board of directors.

The following table sets forth the compensation awarded by Noble during the year ended December 31, 2013 to our Named Executive Officers who were Noble employees.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (1)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings (3)	All Other Compensation (4)		Total
Lee M. Ahlstrom	2013	$337,500	—	$558,392	—	$230,000	—	$448,359	(5)	$1,574,251
Senior Vice President – Investor Relations, Strategy and Planning

Andrew W. Tietz	2013	$271,917	—	$335,017	—	$195,000	—	$48,720	(6)	$850,654
Senior Vice President – Marketing and Contracts

William C. Yester	2013	$309,167	—	$446,659	—	$250,000	$(38,225)	$531,260	(7)	$1,498,861
Senior Vice President – Operations

(1)	The cash Performance Bonuses awarded under the STIP are disclosed in the Non-Equity Incentive Plan Compensation column.
(2)	Represents the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. The maximum value of the performance-based restricted stock awards, calculated as the maximum number of shares that may be issued multiplied by the market price of the shares on the grant date is as follows: Mr. Ahlstrom – $500,023; Mr. Tietz – $299,997; and Mr. Yester – $399,969.
(3)	The amounts in this column represent the aggregate change in the actuarial present value of each named executive officer’s accumulated benefit under the Noble Drilling Corporation Salaried Employees’ Retirement Plan and the Noble Drilling Corporation Retirement Restoration Plan for the year. Does not include any amounts that are above-market or preferential earnings on deferred compensation.
(4)	The amount in All Other Compensation includes foreign service employment benefits paid in connection with expatriate assignments for named executive officers to Noble’s offices in Geneva, Switzerland as follows:

Name	Year	Housing/Auto Allowance *	Foreign Service Premium	Resident Area Allowance	Reimbursement of School Fees *	Moving Expenses	Foreign Tax Payment *
Lee M. Ahlstrom	2013	$79,392	$23,211	$15,428	$6,318	$47,534	$208,733

William C. Yester	2013	$176,875	$45,333	$25,750	—	$3,582	$212,442

*	Under the tax equalization policy, the executive is responsible for funding the theoretical U.S. tax liability, which is effected through regular payroll deductions we generally refer to as “Hypothetical Tax Deductions.” Hypothetical Tax Deductions are based on an estimate of the executive’s anticipated U.S. theoretical tax liability. When an executive’s actual U.S. tax return is prepared, the corresponding tax equalization calculation reconciles the amount of Hypothetical Tax Deductions withheld during the year to the executive’s final theoretical U.S. liability. If the Hypothetical Tax Deductions are not sufficient to satisfy the tax liability, any difference is paid by the executive to Noble. Any Hypothetical Tax Deductions in excess of the actual tax liability are refunded to the executive. Foreign Tax Payments above represent actual Swiss taxes remitted, less the executive’s Hypothetical Tax Deductions.

(5)	In addition to the foreign service employment benefits described in footnote (4) above, the amount in All Other Compensation includes Noble contributions to the Noble Drilling Corporation 401(k) Savings and the Noble Drilling Corporation Retirement Restoration Plan, dividends and returns of capital paid by Noble on restricted stock units ($29,209), an annual home leave allowance, and premiums paid by Noble for life, AD&D and business travel and accident insurance and for tax preparation services.
(6)	The amount in All Other Compensation includes Noble contributions to the Noble Drilling Corporation 401(k) Savings Plan, dividends and returns of capital paid by Noble on restricted stock units ($21,607), and premiums paid by Noble for life, AD&D and business travel and accident insurance and for a country club membership.
(7)	In addition to the foreign service employment benefits described in footnote (4) above, the amount in All Other Compensation includes Noble contributions to the Noble Drilling Corporation 401(k) Savings and the Noble Drilling Corporation Retirement Restoration Plan, dividends and returns of capital paid by Noble on restricted stock units ($29,211), an annual home leave allowance, and premiums paid by Noble for life and AD&D and for tax preparation services.

The following table sets forth certain information about grants of plan-based awards made by Noble during the year ended December 31, 2013 to each of our Named Executive Officers who were Noble employees.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/Sh) (4)	Grant Date Fair Value of Stock and Option Awards (5)
		Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)
Lee M. Ahlstrom	2/1/13	$85,000	$170,000	$340,000	3,056	6,112	12,224	6,112	—	—	$558,392

Andrew W. Tietz	2/1/13	$68,250	$136,500	$273,000	1,834	3,667	7,334	3,667	—	—	$335,017

William C. Yester	2/1/13	$85,250	$170,500	$341,000	2,445	4,889	9, 778	4,889	—	—	$446,659

(1)	Represents the dollar value of the applicable range (threshold, target and maximum amounts) of Performance Bonuses awarded under the STIP. The Performance Bonus awarded to the named executive officers under the STIP is set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.
(2)	Represents performance-vested restricted stock units awarded during the year ended December 31, 2013 under the 1991 Plan.
(3)	Represents time-vested restricted stock units awarded during the year ended December 31, 2013 under the 1991 Plan.
(4)	Represents nonqualified stock options granted during the year ended December 31, 2013 under the 1991 Plan.
(5)	Represents the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718 based on the maximum future payouts under the equity incentive plan awards.

The following table sets forth certain information about outstanding equity awards at December 31, 2013 held by our Named Executive Officers that were granted by Noble.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards (1)					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)		Market Value of Shares or Units of Stock That Have Not Vested (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (4)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (3)
Lee M. Ahlstrom	1,736	3,473	(5)	$36,815	2/3/22	10,889	(7)	$408,011	13,671	(10)	$512,252
	3,018	1,510	(6)	$37.710	2/4/21
	3,655			$39.460	2/6/20
	6,893			$24.660	2/25/19
	3,600			$43.010	2/7/18
	3,814			$35.790	2/13/17

Andrew W. Tietz	1,488	2,977	(5)	$36.815	2/3/22	6,902	(8)	$258,618	10,656	(11)	$399,280
	3,018	1,510	(6)	$37.710	2/4/21

William C. Yester	1,984	3,969	(5)	$36.815	2/3/22	9,308	(9)	$348,771	14,564	(12)	$545,713
	4,327	2,164	(6)	$37.710	2/4/21
	5,239			$39.460	2/6/20
	9,879			$24.660	2/25/19
	5,371			$43.010	2/7/18
	5,720			$35.790	2/13/17
	6,906			$37.925	2/2/16
	18,000			$26.460	4/27/15
	6,232			$18.780	4/20/14

(1)	For each named executive officer, represents nonqualified stock options granted under the 1991 Plan.
(2)	Except as otherwise noted, the numbers in this column represent time-vested restricted stock units awarded under the 1991 Plan.
(3)	The market value was computed by multiplying the closing market price of the shares at December 31, 2013 ($37.47 per share) by the number of units that have not vested.
(4)	The numbers in this column represent performance-vested restricted stock units and are calculated based on the assumption that the applicable target performance goal is achieved.
(5)	One-third of the options granted are exercisable on each of February 3, 2013, February 3, 2014, and February 3, 2015.
(6)	One-third of the options granted are exercisable on each of February 4, 2012, February 4, 2013, and February 4, 2014.
(7)	Of these units, 2,037 vested on February 1, 2014, 1,268 vested on February 3, 2014, 1,061 vested on February 4, 2014, 1,180 will vest on April 29, 2014, 2,037 will vest on February 1, 2015, 1,268 will vest on February 3, 2015, and 2,038 will vest on February 1, 2016.
(8)	Of these units, 1,222 vested on February 1, 2014, 1,087 vested on February 3, 2014, 1,061 vested on February 4, 2014, 1,222 will vest on February 1, 2015, 1,087 will vest on February 3, 2015, and 1,223 will vest on February 1, 2016.
(9)	Of these units, 1,629 vested on February 1, 2014, 1,449 vested on February 3, 2014, 1,521 vested on February 4, 2014, 1,630 will vest on February 1, 2015, 1,449 will vest on February 3, 2015, and 1,630 will vest on February 1, 2016.
(10)	Includes 6,112, 3,992, and 3,567 performance-vested restricted stock units that will vest, if at all, based on the applicable target performance measures over the 2013-2015, 2012-2014, and 2011-2013 performance cycles, respectively; 3,234 performance-vested restricted stock units awarded in 2011 for the 2011-2013 performance cycle vested and remaining share units were forfeited subsequent to December 31, 2013.
(11)	Includes 3,667, 3,422, and 3,567 performance-vested restricted stock units that will vest, if at all, based on the applicable target performance measures over the 2013-2015, 2012-2014, and 2011-2013 performance cycles, respectively; 3,234 performance-vested restricted stock units awarded in 2011 for the 2011-2013 performance cycle vested and remaining stock units were forfeited subsequent to December 31, 2013.
(12)	Includes 4,889, 4,562, and 5,113 performance-vested restricted stock units that will vest, if at all, based on the applicable target performance measures over the 2013-2015, 2012-2014, and 2011-2013 performance cycles, respectively; 4,636 performance-vested restricted stock units awarded in 2011 for the 2011-2013 performance cycle vested and remaining units were forfeited subsequent to December 31, 2013.

The following table will set forth certain information about the amounts received upon the exercise of options relating to Noble shares or the vesting of Noble restricted stock units during the year ended December 31, 2013 for each of our Named Executive Officers who were Noble employees on an aggregated basis.

OPTION EXERCISES AND STOCK VESTED

	Option Awards (1)		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2)
Lee M. Ahlstrom	—	$—	4,521	$179,087

Andrew W. Tietz	—	$—	4,120	$162,546

William C. Yester	—	$—	4,421	$178,556

(1)	Represents non-qualified stock option grants and restricted share unit awards under the 1991 Plan for each named executive officer.
(2)	The value is based on the average of the high and low stock price on the vesting date multiplied by the aggregate number of units that vested on such date.

The following table sets forth certain information about retirement payments and benefits and defined benefit plans maintained by Noble Drilling Corporation, a wholly-owned subsidiary of Noble, as of December 31, 2013 for each of our Named Executive Officers who were Noble employees and participated in such plans.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit (1) (2)	Payments During Last Fiscal Year
Lee M. Ahlstrom (3)	Salaried Employees’ Retirement Plan	—	—	$—

	Retirement Restoration Plan	—	—	$—

Andrew W. Tietz (3)	Salaried Employees’ Retirement Plan	—	—	$—

	Retirement Restoration Plan	—	—	$—

William C. Yester	Salaried Employees’ Retirement Plan	32.458	$1,071,643	$—

	Retirement Restoration Plan	32.458	$1,387,083	$—

(1)	Computed as of December 31, 2013, which is the same pension plan measurement date used for financial statement reporting purposes for Noble’s audited consolidated financial statements included in Noble’s Form 10-K for the year ended December 31, 2013.
(2)	For purposes of calculating the amounts in this column, retirement age was assumed to be the normal retirement age of 65, as defined in the Noble Drilling Corporation Salaried Employees’ Retirement Plan. A description of the valuation method and all material assumptions applied in quantifying the present value of accumulated benefit is set forth in Note 13 to the Noble Corporation audited consolidated financial statements included in Noble’s Form 10-K for the year ended December 31, 2013.
(3)	Not a participant in the Noble Drilling Corporation Salaried Employees’ Retirement Plan or the Noble Drilling Corporation Retirement Restoration Plan during 2013.

Under the Noble Drilling Corporation Salaried Employees’ Retirement Plan, the normal retirement date is the date that the participant attains the age of 65. The plan covers salaried employees, but excludes certain categories of salaried employees including any employees hired after July 31, 2004. A participant’s date of hire is the date such participant first performs an hour of service for Noble or its subsidiaries, regardless of any subsequent periods of employment or periods of separation from employment with Noble or its subsidiaries.

A participant who is employed by Noble or any of its affiliated companies on or after his normal retirement date (the date that the participant attains the age of 65) is eligible for a normal retirement pension upon the earlier of his required beginning date or the date of termination of his employment for any reason other than death or transfer to the employment of another of Noble’s affiliated companies. Required beginning date is defined in the plan generally to mean the April 1 of the calendar year following the later of the calendar year in which a participant attains the age of 70 1/2 years or the calendar year in which the participant commences a period of severance, which (with certain exceptions) commences with the date a participant ceases to be employed by Noble or any of its affiliated companies for reasons of retirement, death, being discharged, or voluntarily ceasing employment, or with the first anniversary of the date of his absence for any other reason.

The normal retirement pension accrued under the plan is in the form of an annuity which provides for a payment of a level monthly retirement income to the participant for life, and in the event the participant dies prior to receiving 120 monthly payments, the same monthly amount will continue to be paid to the participant’s designated beneficiary until the total number of monthly payments equals 120. Participants may elect to receive, in lieu of one of the other optional forms of payment provided in the plan, each such option being the actuarial equivalent of the normal form. These optional forms of payment include a single lump-sum (if the present value of the participant’s vested accrued benefit under the plan does not exceed $10,000), a single life annuity, and several forms of joint and survivor elections.

The benefit under the plan is equal to:

•	one percent of the participant’s average monthly compensation multiplied times the number of years of benefit service (maximum 30 years), plus

•

six-tenths of one percent of the participant’s average monthly compensation in excess of one-twelfth of his or her average amount of earnings which may be considered wages under section 3121(a) of the U.S. Internal Revenue Code, in effect for each calendar year during the 35-year period ending with the last day of the calendar year in which a participant attains (or will attain) social security retirement age, multiplied by the number of years of benefit service (maximum 30 years).

The average monthly compensation is defined in the plan generally to mean the participant’s average monthly rate of compensation from Noble for the 60 consecutive calendar months that give the highest average monthly rate of compensation for the participant. In the plan, compensation is defined (with certain exceptions) to mean the total taxable income of a participant during a given calendar month, including basic compensation, bonuses, commissions and overtime pay, but excluding extraordinary payments and special payments (such as moving expenses, benefits provided under any employee benefit program, and stock options and stock appreciation rights). Compensation includes salary reduction contributions by the participant under any plan maintained by Noble or any of its affiliated companies. Compensation may not exceed the annual compensation limit as specified by the Internal Revenue Service for the given plan year. Any compensation in excess of this limit is taken into account in computing the benefits payable under the Noble Drilling Corporation Retirement Restoration Plan.

Early retirement can be elected at the time after which the participant has attained the age of 55 and has completed at least five years of service (or for a participant on or before January 1, 1986, when he or she has completed 20 years of covered employment). A participant will be eligible to commence early retirement benefits upon the termination of his employment with Noble or its subsidiaries prior to the date that the participant attains the age of 65 for any reason other than death or transfer to employment with another of Noble’s subsidiaries. The formula used in determining an early retirement benefit reduces the accrued monthly retirement income by multiplying the amount of the accrued monthly retirement income by a percentage applicable to the participant’s age as of the date such income commences being paid.

If a participant’s employment terminates for any reason other than retirement, death or transfer to the employment of another of Noble’s subsidiaries and the participant has completed at least five years of service, the participant is eligible for a deferred vested pension. The deferred vested pension for the participant is the monthly retirement income commencing on the first day of the month coinciding with or next following his or her normal retirement date. If the participant has attained the age of 55 and has completed at least five years of service or if the actuarial present value of the participant’s accrued benefit is more than $1,000 but less than $10,000, the participant may elect to receive a monthly retirement income that is computed in the same manner as the monthly retirement income for a participant eligible for an early retirement pension. If the participant dies before benefits are payable under the plan, the surviving spouse or, if the participant is not survived by a spouse, the beneficiary designated by the participant, is eligible to receive a monthly retirement income for life, commencing on the first day of the month next following the date of the participant’s death. The monthly income payable to the surviving spouse or the designated beneficiary shall be the monthly income for life that is the actuarial equivalent of the participant’s accrued benefit under the plan.

The Noble Drilling Corporation Retirement Restoration Plan is an unfunded, nonqualified plan that provides the benefits under the Noble Drilling Corporation Salaried Employees’ Retirement Plan’s benefit formula that cannot be provided by the Noble Drilling Corporation Salaried Employees’ Retirement Plan because of the annual compensation and annual benefit limitations applicable to the Noble Drilling Corporation Salaried Employees’ Retirement Plan under the Code. A participant’s benefit under the Noble Drilling Corporation Retirement Restoration Plan that was accrued and vested on December 31, 2004, will be paid to such participant (or, in the event of his or her death, to his designated beneficiary) at the time benefits commence being paid to or with respect to such participant under the Noble Drilling Corporation Salaried Employees’ Retirement Plan, and will be paid in a single lump sum payment, in installments over a period of up to five years, or in a form of payment provided for under the Noble Drilling Corporation Salaried Employees’ Retirement Plan (such form of distribution to be determined by the committee appointed to administer the plan). A participant’s benefit under the Noble Drilling Corporation Retirement Restoration Plan that accrued or became vested after December 31, 2004, will be paid to such participant (or in the event of his death, to his designated beneficiary) in a single lump sum payment following such participant’s separation from service with Noble and its subsidiaries.

The following table sets forth certain information as of December 31, 2013 and for the year then ended about the Noble Drilling Corporation 401(k) Savings Restoration Plan for our Named Executive Officers who were Noble employees.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY (1)	Noble Contributions in Last FY (2)	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Lee. M. Ahlstrom	$19,842	$—	$23,980	$—	$130,742

Andrew W. Tietz (3)	$—	$—	$—	$—	$—

William C. Yester	$58,583	$—	$325,994	$—	$1,587,465

(1)	The Executive Contributions reported in this column are also included in the Salary column of the Summary Compensation Table.
(2)	Noble Contributions reported in this column are also included in the All Other Compensation column of the Summary Compensation table.
(3)	Not a participant in the Noble Drilling Corporation 401(k) Savings Restoration Plan in 2013.

The Noble Drilling Corporation 401(k) Savings Restoration Plan (which applies to compensation deferred by a participant that was vested prior to January 1, 2005) and the Noble Drilling Corporation 2009 401(k) Savings Restoration Plan (which applies to employer matching contributions and to compensation that was either deferred by a participant or became vested on or after January 1, 2005) are nonqualified, unfunded employee benefit plans under which certain highly compensated employees of Noble and its subsidiaries may elect to defer compensation in excess of amounts deferrable under the Noble Drilling Corporation 401(k) Savings Plan and, subject to certain limitations specified in the plan, receive employer matching contributions in cash. The employer matching amount is determined in the same manner as are employer matching contributions under the Noble Drilling Corporation 401(k) Savings Plan.

Compensation considered for deferral under these nonqualified plans consists of cash compensation payable by an employer, defined in the plan to mean certain subsidiaries of Noble, to a participant in the plan for personal services rendered to such employer prior to reduction for any pre-tax contributions made by such employer and prior to reduction for any compensation reduction amounts elected by the participant for benefits, but excluding bonuses, allowances, commissions, deferred compensation payments and any other extraordinary compensation. For each plan year, participants are able to defer up to 19 percent of their basic compensation for the plan year, all or any portion of any bonus otherwise payable by an employer for the plan year, and for plan years commencing prior to January 1, 2009, the applicable 401(k) amount. The applicable 401(k) amount is defined to mean, for a participant for a plan year, an amount equal to the participant’s basic compensation for such plan year, multiplied by the contribution percentage that is in effect for such participant under the Noble Drilling Corporation 401(k) Savings Plan for the plan year, reduced by the lesser of (i) the applicable dollar amount set forth in Section 402(g)(1)(B) of the Code for such year or (ii) the dollar amount of any Noble Drilling Corporation 401(k) Savings Plan contribution limitation for such year imposed by the committee.

A participant’s benefit under these nonqualified plans normally will be distributed to such participant (or in the event of his or her death, to his or her designated beneficiary) in a single lump sum payment or in approximately equal annual installments over a period of five years following such participant’s separation from service with Noble and its subsidiaries. Mr. Ahlstrom and Mr. Yester are participants in the Noble Drilling Corporation 401(k) Savings Restoration Plan and in the Noble Drilling Corporation 2009 401(k) Savings Restoration Plan.

Potential Payments on Termination or Change of Control

Change of Control Employment Agreements

Noble has guaranteed the performance of a change of control employment agreement entered into by a subsidiary of Noble with each executive officer as of December 31, 2008 and December 9, 2009 (when the original agreements were amended and restated), including Messrs. Ahlstrom and Yester. These change of control employment agreements become effective upon a change of control of Noble (as described below) or a termination of employment in connection with or in anticipation of such a change of control, and remain effective for three years thereafter.

The agreement provides that if the officer’s employment is terminated within three years after a change of control or prior to but in anticipation of a change of control, either (1) by us for reasons other than death, disability or “cause” (as defined in the agreement) or (2) by the officer for “good reason” (which term includes a material diminution of responsibilities or compensation and which allows Noble a cure period following notice of the good reason) or upon the officer’s determination to leave without any reason during the 30-day period immediately following the first anniversary of the change of control of Noble, the officer will receive or be entitled to the following benefits:

•

a lump sum amount equal to the sum of (i) the prorated portion of the officer’s highest bonus paid in the last three years before such change of control (the “Highest Bonus”), (ii) an amount equal to 18 times the highest monthly COBRA premium (within the meaning of Code Section 4980B) during the 12-month period preceding the termination of the officer’s employment, and (iii) any accrued vacation pay, in each case to the extent not theretofore paid (collectively, the “Accrued Obligations”);

•

a lump sum payment equal to three times the sum of the officer’s annual base salary (based on the highest monthly salary paid in the 12 months prior to such change of control) and the officer’s Highest Bonus (the “Severance Amount”);

•

welfare benefits for an 18-month period to the officer and the officer’s family at least equal to those that would have been provided had the officer’s employment been continued. If, however, the officer becomes reemployed with another employer and is eligible to receive welfare benefits under another employer provided plan, the welfare benefits provided by Noble and its affiliates would be secondary to those provided by the new employer (“Welfare Benefit Continuation”);

•

a lump sum amount equal to the excess of (i) the actuarial equivalent of the benefit under the qualified and nonqualified defined benefit retirement plans of Noble and its affiliated companies in which the officer would have been eligible to participate had the officer’s employment continued for three years from the date of such change of control over (ii) the actuarial equivalent of the officer’s actual benefit under such plans (the “Supplemental Retirement Amount”);

•

in certain circumstances, an additional payment in an amount such that after the payment of all income and excise taxes, the officer will be in the same after-tax position as if no excise tax under Section 4999 (the so-called Parachute Payment excise tax) of the Code, if any, had been imposed (the “Excise Tax Payment”), although the Excise Tax Payment has been eliminated for all future executive officers; provided, however, that the total payment due to the officer will be reduced such that no portion of the payment would be subject to excise tax if the making of the Excise Tax Payment would not result in a better after-tax position to the officer of at least $50,000 as compared to the making of such reduction;

•	outplacement services for six months (not to exceed $50,000); and

•	the 100 percent vesting of all benefits under the 1991 Plan and any other similar plan to the extent such vesting is permitted under the Code.

A “change of control” is defined in the agreement to mean:

•

the acquisition by any individual, entity or group of 15 percent or more of Noble’s outstanding shares, but excluding any acquisition directly from Noble or by Noble, or any acquisition by any corporation under a reorganization, merger, amalgamation or consolidation if the conditions described below in the third bullet point of this definition are satisfied;

•	individuals who constitute the incumbent board of directors (as defined in the agreement) of Noble cease for any reason to constitute a majority of the board of directors;

•

consummation of a reorganization, merger, amalgamation or consolidation of Noble, unless following such a reorganization, merger, amalgamation or consolidation (i) more than 50 percent of the then outstanding shares of common stock (or equivalent security) of the company resulting from such transaction and the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors are then beneficially owned by all or substantially all of the persons who were the beneficial owners of the outstanding shares immediately prior to such transaction, (ii) no person, other than Noble or any person beneficially owning immediately prior to such transaction 15 percent or more of the outstanding shares, beneficially owns 15 percent or more of the then outstanding shares of common stock (or equivalent security) of the company resulting from such transaction or the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors, and (iii) a majority of the members of the board of directors of the company resulting from such transaction were members of the incumbent board of directors of Noble at the time of the execution of the initial agreement providing for such transaction;

•

consummation of a sale or other disposition of all or substantially all of the assets of Noble, other than to a company, for which following such sale or other disposition, (i) more than 50 percent of the then outstanding shares of common stock (or equivalent security) of such company and the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors are then beneficially owned by all or substantially all of the persons who were the beneficial owners of the outstanding shares immediately prior to such sale or other disposition of assets, (ii) no person, other than Noble or any person beneficially owning immediately prior to such transaction 15 percent or more of the outstanding shares, beneficially owns 15 percent or more of the then outstanding shares of common stock (or equivalent security) of such company or the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors, and (iii) a majority of the members of the board of directors of such company were members of the incumbent board of directors of Noble at the time of the execution of the initial agreement providing for such sale or other disposition of assets; or

•	approval by the shareholders of Noble of a complete liquidation or dissolution of Noble.

However, a “change of control” will not occur as a result of a transaction if (i) Noble becomes a direct or indirect wholly owned subsidiary of a holding company and (ii) either (A) the shareholdings for such holding company immediately following such transaction are the same as the shareholdings immediately prior to such transaction or (B) the shares of Noble’s voting securities outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the outstanding voting securities of such holding company immediately after giving effect to such transaction.

Under the agreement, “cause” means (i) the willful and continued failure by the officer to substantially perform his duties or (ii) the willful engaging by the officer in illegal conduct or gross misconduct that is materially detrimental to Noble or its affiliates.

Payments to “specified employees” under Code Section 409A may be delayed until six months after the termination of the officer’s employment.

The agreement contains a confidentiality provision obligating the officer to hold in strict confidence and not to disclose or reveal, directly or indirectly, to any person, or use for the officer’s own personal benefit or for the benefit of anyone else, any trade secrets, confidential dealings or other confidential or proprietary information belonging to or concerning Noble or any of its affiliated companies, with certain exceptions set forth expressly in the provision. Any term or condition of the agreement may be waived at any time by the party entitled to have the benefit thereof (whether the subsidiary of Noble party to the agreement or the officer) if evidenced by a writing signed by such party.

The agreement provides that payments thereunder do not reduce any amounts otherwise payable to the officer, or in any way diminish the officer’s rights as an employee, under any employee benefit plan, program or arrangement or other contract or agreement of Noble or any of its affiliated companies providing benefits to the officer.

Assuming a change of control had taken place on December 31, 2013 and the employment of the Named Executive Officer was terminated either (1) by Noble for reasons other than death, disability or cause or (2) by the officer for good reason, the following table sets forth the estimated amounts of payments and benefits under the agreement for each of the indicated Named Executive Officers.

Payment or Benefit	Lee M. Ahlstrom	Andrew W. Tietz	William C. Yester
Accrued Obligations	$264,624	$—	$273,403
Severance Amount	$1,140,000	$—	$1,120,000
Welfare Benefit Continuation	$46,365	$—	$34,652
Supplemental Retirement Amount	$—	$—	$182,793
Excise Tax Payment	$—	$—	$—
Outplacement Services (1)	$50,000	$—	$50,000
Accelerated Vesting of Options and Restricted Stock Units (2) (3)	$922,538	$659,848	$897,084

(1)	Represents an estimate of the costs to Noble of outplacement services for six months.
(2)	The total number of restricted stock units held at December 31, 2013 (the last trading day of 2013), and the aggregate value of accelerated vesting thereof at December 31, 2013 (computed by multiplying $37.47, the closing market price of the shares at December 31, 2013, by the total number of restricted stock units held), were as follows: Mr. Ahlstrom – 24,560 shares valued at $920,263; Mr. Tietz – 17,558 shares valued at $657,898; and Mr. Yester – 23,872 shares valued at $894,484. These amounts include shares that partially vested subsequent to December 31, 2013 with respect to the 2011-2013 performance cycle.
(3)	The total number of unvested options held at December 31, 2013, and the aggregate value of the accelerated vesting thereof at December 31, 2013 (computed by multiplying $37.47, the closing market price of shares at December 31, 2013, by the total number of shares subject to the options and subtracting the aggregate exercise price for the options) were as follows: Mr. Ahlstrom – 4,983 options valued at $2,275; Mr. Tietz – 4,487 options valued at $1,950; and Mr. Yester – 6,133 options valued at $2,600.

The change of control employment agreement provides that if the officer’s employment is terminated within three years after a change of control by reason of disability or death, the agreement will terminate without further obligation to the officer or the officer’s estate, other than for the payment of Accrued Obligations, the Severance Amount, the Supplemental Retirement Amount and the timely provision of the Welfare Benefit Continuation. If the officer’s employment is terminated for cause within the three years after a change of control, the agreement will terminate without further obligation to the officer other than for payment of the officer’s base salary through the date of termination, to the extent unpaid, and the timely payment when otherwise due of any compensation previously deferred by the officer. If the officer voluntarily terminates the officer’s employment within the three years after a change of control (other than during the 30-day period following the first anniversary of a change of control), excluding a termination for good reason, the agreement will terminate without further obligation to the officer other than for payment of the officer’s base salary through the date of termination, to the extent unpaid, the payment of the Accrued Obligations, and the timely payment when otherwise due of any compensation previously deferred by the officer.

In October 2011, the compensation committee of Noble approved a new form of change of control employment agreement for executive officers. The terms of the new form of employment agreement are substantially the same as the agreements described above, except the new form only provides benefits in the event of certain terminations by Noble for reasons other than death, disability or “cause” or by the officer for “good reason” and does not provide for an Excise Tax Payment. In February 2012, the form of change of control employment agreement was further amended to revise the definition of change in control such that the percentage of our outstanding registered shares or combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors that must be acquired by an individual, entity or group to trigger a change in control was increased from 15% to 25%. None of our Named Executive Officers are party to these new forms of change of control employment agreements.

The 1991 Plan

The 1991 Plan was amended in 2009, among other things, to allow for the award of restricted stock units and incorporate the definition of change of control in the change of control employment agreements to which our Named Executive Officers are party which are described above under “Change of Control Employment Agreements.” In 2010, 2011 and 2012, Noble granted nonqualified stock options and awarded time-vested and performance-vested restricted stock units under the 1991 Plan to Noble’s named executive officers.

In February 2012, the 1991 Plan was amended to revise the definition of change in control such that the percentage of Noble’s outstanding registered shares or combined voting power of Noble’s then outstanding voting securities entitled to vote generally in the election of directors that must be acquired by an individual, entity or group to trigger a change in control was increased from 15% to 25%.

Nonqualified Stock Options

Noble’s nonqualified stock option agreements provide that if a termination of employment occurs after the date upon which the option first becomes exercisable and before the date that is 10 years from the date of the option grant by reason of the officer’s death, disability or retirement, then the option, including any then unvested shares of Noble all of which shall be automatically accelerated, may be exercised at any time within five years after such termination of employment but not after the expiration of the 10-year period. If an officer terminated employment on December 31, 2013 due to disability, death or retirement, all the officer’s then outstanding nonqualified stock options granted by Noble in 2012 and 2011 would have become fully exercisable. Under the 1991 Plan, retirement means a termination of employment with Noble or an affiliate of Noble on a voluntary basis by a person if immediately prior to such termination of employment, the sum of the age of such person and the number of such person’s years of continuous service with Noble or one or more of its affiliates is equal to or greater than 60.

Assuming that the Named Executive Officer’s employment terminated on December 31, 2013 due to disability, death or retirement, the following table sets forth certain information about unexercisable options subject to accelerated vesting for the indicated Named Executive Officers.

Name	Number of Shares Underlying Unexercisable Options Subject to Acceleration of Vesting	Aggregate Value of Acceleration of Vesting
Lee M. Ahlstrom	4,983	$2,275

Andrew W. Tietz	4,487	$1,950

William C. Yester	6,133	$2,600

Restricted Stock Units

Noble granted time-vested and performance-vested restricted stock units in 2011, 2012 and 2013, some of which continue to be subject to vesting restrictions.

Assuming that either the Named Executive Officer’s employment terminated on December 31, 2013 due to disability, death or retirement or if a change of control had taken place on that date, the following table sets forth certain information about time-vested restricted stock units subject to accelerated vesting for the indicated Named Executive Officers.

Name	Number of Time-Vested Restricted Stock Units Subject to Acceleration of Vesting	Aggregate Value of Acceleration of Vesting
Lee M. Ahlstrom	10,889	$408,011

Andrew W. Tietz	6,902	$258,618

William C. Yester	9,308	$348,771

Noble’s performance-vested restricted stock unit agreements provide for the vesting of 50 percent of the awards for each of the 2011-2013, 2012-2014 and 2013-2015 cycles upon the occurrence of a change of control of Noble (whether with or without termination of employment of the officer by Noble or an affiliate). The agreements also provide for pro rata vesting upon the occurrence of the death, disability or retirement of the officer, based on months of service completed in the performance period; however, such vesting is also subject to the actual performance achieved and may not result in an award. The agreements define a change of control as set out in the 1991 Plan, provided the change of control also satisfies the requirements of Code Section 409A. Assuming that a change of control had taken place on December 31, 2013, the following table sets forth certain information about restricted stock units subject to accelerated vesting for the indicated Named Executive Officers. The amounts in the table below include the PVRSUs that were awarded with respect to the 2011-2013 cycle that partially vested subsequent to December 31, 2013.

Name	Number of Performance-Vested Restricted Stock Units Subject to Acceleration of Vesting	Aggregate Value of Acceleration of Vesting
Lee M. Ahlstrom	13,671	$512,252

Andrew W. Tietz	10,656	$399,280

William C. Yester	14,564	$545,713

Our Chief Executive Officer

Our Chief Executive Officer, Randall D. Stilley, was not employed by Noble in 2013. In connection with the commencement of his employment with Noble in February 2014, Mr. Stilley entered into a change of control employment agreement in the form approved in February 2012 as described above, was granted 96,200 Noble restricted stock units that generally vest in three equal annual installments and will receive a base salary of $800,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our shares as of             , after giving effect to the Transactions, and as adjusted to reflect the sale of the shares in this offering, for

•	each beneficial owner of more than 5% of our shares;

•	each named executive officer;

•	each of our directors and director nominees; and

•	all of our executive officers and directors as a group.

Each shareholder’s percentage ownership before this offering is based on our shares outstanding as of             , after giving effect to the Transactions. Each shareholder’s percentage ownership after this offering is based on             shares outstanding immediately after the completion of this offering, or             shares outstanding assume the underwriters exercise their option to purchase additional shares in full. Noble currently owns all of our outstanding shares and will own at least     % of our shares, after giving effect to the Transactions.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities not outstanding but included in the beneficial ownership of each such person, are deemed to be outstanding for purposes of computing the percentage of outstanding securities owned by such person, but are not deemed to be outstanding for purposes of computing the percentage owned by any other person. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Paragon Offshore Limited, Devonshire House, 1 Mayfair Place, London W1J 8AJ England.

Name	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering (No Exercise of Underwriters’ Option)		Shares Beneficially Owned After the Offering (Full Exercise of Underwriters’ Option)
	Number	Percent	Number	Percent	Number	Percent
Noble Devonshire House, 1 Mayfair Place London W1J 8AJ England		100%
Randall D. Stilley
William C. Yester	—	—
Lee M. Ahlstrom	—	—
Andrew W. Tietz	—	—
James A. MacLennan	—	—
Julie J. Robertson	—	—
William E. Turcotte	—	—
David W. Williams	—	—
Director, director nominees and executive officers as a group ( persons)	—	—

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to the consummation of this offering, our board of directors will adopt a written policy, which we refer to as the “related person transaction approval policy,” for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest. This policy was not in effect when we entered into the transactions described below. Each of the agreements between us and Noble and its subsidiaries that have been entered into prior to the completion of this offering, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of such policy.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to the chair of our Audit Committee for so long as the controlled company exception applies and our Nominating and Corporate Governance Committee thereafter. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the committee. In approving or rejecting such proposed transactions, the committee will be required to consider relevant facts and circumstances. The committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such committee member may be counted in determining the presence of a quorum at the meeting of the committee at which such transaction is considered. If we become aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the committee. The committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the committee to consummate a related person transaction, the chair of the committee may approve such transaction in accordance with the related person transaction approval policy. Any such approval must be reported to the committee at its next regularly scheduled meeting. A copy of our related person transaction approval policy will be available on our website upon completion of this offering.

Relationship with Noble

Prior to or simultaneously with the completion of this offering, we and Noble will enter into certain agreements that will effect the separation of our business from Noble and provide a framework for our ongoing relationship with Noble. The following is a summary of certain material terms of the agreements that we intend to enter into with Noble prior to the completion of this offering. Certain material terms of these agreements have not yet been determined. All of the terms of these agreements will be determined prior to the completion of this offering, and the agreements will be entered into between us and Noble prior to or simultaneously with the completion of this offering.

The agreements summarized below will be filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements.

Master Separation Agreement

We will enter into a master separation agreement prior to this offering to provide for, among other things, the transfer to us of assets and assumption by us of liabilities relating to our business and the responsibility of Noble for liabilities related to its, and in certain limited cases, our, business. In addition, we will agree in the master separation agreement that we and our affiliates will cooperate with Noble to accomplish a tax-free distribution by Noble to its shareholders of our ordinary shares following this offering. We will agree to promptly take any and all actions necessary or desirable to effect the separation. The distribution is expected to be effected through a dividend. Noble will determine, in its sole discretion, whether such distribution shall occur, the date of the distribution and the form, structure and all other terms of any dividend or other transaction to effect the distribution. A distribution may not occur at all. At any time prior to completion of the distribution, Noble, in its sole discretion, may decide to abandon the distribution, may modify or change the terms of the distribution or may accelerate or delay the timing of the distribution.

Indemnification and Release

The master separation agreement will provide for cross-indemnities that generally will place the financial responsibility on us and our subsidiaries for all liabilities associated with our current and historical businesses and operations (other than certain specified excluded liabilities), and generally will place on Noble and its subsidiaries (other than us) the financial responsibility for liabilities associated with all of Noble’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master separation agreement will also contain indemnification provisions under which we and Noble each indemnify the other with respect to breaches of the master separation agreement or any ancillary agreement.

For liabilities arising from events occurring on or before the separation of the companies at the time of this offering, the master separation agreement will contain a general release. Under this provision, we will release Noble and its subsidiaries, successors and assigns, and Noble will release us and our subsidiaries, successors and assigns, from any liabilities arising from events between us or our subsidiaries on the one hand, and Noble or its subsidiaries (other than us) on the other hand, occurring on or before the separation of the companies at the time of this offering, including in connection with the activities to implement our separation from Noble, this offering and any distribution of our shares by Noble to its shareholders. The general release does not apply to liabilities allocated between the parties under the master separation agreement, the other separation agreements or to specified ongoing contractual arrangements.

Corporate Governance

The master separation agreement will also contain several provisions regarding our corporate governance that apply for so long as Noble owns specified percentages of our shares. We intend to utilize exemptions from certain NYSE corporate governance requirements while Noble owns a majority of our outstanding voting stock. As permitted under these exemptions, we will agree that, so long as Noble owns a majority of our voting shares, Noble will have the right to:

•	designate for nomination by our board of directors, or a nominating committee of the board, a majority of the members of the board, including our chairman; and

•

designate for appointment by the board of directors at least a majority of the members of any committee of our board of directors (other than the audit committee or a special committee of independent directors).

We will also agree to use our best efforts to cause Noble’s nominees to be elected.

In addition, we will agree that for so long as Noble owns         % or more of our outstanding voting shares, we will not amend our Articles without Noble’s consent and Noble will have the right to:

•	designate for nomination by our board of directors, a number of the members of the board proportionate to its voting power;

•	designate at least one member of any committee (other than the audit committee or a special committee of independent directors); and

•	purchase additional voting shares (via a subscription right) to allow Noble to maintain its previous voting percentage in our voting shares, if we were to issue additional shares of voting shares.

We will agree that for so long as Noble owns 20% or more of our outstanding voting shares, we will not make discretionary changes to our accounting principles and practices, and we will not select a different accounting firm than Noble’s, which is currently PricewaterhouseCoopers LLP, to serve as our independent registered public accountants.

Certain of the corporate governance provisions of the master separation agreement described above could have the effect of delaying or preventing a change of control or changes in our management that a shareholder might consider favorable. Please read “Risk Factors—Risks Related to Our Separation from and Our Relationship with Noble—We will be controlled by Noble as long as it owns a majority of our outstanding voting shares, and you will be unable to affect the outcome of shareholder voting during that time.”

Expenses

The master separation agreement between us and Noble relating to the separation or this offering will provide for an allocation of out-of-pocket costs and expenses incurred in connection with the separation of our business from Noble. We will describe this arrangement in more detail when it is finalized. We will pay all underwriting discounts and commissions incurred in connection with this offering from the proceeds of this offering. Please read “Underwriting.”

Other Provisions

The master separation agreement will also contain provisions relating to, among other matters, confidentiality and the exchange of information, the use and preservation of books and records, provision of financial information and assistance with respect to financial matters, preservation of legal privileges, insurance coverages for claims occurring prior to this offering and the resolution and arbitration of disputes arising under the master separation agreement and other separation agreements.

Employee Matters Agreement

We will enter into an employee matters agreement with Noble to allocate liabilities and responsibilities relating to our employees and their participation in certain compensation and benefit plans maintained by Noble or a subsidiary of Noble.

Effective as of the closing of this offering, most of our employee benefits will be provided under compensation and benefit plans adopted by us. In general, our plans will be substantially similar to the Noble plans that covered our employees prior to the closing of this offering. Further, in some cases we will agree to assume sponsorship of certain Noble plans in which employees who are continuing to work for Noble do not participate. As to those assumed plans, we will become responsible for all benefits thereunder for active and former employees.

We will agree to apportion and divide any related Noble trusts or other financial vehicles that currently fund Noble’s plans in order to fund both the plans that we are adopting and assuming and the plans that Noble will continue to sponsor after the closing of this offering. In addition, we will agree to maintain these adopted and assumed plans, without significant modification (except as required under applicable law) until at least the close of the calendar year following the year of our separation from Noble.

If participation is not terminated earlier, our employees will generally cease participation in all Noble plans (other than plans we assume sponsorship of) as of the closing of this offering. However, in the case of the U.S. defined benefit pension plans, participation will terminate as of our separation from Noble. We have not agreed to, and do not intend to, adopt any defined benefit pension plan covering U.S. employees.

After the closing of this offering, some of our employees may continue on an interim basis to accrue benefits under the Noble short-term incentive plan. To the extent our employees accrue such benefits, we will agree with Noble to reimburse Noble in full for the amounts of such benefits that are attributable to post-closing service with us.

Generally, our employees’ prior service with Noble will be considered as service with us for purposes of our plans. However, no duplicative benefits will be provided to our employees under our plans and Noble plans.

Certain of our employees hold Noble stock options, time-vested restricted stock units or performance-vested restricted stock units under Noble’s 1991 Stock Option and Restricted Stock Plan, or 1991 Plan. Our employees generally will be considered terminated for purposes of the 1991 Plan as of our separation from Noble at the time of the Distribution. Upon such termination, our employees’ rights to exercise Noble stock options that have vested (and non-vested stock options in the case of employees who are “retirement” eligible for purposes of the 1991 Plan) will continue for up to the shorter of five years or the remaining term of the option. Non-vested stock options held by our employees who are not “retirement” eligible for purposes of the 1991 Plan will be forfeited. Time-vested restricted stock units held by our employees will be replaced with our time-vested restricted stock units of equivalent value and remaining duration. Unvested performance-vested restricted stock units held by our employees that are cancelled as a result of the separation from Noble will be replaced with a Paragon Offshore equity award of equivalent value and remaining duration.

However, in the case of our employees who are “retirement” eligible for purposes of the 1991 Plan, a portion of the outstanding Noble performance-vested restricted stock units will continue to be held by those employees and a portion will be replaced by our comparable performance-vested restricted stock units. This apportionment will be based on the performance cycle that relates to each applicable Noble performance-vested restricted stock unit award, and the ratio of the number of days that have elapsed during the award’s performance cycle prior to our separation from Noble relative to the total number of days of such performance cycle. This ratio will be applied to each applicable grant of Noble performance-vested restricted stock units to determine the portion thereof that will continue as Noble performance-vested restricted stock units. The portion thereof that does not continue as Noble performance-vested restricted stock units will be replaced by our comparable performance-vested restricted stock units of equivalent value and duration.

We will adopt a new equity incentive plan to administer replacement awards as described above and provide for the granting of new awards for periods following our separation from Noble.

With some exceptions, we will indemnify Noble for benefit plan and employment liabilities that are the subject of the employee matters agreement and that arise from any acts or omissions of our employees or agents or breach of the employee matters agreement. Noble will indemnify us for similar acts, omissions breaches of Noble and its employees or agents, as well as, for liabilities arising out of certain defects that potentially could be discovered in the future relating to the design of its compensation and benefit plans that we assumed or were used as a template for the plans we adopted.

Transition Services Agreement

Prior to the closing of this offering, we and Noble will enter into a transition services agreement in connection with the separation pursuant to which Noble will provide, on a transitional basis, certain administrative and other assistance to be determined, generally consistent with the services provided before the separation and we will provide certain transition services to Noble. The charges for the transition services generally are intended to allow the party providing the services to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges for each of the transition services generally will be based on either a pre-determined flat fee or an allocation of the cost incurred, including certain fees and expenses of third-party service providers. We will be provided with reasonable information that supports the charges for transition services we receive.

We have been preparing for the transition of the services currently provided by Noble in order to limit the scope of services to be provided under the transition services agreement. We anticipate that we will be in a position to complete the transition of any such services on or before              following the separation date.

The services provided under the transition services agreement will terminate at various times to be specified in the agreement (generally ranging from             to             after the completion of the separation). We may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Subject to certain exceptions, the liabilities of either party under the transition services agreement will generally be limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to it pursuant to the transition services agreement. The transition services agreement will also provide that the parties will not be liable to us for any special, indirect, incidental or consequential damages.

Tax Sharing Agreement

On or before the closing of the offering, we and Noble will enter into a tax sharing agreement that will govern our respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other matters regarding taxes. References in this summary description of the tax sharing agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

Under the tax sharing agreement, Noble generally will be liable for and indemnify us against all taxes attributable to the high specification drilling business and will be allocated all tax benefits attributable to such business. We generally will be liable for and indemnify Noble against all taxes attributable to the standard specification drilling business and will be allocated all tax benefits attributable to such business. Generally, we must reimburse Noble, and Noble must reimburse us, for the use by one party of tax benefits allocated to the other party.

Noble generally will be responsible for preparing and filing all tax returns that include both taxes or tax benefits allocable to Noble and taxes or tax benefits allocable to us. However, we generally will be responsible for preparing and providing to Noble pro forma portions of such tax returns that include only taxes and tax benefits allocable to us. Noble generally will be responsible for preparing and filing all tax returns that include only taxes or tax benefits allocable to Noble, and we generally will be responsible for preparing and filing all tax returns that include only taxes or tax benefits allocable to us. However, we generally will not be permitted to take a position on any such tax return that is inconsistent with our or Noble’s past practice.

The party responsible for preparing and filing a tax return will also have the authority to control all tax proceedings, including tax audits, involving any taxes or adjustment to taxes reported on such tax return, except that we will be entitled to control tax proceedings relating to tax returns prepared and filed by Noble to the extent that such taxes or adjustments are allocable exclusively to us and are separable from taxes or adjustments relating to Noble. The tax sharing agreement further provides for cooperation between us and Noble with respect to tax matters, including the exchange of information and the retention of records that may affect our respective tax liabilities.

Finally, the tax sharing agreement will require that neither we nor any of our affiliates take or fail to take (i) any action that would be inconsistent with or cause to be untrue any material, information, covenant or representation in any representation letters, tax opinions or IRS private letter ruling obtained by Noble and (ii) any action that prevents or could reasonably be expected to prevent the tax-free treatment of the Distribution or any transaction contemplated by the separation agreement to be tax-free.

Moreover, in the event that the Distribution or certain related transactions were to fail to qualify for tax-free treatment, Noble generally would be responsible for all of the tax resulting from such failure. However, we generally would be responsible for all of the tax resulting from such failure if the Distribution or certain related transactions were to fail to qualify for tax-free treatment because of certain actions or failures to act by us or any of our affiliates that occur after the effective date of the tax sharing agreement.

DESCRIPTION OF CERTAIN INDEBTEDNESS

In connection with the Transactions, we intend to enter into certain debt arrangements. As the terms of these arrangements are finalized, we will provide the required and appropriate information in subsequent amendments to this registration statement.

DESCRIPTION OF SHARE CAPITAL

General

The following information is a summary of the material terms of our shares, nominal (i.e., par) value $         per share, as specified in the form of our articles of association, or Articles. You are encouraged to read the Articles, which are included as an exhibit to this prospectus.

All of our shares will be issued fully paid and will not be subject to any further calls or assessments by us.

There are no conversion rights, redemption provisions or sinking fund provisions relating to any of our shares that will be delivered in connection with this offering. Under U.K. law, persons who are neither residents nor nationals of the U.K. may freely hold, vote and transfer our shares in the same manner and under the same terms as U.K. residents or nationals.

Share Capital

Initial Ordinary Shares and Deferred Dollar Shares

Currently, we have two ordinary shares outstanding, which were issued to a wholly-owned subsidiary of Noble in connection with the formation of the Company, with a nominal (i.e., par) value of $1.00 per share (the “subscriber shares”). In connection with the Transactions, we will undertake several transactions, following which we will have a number of shares outstanding that will ensure that Noble will own at least 80.3% of our outstanding shares upon completion of this offering.

First, we will issue              ordinary shares with a nominal value of $             to Noble in consideration for the transfer by Noble of a portion of the standard specification drilling business to us (the “Consideration Shares”). The number of Consideration Shares issued to Noble will be at least 80.3% of the total number of ordinary shares we expect to be outstanding after this offering. The Consideration Shares will be issued at a premium (i.e., for a value in excess of their aggregate nominal value), and prior to completion of this offering, we will undertake our first capital reduction to cancel this share premium and create distributable profits that we could use to pay dividends or repurchase our shares.

Second, the two subscriber shares and the portion of the Consideration Shares in excess of the amount constituting 80.3% of our outstanding shares at the completion of this offering (assuming exercise of the underwriters’ option to purchase additional shares in full) will be converted into              Deferred Dollar Shares. The Deferred Dollar Shares will not be entitled to vote or receive dividends and will not have any right to participate in any distribution upon our winding up except that, after the return of the nominal value paid up or credited as paid up on every other class of our shares (other than the Deferred Sterling Shares described below) and the distribution of $100 million to each holder thereof, each Deferred Dollar Share would be entitled to $1.00.

Following completion of this offering, we plan to seek court approval or take other requisite steps to cancel all of our outstanding Deferred Dollar Shares and the subscriber shares. Noble’s wholly-owned subsidiary, as our sole shareholder, will authorize this cancellation prior to completion of this offering.

Deferred Sterling Shares

We are currently a private limited company under U.K. law. As part of the Transactions, we will re-register as a public limited company under U.K. law. In order to be registered as a public limited company, we are required to have a minimum nominal share capital of £50,000 denominated in British pounds sterling. In order to meet this requirement, we will issue 50,000 Deferred Sterling Shares of £1 each to FDR Holdings, Ltd., a current subsidiary of Noble that will become one of our subsidiaries upon our separation from Noble. The Deferred

Sterling Shares will not be entitled to vote or receive dividends and will not have any right to participate in any distribution upon our winding up except that, after the return of the nominal value paid up or credited as paid up on every other class of our shares and the distribution of £100 million to each holder thereof, each Deferred Sterling Share would be entitled to £1. The Deferred Sterling Shares will remain outstanding after completion of this offering.

Ordinary Shares to be Issued in this Offering

In this offering, we will issue ordinary shares at a price that will exceed the nominal value of each ordinary share. This excess (which will be $             per ordinary share based on the mid point of the price range set forth on the cover page of this prospectus) will be aggregated and credited to our share premium account. Following completion of this offering, we will undertake a second capital reduction by following a court approved procedure to cancel this share premium and create distributable profits. Noble’s wholly-owned subsidiary, as our sole shareholder, will authorize this capital reduction prior to the completion of this offering.

Upon completion of this offering, the              ordinary shares held by Noble will represent             % of our ordinary shares (or             % if the underwriters’ option to purchase additional shares is exercised in full) and the shares issued to the public in this offering will represent             % of our ordinary shares (or             % if the underwriters’ option to purchase additional shares is exercised in full).

Creation of Distributable Profits

As discussed below, under U.K. law, with limited exceptions, we will only be able to declare dividends, make distributions or repurchase shares out of distributable profits.

As discussed above, we will create distributable profits through two capital reduction procedures. Prior to this offering and while we are still a private limited company, we will create distributable profits through our first capital reduction by cancelling the share premium associated with the Consideration Shares. Following this offering, we will seek to create additional distributable profits through a second capital reduction by cancelling, with the approval of the English Companies Court, the share premium associated with the shares issued in this offering. While we expect the English Companies Court to approve this proposed second capital reduction, if they do not, we will seek to create distributable profits on our statutory balance sheet through other methods to allow us to declare future dividends, make distributions or repurchase shares following the offering. These efforts may include certain customary intra-group reorganizations, which are alternatives for the creation of distributable reserves in a U.K. public limited company.

Dividends

We expect to pay regular quarterly cash dividends to our shareholders, and, as discussed above, we intend to effect capital reductions to create distributable profits from which our dividends will be paid. Please read “Dividend Policy.” Subject to the Companies Act and our Articles, we may declare a dividend to be paid to the shareholders and may fix the time for payment of such dividend. There are no fixed dates on which entitlement to dividends arises under our Articles. We may from time to time, subject to our Articles, declare and pay dividends (of any amounts and in any currency) on our issued share capital only out of our “distributable profits” on our statutory balance sheet. We are not permitted to pay dividends out of share capital, which includes share premium. Distributable profits are defined as our “accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital.” Distributable profits are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared. The “relevant accounts” (i.e., separate stand-alone statutory accounts) will typically be our most recent audited annual accounts but may, in certain circumstances, be our interim accounts. We will also not be permitted to make a distribution if, at that time, the amount of our net assets is less than the aggregate of our issued and paid-up share capital and undistributable profits or to the extent that the distribution will reduce our net assets below such amount.

In addition to cash dividends from distributable profits, our Articles permit the payment of all or any part of a final dividend (i.e., a dividend paid and calculated on the basis of end of year accounts and approved by shareholders) to be satisfied by distributing specific assets, in particular paid up shares or debentures of any other company. Our Articles also permit a scrip dividend scheme under which shareholders may be given the opportunity to elect to receive fully paid ordinary shares instead of cash, with respect to all or part of future dividends.

If a shareholder owes any money to us relating in any way to any class of our shares, our board of directors may deduct some or all of this amount from any dividend on the shareholder’s shares or from other money payable by us in respect of those shares. Amounts deducted in this way may be used to pay the amount owed to us.

Unclaimed dividends and other amounts payable by us can be invested or otherwise used by directors for our benefit until they are claimed under U.K. law. All dividends remaining unclaimed for a period of 12 years after they first became due for payment will be forfeited and cease to be owing to the shareholder.

Voting Rights

The Articles provide that at a general meeting any resolutions put to a vote must be decided on a poll. Subject to any rights or restrictions as to voting attached to any class of shares and subject to disenfranchisement (i) in the event of non-payment of any call or other sum due and payable in respect of any shares not fully paid, (ii) in the event of any non-compliance with any statutory notice requiring disclosure of an interest in shares, (iii) in relation to resolutions proposed by shareholders without complying with the Articles or (iv) where any shares are held by or on behalf of any of our subsidiaries, every shareholder who (being an individual) is present in person or (being a corporation) is present by a duly authorized corporate representative at our general meeting will have one vote for every share of which he or she is the holder, and every person present who has been appointed as a proxy shall have one vote for every share in respect of which he or she is the proxy.

In the case of joint holders, the vote of the person whose name stands first in the register of shareholders and who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of any votes tendered by any other joint holders. Unless a resolution to remove a serving member of the board of directors or to amend certain provisions in the Articles is to be adopted, the necessary quorum for a general shareholder meeting is the shareholders who together represent at least the majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy (i.e., any shares whose voting rights have been disenfranchised pursuant to the Companies Act shall be disregarded for the purposes of determining a quorum).

The Articles, however, also provide that the following matters require the presence of shareholders who together represent at least two-thirds of the voting rights of all the shareholders entitled to vote at a meeting:

(a) the adoption of a resolution to remove a serving member of the board of directors; and

(b) the adoption of a resolution to amend, vary, suspend the operation of, disapply or cancel the provisions of the Articles relating to (i) the quorum and voting requirements for general meetings of shareholders (ii) the election and removal of directors and size of the board of directors, (iii) fair price protections in relation to business combinations and (iv) transactions with interested shareholders (please read “—Anti-Takeover Provisions”).

An annual general meeting shall be called by not less than 21 clear days’ notice. For all other general meetings except general meetings properly requisitioned by shareholders, such meetings shall be called by not less than 21 clear days’ notice. The notice of meeting may also specify a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting. The number of shares then registered in their respective names shall determine the number of votes a person is entitled to cast at that meeting.

An appointment of proxy (whether in hard copy form or electronic form) must be received by Paragon Offshore not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote and at such time as may be specified by the board of directors in compliance with the provisions of the Companies Act.

Pursuant to the Companies Act, any of our shares held by or for the benefit of any of our subsidiaries will not have voting rights.

Winding Up

In the event of our voluntary winding up, the liquidator may, on obtaining any sanction required by law, divide among the shareholders the whole or any part of our assets, whether or not the assets consist of property of one kind or of different kinds.

The liquidator may also, with the same authority, transfer the whole or any part of the assets to trustees of any trusts for the benefit of the shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any asset which could subject him or her to a liability.

Preemptive Rights and New Issues of Shares

Under Section 549 of the Companies Act, directors are, with certain exceptions, unable to allot securities without being authorized either by the shareholders in a general meeting or by the Articles of a company pursuant to Section 551 of the Companies Act. In addition, under the Companies Act, the issuance of equity securities that are to be paid for wholly in cash (except shares held under an employees’ share scheme) must be offered first to the existing equity shareholders in proportion to the respective nominal (i.e., par) values of their holdings on the same or more favorable terms, unless a special resolution (i.e., 75% of votes cast) to the contrary has been passed in a general meeting of shareholders or the Articles otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which a further shareholder approval would be required to renew the exclusion). In this context, equity securities generally means shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution (and therefore includes our shares) and all rights to subscribe for or convert securities into such shares.

The Companies Act prohibits an English company from issuing shares for no consideration, including with respect to grants of restricted shares made pursuant to equity incentive plans. Accordingly, the nominal value of the shares issued upon the lapse of restrictions or the vesting of any restricted shares award or any other share-based grant underlying any of our shares must be paid pursuant to the Companies Act.

Disclosure of Interests in Shares

Section 793 of the Companies Act gives us the power to require persons whom it knows has, or whom it has reasonable cause to believe has, or within the previous three years has had, any ownership interest in any of our shares, (the “default shares”), to disclose prescribed particulars of those shares. For this purpose default shares includes any of our shares allotted or issued after the date of the Section 793 notice in respect of those shares. Failure to provide the information requested within the prescribed period after the date of sending the notice will result in sanctions being imposed against the holder of the default shares as provided within the Companies Act.

Under the Articles, we will also withdraw certain voting rights of default shares if the relevant holder of default shares has failed to provide the information requested within the prescribed period after the date of sending the notice, depending on the level of the relevant shareholding (and unless our board of directors decides otherwise).

Alteration of Share Capital/Repurchase of Shares

We may from time to time by ordinary resolution of our shareholders:

•	authorize our directors to increase our share capital by allotting new shares;

•	consolidate and divide all or any of our share capital into shares of a larger nominal amount than the existing shares; and

•	subdivide any of our shares into shares of a smaller nominal amount than our existing shares.

Subject to the Companies Act and to any preemptive rights the holders of shares may have, we may purchase any of our own shares (including any redeemable shares, if our board of directors should decide to issue any) by way of “off market purchases” with the prior approval of an ordinary shareholder resolution (i.e., passed with the majority of the votes cast). Such approval may be for a specific purchase or constitute a general authority lasting for up to five years from the date of the resolution, and renewal of such approval for additional five year terms may be sought more frequently. However, shares may only be repurchased out of distributable profits or, subject to certain exceptions, the proceeds of a fresh issue of shares made for that purpose.

Transfer of Shares

Our board of directors may only refuse to register a transfer:

(1) if the shares in question are not fully paid;

(2) if it is not duly stamped (if such a stamp is required);

(3) if it is not presented for registration together with the share certificate and such evidence of title as our board of directors reasonably requires;

(4) if it is with respect to more than one class of shares;

(5) if it is in favor of more than four persons jointly;

(6) if it is with respect to shares on which we have a lien; or

(7) in certain circumstances, if the holder has failed to provide the required particulars to us as described under “—Disclosure of Interests in Shares” above.

If our board of directors refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was lodged with us, send to the transferee notice of the refusal, together with our reasons for refusal.

General Meetings and Notices

The notice of a general meeting shall be given to the shareholders (other than any who, under the provisions of the Articles or the terms of allotment or issue of shares, are not entitled to receive notice), to our board of directors and to the auditors. Under U.K. law, we are required to hold an annual general meeting of shareholders within six months from the day following the end of our fiscal year and, subject to the foregoing, the meeting may be held at a time and place determined by our board of directors whether within or outside of the U.K.

Our Liability and Liability of Our Directors and Officers

The Articles provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders (in their capacity as such) against us or our directors.

Anti-Takeover Provisions

Certain provisions in our Articles are intended to have the effect of delaying or preventing a change in control of us or changes in our management. For example, we expect that our Articles will include provisions that establish an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors; and provide that vacancies on our board of directors may be filled only by the approval of a majority of directors then in office. U.K. law also prohibits the passing of written shareholder resolutions by public companies. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our shareholders.

U.K. Takeover Code

An English public limited company is potentially subject to the U.K. City Code on Takeovers and Mergers, or Takeover Code, if, among other factors, its place of central management and control is within the U.K., the Channel Islands or the Isle of Man. The Takeover Panel will generally look to the residency of a company’s directors to determine where it is centrally managed and controlled. We expect that the Takeover Panel will confirm, before the closing of this offering, that, based upon our current and intended plans for our directors and management, the Takeover Code (as currently drafted) will not apply to us. However, it is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to us.

Business Combinations with Interested Shareholders

The Articles provide that, in general, we may not engage in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder.

The prohibition on business combinations with interested shareholders does not apply in some cases, including if:

•

Our board of directors, prior to the time of the transaction in which the person became an interested shareholder, approves (1) the business combination or (2) the transaction in which the shareholder becomes an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

•

the board of directors and the holders of at least two-thirds of our outstanding voting shares, excluding shares owned by the interested shareholder, approve the business combination on or after the time of the transaction in which the person became an interested shareholder.

As defined in the Articles, an interested shareholder for the purposes of these provisions generally includes any person who, together with that person’s affiliates or associates, (1) owns 15% or more of our issued shares or (2) is an affiliate or associate of the company and owned 15% or more of our issued shares at any time within the previous three years.

Fair Price Provisions

The Articles also include “fair price provisions” that require the approval of at least         % of the voting shares before we may enter into certain “business combinations” with an “interested shareholder” unless:

•	the business combination is approved by a majority of the disinterested members of the board of directors; or

•

the aggregate amount of cash and the fair market value of the consideration other than cash to be received by the shareholders in the business combination meet certain specified threshold minimum standards, and certain specified events have occurred or failed to occur, as applicable.

For purposes of the fair price provisions, “business combination” is broadly defined to include mergers and consolidations of us or our subsidiaries with an interested shareholder or any other person that is or would be an interested shareholder after such transaction; a sale, exchange or mortgage of assets having a fair market value of $1 million or more to an interested shareholder or any affiliate of an interested shareholder; any merger or consolidation of any of our subsidiaries with an aggregate fair market value of $1 million or more with an interested shareholder or an affiliate of an interested shareholder; the issuance or transfer of our securities or the securities of our subsidiaries having a fair market value of $1 million or more to an interested shareholder or any affiliate of an interested shareholder; the adoption of a plan of liquidation or dissolution proposed by any interested shareholder or any affiliate of an interested shareholder; and any reclassification of securities or other transaction which has the effect, directly or indirectly, of increasing the number of shares beneficially owned by any interested shareholder or any affiliate of an interested shareholder. For purposes of the fair price provisions, “interested shareholder” is generally defined as a person who, together with any affiliates of that person, beneficially owns, directly or indirectly, 5% or more of the combined voting power of our then issued and outstanding shares.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of substantial amounts of our shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our shares prevailing from time to time. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our shares prevailing from time to time. We also cannot predict with certainty whether or when Noble will sell its remaining shares. The sale of substantial amounts of our shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our shares.

After this offering, we will have              shares outstanding assuming the exercise of the underwriters’ option to purchase additional shares in full. Of these shares,             shares, or              shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable without restriction under the Securities Act of 1933, or Securities Act, except for any shares that may be acquired by one of our affiliates, as that term is defined in Rule 144 under the Securities Act. Affiliates are individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant shareholders.

As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, the following shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.

After 90 days from the date of this prospectus.

After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

The remaining              shares will be deemed “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144 or Rule 701 of the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this offering, a person who is not one of our affiliates who has beneficially owned our shares for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months immediately preceding a proposed sale, and who has beneficially owned our shares for at least one year, would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned our shares for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•

1% of the total number of shares then outstanding, which will equal approximately              shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of the shares on the NYSE during the four calendar weeks preceding the filing with the SEC of the shareholder’s required notice of sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell our shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell those shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144 but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

Stock Plans

We intend to file a registration statement on Form S-8 to register the issuance of an aggregate of              of our shares reserved for issuance under the equity incentive plan we intend to adopt in connection with this offering. Such registration statement will become effective upon filing with the SEC. Shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, our executive officers and directors and Noble have agreed that, without the prior written consent of Barclays Capital Inc., on behalf of the underwriters, we and they will not, for a period of 180 days after the date of this prospectus, sell shares or take other related actions, subject to limited exceptions, all as described under “Underwriting—Lock-Up Agreements.” These lock-up agreements cover              shares outstanding upon completion of the offering. The release of any lock-up will be considered on a case-by-case basis.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership, and disposition of our shares as of the date hereof. This discussion generally does not address any aspects of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or listing of all of the possible tax consequences of the purchase, ownership, or disposition of our shares and does not address all tax considerations that may be relevant to you. Special rules that are not discussed in the general descriptions below may also apply to you. In particular, this discussion deals only with holders that will hold our shares as capital assets and does not address the tax treatment of special classes of holders, such as:

•

a holder of shares who actually and constructively owns 10% or more of the total combined voting power of all classes of stock entitled to vote, after taking into account any voting restrictions on treasury shares or otherwise imposed under U.K. law,

•	a bank or other financial institution,

•	a tax-exempt entity,

•	an insurance company,

•	a person holding shares as part of a “straddle,” “constructive sale,” “hedge,” “wash sale,” “integrated transaction,” or “conversion transaction,”

•	a U.S. expatriate,

•	a nonresident alien who has elected to be treated as a resident of the U.S. or is a bona fide resident of Puerto Rico, Guam, American Samoa or the Northern Mariana Islands,

•	a person who is liable for alternative minimum tax,

•	a broker-dealer or trader in securities or currencies,

•	a U.S. holder whose “functional currency” is not the U.S. dollar,

•	a regulated investment company,

•	a real estate investment trust,

•	a trader in securities who has elected the mark-to-market method of accounting for its securities,

•	a holder who received the shares through the exercise of employee stock options or otherwise as compensation or through a tax qualified retirement plan, or

•	a non-corporate holder of the shares who, because of limitations under the U.S. securities laws or other legal limitations, is not free to dispose of those shares without restriction.

This discussion is based on the laws of the U.S., including the Internal Revenue Code of 1986, as amended, or the U.S. Code, its legislative history, existing and proposed Treasury regulations promulgated thereunder, judicial decisions, published rulings, administrative pronouncements and income tax treaties to which the U.S. is a party, each as in effect on the date of this prospectus. These laws may change, possibly with retroactive effect. Except as noted below, there can be no assurance that the IRS will not disagree with or will not successfully challenge any of the conclusions reached and described in this discussion.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of the shares that for U.S. federal income tax purposes is:

•	an individual citizen or resident of the U.S.,

•	a corporation or other entity taxable as a corporation organized under the laws of the U.S. or any state thereof or the District of Columbia,

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” of the shares is a holder, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that is not a U.S. holder. For purposes of this summary, “holder” or “shareholder” means either a U.S. holder or a non-U.S. holder or both, as the context may require.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Beneficial owners of the shares that are partnerships and partners in these partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of the shares.

In the discussion that follows, except as otherwise indicated, it is assumed, as we believe to be the case, that we will not be a PFIC (as defined below). Please read “—U.S. Holders—Passive Foreign Investment Company Considerations.”

U.S. Holders

Taxation of Distributions on the Shares. The gross amount of a distribution paid with respect to the shares will be a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits (as determined for U.S. tax purposes). Such income will be included in a U.S. holder’s gross income on the day it is actually or constructively received by such U.S. holder. With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation will be subject to U.S. federal income tax at a maximum rate of 20%. As long as the shares are listed on the NYSE or certain other exchanges or we qualify for benefits under the income tax treaty between the U.S. and U.K., we will be treated as a qualified foreign corporation for this purpose. This reduced rate will not be available in all situations, and U.S. holders should consult their own tax advisors regarding the application of the relevant rules to their particular circumstances. Dividends received by a corporate shareholder will not be eligible for the dividends received deduction that generally is allowed to U.S. corporate shareholders on dividends received from a U.S. corporation.

To the extent that a distribution exceeds our current or accumulated earnings and profits (as determined for U.S. tax purposes), it will be treated as a nontaxable return of capital to the extent of the U.S. holder’s basis in the shares, and thereafter generally will be treated as a capital gain.

Subsequent Dispositions of the Shares. U.S. holders of the shares generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange, or other disposition of the shares in the same manner as on the sale, exchange, or other disposition of any other shares held as capital assets. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares exceeds one year. Under current law, long-term capital gain of non-corporate shareholders generally is subject to tax at a maximum rate of 20%. There are limitations on the deductibility of capital losses.

Passive Foreign Investment Company Considerations. The treatment of U.S. holders of the shares in some cases could be materially different from that described above if, at any relevant time, we were a passive foreign investment company, or a PFIC. For U.S. tax purposes, a foreign corporation is classified as a PFIC for any taxable year in which either (1) 75% or more of its gross income is passive income (as defined for U.S. tax purposes) or (2) the average percentage of the value of its assets that produce passive income or that are held for the production of passive income is at least 50%. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets of and to receive directly its proportionate share of the income of any other corporation of which the foreign corporation owns, directly or indirectly, at least 25% by value of the stock.

Classification of a foreign corporation as a PFIC can have various adverse consequences to shareholders of the corporation who are “United States persons,” as defined in the U.S. Code. These include taxation of gain on a sale or other disposition of the shares of the corporation at the maximum ordinary income rates and imposition of an interest charge on gain or on distributions with respect to the shares.

We believe that we should not be treated as a PFIC currently nor should we be treated as a PFIC in future years. However, the tests for determining PFIC status are applied annually, and it is difficult accurately to predict future income and assets relevant to this determination. Accordingly, we cannot assure U.S. holders that we will not become a PFIC. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, whether we are or will be a PFIC for any relevant taxable year cannot be predicted with certainty, and there can be no assurance that the IRS will not challenge our determination concerning our PFIC status.

If we should determine in the future that we are a PFIC, we will endeavor to so notify U.S. holders of the shares, although there can be no assurance that we will be able to do so in a timely and complete manner. U.S. holders of the shares should consult their own tax advisers about the PFIC rules, including the availability of certain elections.

Unearned Income Medicare Contribution Tax. An additional 3.8% Medicare tax generally will be imposed on certain net investment income of individuals (other than nonresident aliens) with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to the shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the taxable disposition of the shares) and certain other income, as reduced by any deductions properly allocable to such income or gain. If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisers regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares.

Information Reporting and Backup Withholding on Distributions and Disposition Proceeds with Respect to the Shares. Dividends on the shares paid within the U.S. or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 28% rate unless the holder is a corporation or other exempt recipient and, if requested, provides a taxpayer identification number and satisfies certain certification requirements. Information reporting requirements and backup withholding may also apply to the cash proceeds of a sale of the shares.

In addition to being subject to backup withholding, if a U.S. holder of the shares does not provide us (or our paying agent) with the holder’s correct taxpayer identification number or other required information, the holder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

Section 6038D of the U.S. Code requires certain persons who hold an interest in a “specified foreign financial asset” during any taxable year beginning after March 18, 2010, to attach to such person’s U.S. federal income tax return for such taxable year, certain information with respect to such specified foreign financial asset, including, with respect to stock, the name and address of the issuer and information necessary to identify the class or issue of which such stock is a part. Form 8938 (Statement of Specified Foreign Financial Assets) is the appropriate means to comply with Section 6038D of the U.S. Code. The shares generally will be a specified foreign financial asset unless such shares are held in an account maintained by a financial institution. Any shareholder who does not intend to hold the shares in an account maintained by a financial institution should consult his or her own tax adviser with respect to the requirement to provide such information.

U.S. holders purchasing more than $100,000 of shares in this offering generally will be required to file IRS Form 926 reporting that payment to us. For purposes of determining the total dollar value of shares purchased by a U.S. holder in this offering, shares purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. holder that fails to comply with this reporting obligation. U.S. holders are urged to consult their tax advisors as to the possible obligation to file IRS Form 926.

Non-U.S. Holders

Taxation of Distributions on the Shares. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on the shares, unless the dividends are effectively connected with the holder’s conduct of a trade or business in the U.S. and, if a tax treaty applies, the dividends are attributable to a permanent establishment or fixed place of business maintained by the holder in the U.S. or such holder is subject to backup withholding as discussed below.

Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder on dividends paid and gains recognized that are effectively connected with the holder’s conduct of a trade or business in the U.S. Effectively connected dividends received and gains recognized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments.

Subsequent Disposition of the Shares. In general, a non-U.S. holder of the shares will not be subject to U.S. federal income or withholding tax on any gain recognized on a subsequent disposition of the shares, unless, in the case of a subsequent disposition of the shares: (1) such gain is effectively connected with the conduct by the holder of a trade or business within the U.S. and, if a tax treaty applies, is attributable to a permanent establishment or fixed place of business maintained by such holder in the U.S., (2) in the case of a holder who is an individual, such holder is present in the U.S. for 183 days or more during the taxable year in which the gain is recognized and certain other conditions are met, or (3) such holder is subject to backup withholding as discussed below.

Information Reporting and Backup Withholding on Distributions and Disposition Proceeds with Respect to the Shares. In order not to be subject to backup withholding tax on distributions and disposition proceeds with respect to the shares, a non-U.S. holder may be required to provide a taxpayer identification number, certify the holder’s foreign status, or otherwise establish an exemption. Non-U.S. holders of the shares should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions, and the procedure for obtaining such an exemption, if available. Any amount withheld from a payment to a non-U.S. holder under the backup withholding rules may be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Barclays Capital Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as the representatives of the underwriters and are the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC

Total

The underwriting agreement will provide that the underwriters’ obligation to purchase shares depends on the satisfaction of the conditions contained in the underwriting agreement including, among others:

•	the obligation to purchase all of the shares offered hereby (other than those shares covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $         (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this section.

Lock-Up Agreements

We, our directors and executive officers and Noble have agreed that, subject to certain exceptions contained in the underwriting agreement, without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares (including, without limitation, shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares or securities convertible, exercisable or exchangeable into shares or any of our other securities or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc.

Barclays Capital Inc., in its sole discretion, may release the shares and other securities subject to the lock-up agreements described above in whole or in part at any time. In considering whether to release any shares, Barclays Capital Inc. would consider the particular circumstances surrounding the request, including the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our shares and whether the holder of our shares requesting the release is an officer, director or other affiliate of our company.

Offering Price Determination

Prior to this offering, there has been no public market for our shares. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our shares, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of the shares. As a result, the price of the shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or Relevant Implementation Date, no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus or offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant member State) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order, or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571,

Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Listing

We intend to apply to list our shares for trading on the NYSE under the symbol “PGN.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Please read “Risk Factors—Risks Related to This Offering and Ownership of Our Shares—Transfers of our shares may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in our shares.”

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investments, hedging, market-making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In the ordinary course of business of their various business activities, the underwriters and their respective affiliates, officers, directors or employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, the Company and its affiliates have in the past entered, and may in the future enter, into certain financial and other arrangements with certain of the underwriters and their respective affiliates, pursuant to which the Company and its affiliates have received, and may in the future receive, certain fees, commissions and other payments in the performance of its ordinary course services. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research view in respect of such assets, securities or instruments and may at any time recommend to clients that they should acquire long or short positions in such assets, securities and instruments.

LEGAL MATTERS

We have been represented in this offering by Baker Botts L.L.P., Houston, Texas. The validity of the shares offered hereby has been passed upon for us by Travers Smith LLP, London, England. The underwriters have been represented by Simpson Thacher & Bartlett LLP, New York, New York, and Clifford Chance LLP, London, England.

EXPERTS

The combined financial statements of our Predecessor as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Paragon Offshore Limited at December 31, 2013 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC relating to this offering. This prospectus is a part of and does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our shares, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy all materials that we file with the SEC, including the Registration Statement and its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1 of which this prospectus is a part.

In addition, we will file periodic reports and other information with the SEC. You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

Paragon Offshore Limited

Devonshire House, 1 Mayfair Place

London W1J 8AJ

England

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Noble Standard-Spec Business:

In our opinion, the accompanying combined balance sheets and the related combined statements of income, of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Noble Standard-Spec Business at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 7, 2014

NOBLE STANDARD-SPEC BUSINESS

COMBINED BALANCE SHEETS

(In thousands)

	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$36,581	$70,538
Accounts receivable	356,241	321,659
Prepaid and other current assets	51,182	73,363

Total current assets	444,004	465,560

Property and equipment, at cost	6,067,066	5,861,921
Accumulated depreciation	(2,607,382)	(2,310,108)

Property and equipment, net	3,459,684	3,551,813

Other assets	79,111	100,699

Total assets	$3,982,799	$4,118,072

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$124,442	$128,420
Accrued payroll and related costs	60,738	58,258
Other current liabilities	41,374	25,066

Total current liabilities	226,554	211,744

Long-term debt	1,561,141	339,809
Deferred income taxes	101,703	96,834
Other liabilities	88,068	104,453

Total liabilities	1,977,466	752,840

Commitments and contingencies

Equity
Net parent investment	2,005,339	3,365,417
Accumulated other comprehensive loss	(6)	(185)

Total equity	2,005,333	3,365,232

Total liabilities and equity	$3,982,799	$4,118,072

See accompanying notes to the combined financial statements.

NOBLE STANDARD-SPEC BUSINESS

COMBINED STATEMENTS OF INCOME

(In thousands)

	Year Ended December 31,
	2013	2012	2011
Operating revenues
Contract drilling services	$1,807,952	$1,448,569	$1,291,276
Reimbursables	49,810	56,444	41,515
Labor contract drilling services	35,146	36,591	37,269
Other	94	253	497

	1,893,002	1,541,857	1,370,557

Operating costs and expenses
Contract drilling services	914,702	874,805	776,662
Reimbursables	38,341	44,535	30,476
Labor contract drilling services	24,333	22,006	24,801
Depreciation and amortization	413,305	367,837	348,834
General and administrative	64,907	60,831	59,964
Loss on impairment	43,688	—	12,719
Gain on disposal of assets, net	(35,646)	—	—
Gain on contract settlements/extinguishments, net	(24,373)	(4,869)	(19,846)

	1,439,257	1,365,145	1,233,610

Operating income	453,745	176,712	136,947

Other income (expense)
Interest expense, net of amount capitalized	(5,938)	(3,746)	(1,986)
Interest income and other, net	(1,897)	1,959	(59)

Income before income taxes	445,910	174,925	134,902
Income tax provision	(85,605)	(48,688)	(30,079)

Net income	$360,305	$126,237	$104,823

See accompanying notes to the combined financial statements.

NOBLE STANDARD-SPEC BUSINESS

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,
	2013	2012	2011
Net income	$360,305	$126,237	$104,823
Other comprehensive income (loss)
Foreign currency translation adjustments	179	1,743	(1,821)

Total comprehensive income	$360,484	$127,980	$103,002

See accompanying notes to the combined financial statements.

NOBLE STANDARD-SPEC BUSINESS

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2013	2012	2011
Cash flows from operating activities
Net income	$360,305	$126,237	$104,823
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	413,305	367,837	348,834
Loss on impairment	43,688	—	12,719
Gain on disposal of assets, net	(35,646)
Gain on contract extinguishments, net	—	—	(19,846)
Deferred income taxes	4,869	(14,141)	(26,915)
Capital contribution by parent—share-based compensation	21,114	18,565	17,897
Net change in other assets and liabilities	14,840	(93,014)	28,588

Net cash from operating activities	822,475	405,484	466,100

Cash flows from investing activities
Capital expenditures	(366,361)	(532,404)	(518,455)
Change in accrued capital expenditures	(12,365)	(8,463)	6,558
Refund from contract extinguishments	—	—	18,642
Proceeds from disposal of assets	61,000	—	—

Net cash used in investing activities	(317,726)	(540,867)	(493,255)

Cash flows from financing activities
Net change in borrowings outstanding on bank credit facilities	1,221,332	(635,192)	935,000
Financing costs on credit facilities	(2,484)	(5,221)	(2,974)
Net transfers from (to) parent	(1,757,554)	770,567	(905,996)

Net cash (to) from financing activities	(538,706)	130,154	26,030

Net change in cash and cash equivalents	(33,957)	(5,229)	(1,125)
Cash and cash equivalents, beginning of period	70,538	75,767	76,892

Cash and cash equivalents, end of period	$36,581	$70,538	$75,767

Supplemental information for non-cash activities
Transfer from (to) parent of property and equipment	$16,057	$5,310	$(20,823)
Transfer from parent of other assets	—	987	—

	$16,057	$6,297	$(20,823)

See accompanying notes to the combined financial statements.

NOBLE STANDARD-SPEC BUSINESS

COMBINED STATEMENTS OF CHANGES IN EQUITY

(In thousands)

	Net Parent Investment	Accumulated Other Comprehensive (Loss) Gain	Total Equity
Balance at January 1, 2011	$3,247,850	$(107)	$3,247,743
Net income	104,823	—	104,823
Net transfers to parent	(908,922)	—	(908,922)
Foreign currency translation adjustments	—	(1,821)	(1,821)

Balance at December 31, 2011	2,443,751	(1,928)	2,441,823
Net income	126,237	—	126,237
Net transfers from parent	795,429	—	795,429
Foreign currency translation adjustments	—	1,743	1,743

Balance at December 31, 2012	3,365,417	(185)	3,365,232
Net income	360,305	—	360,305
Net transfers to parent	(1,720,383)	—	(1,720,383)
Foreign currency translation adjustments	—	179	179

Balance at December 31, 2013	$2,005,339	$(6)	$2,005,333

See accompanying notes to the combined financial statements.

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

Note 1—Organization and Significant Accounting Policies

Organization and Business

Noble Standard-Spec Business (sometimes referred to as the “Company”, “we”, or “Predecessor”) comprises the standard specification drilling fleet and related operations of Noble Corporation plc (“Noble” or “Parent”). We are an offshore drilling contractor for the oil and gas industry with global operations. In addition, we conduct contract labor services in Canada.

Noble’s fleet includes two types of drilling units: standard-specification (“standard-spec”) and high-specification (“high-spec”) drilling units. Factors in determining classification between the two include, but are not limited to, the following: age, technological capabilities, size, water depth and load capacities.

The accompanying financial statements have been prepared in anticipation of Noble’s plan to separate certain of our assets and entities into an independent, publicly-traded company, Paragon Offshore Limited (“Paragon Offshore” or “Successor”). Our fleet currently includes 45 mobile offshore drilling units, which consist of four semisubmersibles, five drillships, 36 jackups, and one floating production storage and offloading unit (“FPSO”), as well as the Hibernia platform operations. In July 2013, Noble sold the Noble Lewis Dugger, a standard specification jackup to an unrelated third party, and in January 2014, Noble sold two cold stacked submersibles, the Noble Joe Alford and the Noble Lester Pettus, to an unrelated third party. The historical results for these rigs are included in our historical results, but these rigs are not included in the current fleet count.

Noble intends to transfer Predecessor assets, excluding two jackups and one semisubmersible currently owned by Noble to Paragon Offshore. Noble plans to separate Paragon Offshore through the distribution of Paragon Offshore shares to Noble shareholders in a spin-off (the “Distribution”). Subject to business, market, regulatory and other considerations, the Distribution may be preceded by an initial public offering of up to 19.7 percent of the shares of the newly-formed entity.

Basis of Presentation

These combined financial statements have been prepared on a stand-alone basis and are derived from Noble’s consolidated financial statements and accounting records. The combined financial statements reflect the Company’s financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States (“GAAP”). The combined financial position, results of operations and cash flows of the Company may not be indicative of the Company had it been a separate stand-alone entity during the periods presented, nor are the results stated herein indicative of what the Company’s financial position, results of operations and cash flows may be in the future.

These combined financial statements include assets and liabilities that are specifically identifiable or have been allocated to the Company. Costs directly related to the Company have been included in the accompanying financial statements. The Company receives service and support functions from Noble. The costs associated with these support functions have been allocated relative to Noble in its entirety, which is considered to be the most meaningful under the circumstances. The costs were allocated to us using various allocation inputs, such as head count, services rendered, and assets assigned to us. These allocated costs are primarily related to corporate administrative expenses, employee related costs, including pensions and other benefits, and corporate and shared employees for the following functional groups:

•	information technology,

•	legal services,

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

•	accounting,

•	finance services,

•	human resources,

•	marketing and product support,

•	treasury, and

•	other corporate and infrastructural services.

We consider the expense allocation methodology and results to be reasonable for all periods presented. These allocations may not be indicative of the actual expenses the Company may have incurred as a separate independent public company during the periods presented nor are these costs indicative of what the Company will incur in the future. See Note 13, “Related Parties (Including Relationship with Parent and Corporate Allocations),” for a further description of allocation of expenses.

Noble maintains benefit and stock-based compensation programs at the corporate level. To the extent that Company employees participate in these programs, we were allocated a portion of the associated expenses. However, the Combined Balance Sheets do not include any Noble net benefit plan obligations or Noble outstanding equity related to the stock-based compensation programs. See Note 4, “Stock-Based Compensation Plans,” and Note 13, “Related Parties (Including Relationship with Parent and Corporate Allocations),” for a further description of these stock-based compensation and other benefit programs.

Historically, Noble has provided us with financing, cash management and other treasury services. Cash transferred to and from Noble has historically been recorded as intercompany payables and receivables which are reflected in net parent investment in the accompanying combined financial statements.

All significant transactions between Noble and the Company have been included in these combined financial statements. Transactions with Noble are reflected in the accompanying Combined Statements of Changes in Equity as “Net transfers from (to) Parent” and in the accompanying Combined Balance Sheets within “Net parent investment”. The “Net parent investment” equity balance represents Noble’s historical investment in the Company and the net effect of transactions with and allocations from Noble as of the date presented.

Noble expects to repay certain outstanding indebtedness with payments received from the Company. The Company is expected to fund such payments to Noble with proceeds from borrowings and, if Noble proceeds with the initial public offering of the Company’s shares, its initial public offering. Accordingly, this indebtedness is included in these combined financial statements. See Note 3, “Debt,” for a further description of long-term debt.

Principles of Combination

The combined financial statements include our net assets and results of our operations as described above. All significant intercompany transactions and accounts within our combined businesses have been eliminated.

Foreign Currency Translation

We define foreign currency as any non-U.S. denominated currency. In non-U.S. locations where the U.S. Dollar has been designated as the functional currency (based on an assessment of the economic circumstances of the foreign operation), local currency transaction gains and losses are included in net income. In non-U.S. locations where the local currency is the functional currency, assets and liabilities are translated at the

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

rates of exchange on the balance sheet date, while income and expense items are translated at average rates of exchange during the year. The resulting gains or losses arising from the translation of accounts from the functional currency to the U.S. Dollar are included in “Accumulated other comprehensive loss” in the accompanying Combined Balance Sheets. We did not recognize any material gains or losses on foreign currency transactions or translations during the years ended December 31, 2013, 2012 or 2011.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and all highly liquid investments with original maturities of three months or less. Our cash, cash equivalents and short-term investments are subject to potential credit risk, and certain of our cash accounts carry balances greater than federally insured limits. Cash and cash equivalents are primarily held by major banks or investment firms. Our cash management and investment policies restrict investments to lower risk, highly liquid securities and we perform periodic evaluations of the relative credit standing of the financial institutions with which we conduct business.

Fair Value Measurements

We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Our valuation techniques require inputs that we categorize using a three-level hierarchy, from highest to lowest level of observable inputs, as follows: (1) unadjusted quoted prices for identical assets or liabilities in active markets (“Level 1”), (2) direct or indirect observable inputs, including quoted prices or other market data, for similar assets or liabilities in active markets or identical assets or liabilities in less active markets (“Level 2”) and (3) unobservable inputs that require significant judgment for which there is little or no market data (“Level 3”). When multiple input levels are required for a valuation, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Our cash and cash equivalents, accounts receivable and accounts payable are by their nature short-term. As a result, the carrying values included in the accompanying Combined Balance Sheets approximate fair value.

Property and Equipment, at Cost

Property and equipment is stated at cost, reduced by provisions to recognize economic impairment in value whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. Major replacements and improvements are capitalized. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the gain or loss is recognized. Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of our drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to twenty-five years. Included in accounts payable were $28.8 million and $41.3 million of capital accruals as of December 31, 2013 and 2012, respectively.

Scheduled maintenance of equipment is performed based on the number of hours operated in accordance with our preventative maintenance program. Routine repair and maintenance costs are charged to expense as incurred; however, the costs of overhauls and asset replacement projects that benefit future periods and which typically occur every three to five years are capitalized when incurred and depreciated over an equivalent period. These overhauls and asset replacement projects are included in Note 2, “Drilling Equipment and Facilities.”

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

We evaluate the impairment of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, on an annual basis, we complete an impairment analysis on our rig fleet. An impairment loss on our property and equipment exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the asset’s carrying value over the estimated fair value. As part of this analysis, we make assumptions and estimates regarding future market conditions. To the extent actual results do not meet our estimated assumptions for a given rig class, we may take an impairment loss in the future.

Deferred Costs

Deferred debt issuance costs are amortized through interest expense over the life of the debt securities.

Revenue Recognition

Revenues generated from our dayrate-basis drilling contracts and labor contracts are recognized as services are performed and begin upon the contract commencement, as defined under the specified drilling or labor contract. Revenues from bonuses are recognized when earned.

It is typical, in our dayrate drilling contracts, to receive compensation for mobilization, equipment modification, or other activities prior to the commencement of the contract. These payments take either the form of a lump-sum payment or other daily compensation. We defer pre-contract compensation and related costs over the term of the initial contract period to which the compensation and costs relate. Upon completion of our drilling contracts, any demobilization revenues received are recognized as income, as are any related expenses.

Deferred revenues under drilling contracts totaled $21.9 million and $25.0 million at December 31, 2013 and 2012, respectively. Such amounts are included in either “Other current liabilities” or “Other liabilities” in our Combined Balance Sheets, based upon our expected time of recognition. Related expenses deferred under drilling contracts totaled $23.7 million at December 31, 2013 as compared to $38.0 million at December 31, 2012, and are included in either “Other current assets” or “Other assets” in our Combined Balance Sheets based upon our expected time of recognition.

We record reimbursements from customers for “out-of-pocket” expenses as revenues and the related direct cost as operating expenses.

Income Taxes

Income taxes are prepared on a separate return basis as if we had been a standalone company. As a result, actual tax transactions that would not have occurred had we been a separate entity have been eliminated in the preparation of these Combined Financial Statements.

Income taxes are based on the laws and rates in effect in the countries in which operations are conducted or in which we or our subsidiaries are considered resident for income tax purposes. Applicable income and withholding taxes have not been provided on undistributed earnings of our subsidiaries. We do not intend to repatriate such undistributed earnings except for distributions upon which incremental income and withholding taxes would not be material. In certain circumstances, we expect that, due to changing demands of the offshore drilling markets and the ability to redeploy our offshore drilling units, certain units will not reside in a location long enough to give rise to future tax consequences. As a result, no deferred tax asset or liability has been

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

recognized in these circumstances. Should our expectations change regarding the length of time an offshore drilling unit will be used in a given location, we will adjust deferred taxes accordingly.

We operate through various subsidiaries in numerous countries throughout the world including the United States. Consequently, we are subject to changes in tax laws, treaties or regulations or the interpretation or enforcement thereof in the U.S. or other jurisdictions in which we or any of our subsidiaries operate or are resident. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. If the U.S. Internal Revenue Service (“IRS”) or other taxing authorities do not agree with our assessment of the effects of such laws, treaties and regulations, this could have a material adverse effect on us including the imposition of a higher effective tax rate on our worldwide earnings or a reclassification of the tax impact of our significant corporate restructuring transactions.

Income taxes include results of the operations of the standard specification drilling units. In instances where the operations of standard specification drilling units were included in the filing of a consolidated or combined return with high-spec units, an allocation of income taxes has been made.

Certain Significant Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our combined financial statements.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02, which amends FASB Accounting Standards Codification (“ASC”) Topic 220, “Comprehensive Income.” This amended guidance requires additional information about reclassification adjustments out of comprehensive income, including changes in comprehensive income balances by component and significant items reclassified out of comprehensive income. This guidance is effective for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on our financial condition, results of operations, cash flows or financial disclosures.

In March 2013, the FASB issued ASU No. 2013-05, which amends ASC Topic 830, “Foreign Currency Matters.” This ASU provides guidance on foreign currency translation adjustments when a parent entity ceases to have a controlling interest on a previously consolidated subsidiary or group of assets. The guidance is effective for fiscal years beginning on or after December 15, 2013. We are still evaluating what impact, if any, the adoption of this guidance will have on our financial condition, results of operations, cash flows or financial disclosures.

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

In July 2013, the FASB issued ASU No. 2013-11, which amends ASC Topic 740, “Taxes.” This ASU provides guidance on the presentation of tax benefits when a net operating loss carryforward or other tax credit carryforward exists. The guidance is effective for fiscal years beginning on or after December 15, 2013. We are still evaluating what impact, if any, the adoption of this guidance will have on our financial condition, results of operations, cash flows or financial disclosures.

Note 2—Property and Equipment

Property and equipment, at cost, as of December 31, 2013 and 2012, consisted of the following:

	2013	2012
Drilling equipment and facilities	$5,948,396	$5,186,142
Construction-in-progress	117,246	674,333
Other	1,424	1,446

Property and equipment, at cost	$6,067,066	$5,861,921

Capital expenditures, including capitalized interest, totaled $366.4 million, $532.4 million, and $518.5 million for the years ended December 31, 2013, 2012, and 2011 respectively. Capitalized interest related to Noble debt has been included within property and equipment.

Interest capitalized related to Noble’s revolving credit facilities and commercial paper program (see Note 3, “Debt”) included in these combined financial statements was $5.9 million, $4.0 million, and $2.9 million for the years ended December 31, 2013, 2012, and 2011, respectively.

Note 3—Debt

Long-term debt consists of the following:

	December 31, 2013	December 31, 2012
Noble Credit Facilities / Commercial Paper Program	$1,561,141	$339,809

Noble currently has three separate credit facilities with an aggregate maximum available capacity of $2.9 billion (together, the “Credit Facilities”). During 2013, Noble undertook a series of transactions related to its Credit Facilities, which are summarized by the following:

•	in August 2013, Noble entered into a $600 million 364-day unsecured revolving credit agreement;

•

in November 2013, Noble increased its commercial paper program by $900 million. As a result, Noble is able to issue up to an aggregate of $2.7 billion in unsecured commercial paper notes. Amounts issued under the commercial paper program are supported by Noble’s Credit Facilities and, therefore, are classified as long-term on our Combined Balance Sheets. Commercial paper issued reduces availability under Noble’s Credit Facilities; and

•

in December 2013, Noble extended the maturity date of the $800 million credit facility maturing in 2015 for a one-year period to February 11, 2016. During the extended period, availability under this credit facility will be reduced by $36 million.

In addition to the above transactions, Noble continues to maintain a $1.5 billion credit facility that matures in 2017.

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

The Credit Facilities provide Noble with the ability to issue up to $375 million in letters of credit in the aggregate. The issuance of letters of credit does not increase Noble’s borrowings outstanding under the Credit Facilities, but it does reduce the amount available. At December 31, 2013, Noble had no letters of credit issued under the Credit Facilities.

The covenants and events of default under the Credit Facilities are substantially similar, and each facility contains a covenant that limits Noble’s ratio of debt to total tangible capitalization, as defined in the Credit Facilities, to 0.60. At December 31, 2013, Noble’s ratio of debt to total tangible capitalization was approximately 0.38. Noble was in compliance with all covenants under the Credit Facilities as of December 31, 2013.

Note 4—Stock-Based Compensation Plans

Noble provides a stock-based compensation plan that is granted and settled in stock of Noble. Certain Company employees participate in Noble’s company-wide stock-based compensation plan. The plan permits the granting of various types of awards including stock options and restricted stock units.

We are charged by Noble for stock-based compensation expense related to our rig-based employees. Noble also charges us for the allocated costs of certain non-rig-based employees of Noble (including stock-based compensation) who provide general and administrative services on our behalf. However, information included in this note is strictly limited to stock-based compensation associated with the rig-based employees (see Note 13, “Related Parties (Including Relationship with Parent and Corporate Allocations)” for total costs allocated to us by Noble).

Total stock-based compensation expense for our rig-based employees included in contract drilling expense for the years ended December 31, 2013, 2012 and 2011 was $5.0 million, $4.3 million and $4.1 million, respectively.

Noble awarded time-vested restricted stock units to our rig-based employees. The time-vested restricted stock awards generally vest over a three-year period. The time-vested restricted stock is valued on the date of award at Noble’s underlying stock price. The total compensation for stock units that ultimately vest is recognized over the service period.

A summary of the restricted unit awards for each of the three years ended December 31 is as follows:

Time-vested restricted units:	2013	2012	2011
Units awarded (maximum available)	148,622	161,551	119,696
Weighted-average unit price at award date	$41.42	$36.90	$37.60
Weighted-average vesting period (years)	3.0	3.0	3.0

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

A summary of the status of non-vested restricted units at December 31, 2013 and changes during the year ended December 31, 2013 is presented below:

	Time-Vested Restricted Shares Outstanding	Weighted Average Award-Date Fair Value
Non-vested restricted units at January 1, 2013	235,842	$37.43
Awarded	148,622	$41.42
Vested	(107,377)	$37.64
Forfeited	(19,841)	$39.28

Non-vested restricted units at December 31, 2013	257,246	$39.50

No options were granted during the three years ended December 31, 2013.

Note 5—Loss on Impairment

During 2013, we determined that our FPSO, the Noble Seillean, was partially impaired as a result of our annual impairment test and the current market outlook for this unit. We estimated the fair value of this unit by considering both income and market-based valuation approaches utilizing statistics for comparable rigs (Level 2 fair value measurement). Based on these estimates, we recognized a charge of $40.1 million for the year ended December 31, 2013.

In 2011, we determined that our submersible rig fleet, consisting of two cold stacked rigs, was partially impaired due to the declining market outlook for drilling services for that rig type. We estimated the fair value of the rigs based on the salvage value of the rigs and a recent transaction involving a similar unit owned by a peer company (Level 2 fair value measurement). Based on these estimates, we recognized a charge of approximately $12.7 million for the year ended December 31, 2011. During 2013, we recorded an additional impairment charge of approximately $3.6 million on these rigs arising from the potential disposition of these assets to an unrelated third party. In January 2014, we completed the sale of the submersibles for $7.0 million.

Note 6—Gain on Disposal of Assets, Net

During the third quarter of 2013, we completed the sale of the Noble Lewis Dugger for $61.0 million to an unrelated third party in Mexico. In connection with the sale, we recorded a pre-tax gain of approximately $35.6 million.

Note 7—Gain on Contract Settlements/Extinguishments, Net

During the third quarter of 2013, Noble received $45.0 million related to the settlement of all claims against the former investors of FDR Holdings, Ltd., which Noble acquired in July 2010, relating to alleged breaches of various representations and warranties contained in the purchase agreement. A portion of the settlement related to standard-specification rigs. This portion, totaling $22.6 million, was pushed down to us, through an allocation, using the acquired rig values of the purchased rigs.

During the fourth quarter of 2012, we received a deposit of $1.8 million related to the potential sale of one of our drilling units to an unrelated third party. During the first quarter of 2013 negotiations led to the sale not being completed and the deposit was recognized as a gain.

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

During the second quarter of 2012, we received $4.9 million from the settlement of a claim relating to the Noble David Tinsley, which experienced a “punch-through” while being positioned on location in 2009.

In January 2011, we announced the signing of a Memorandum of Understanding (“MOU”) with Petróleo Brasileiro, S.A. (“Petrobras”) regarding operations in Brazil. Under the terms of the MOU, we agreed to substitute the Noble Phoenix, then under contract with Shell in Southeast Asia, for the Noble Muravlenko. In connection with the cancellation of the contract on the Noble Phoenix, we recognized a non-cash gain of $52.5 million during the first quarter of 2011, which represented the unamortized fair value of the in-place contract at acquisition. As a result of the substitution, we reached a decision not to proceed with the previously announced reliability upgrade to the Noble Muravlenko that was scheduled to take place in 2013, and therefore, incurred a non-cash charge of $32.6 million related to the termination of outstanding shipyard contracts. The substitution was completed during the fourth quarter of 2012.

Note 8—Income Taxes

We operate through various subsidiaries in numerous countries throughout the world, including the United States. Consequently, income taxes have been provided based on the laws and rates in effect in the countries in which operations are conducted, or in which we or our subsidiaries are considered resident for income tax purposes.

The components of the net deferred taxes are as follows:

	2013	2012
Deferred tax assets
Non-U.S. deferred tax assets (net operating loss carry forwards)	$43,409	$47,181
Less: Valuation Allowance	(8,672)	—

Net deferred tax assets	$34,737	$47,181

Deferred tax liabilities
United States
Excess of net book basis over remaining tax basis of Property and Equipment	$(101,039)	$(87,551)
Non-U.S.
Excess of net book basis over remaining tax basis of Property and Equipment	(21,542)	(38,269)

Deferred tax liabilities	$(122,581)	$(125,820)

Net deferred tax liabilities	$(87,844)	$(78,639)

We recognize a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if estimates of future taxable income change. As of December 31, 2013, we had recorded a gross deferred tax asset of $29.5 million for net operating losses in Norway related to the Frontier acquisition. After considering a deferred tax liability of $20.8 million attributable to the excess of book basis over tax basis in assets, our net deferred tax asset in Norway was $8.7 million. We believe that it is more likely than not that the net deferred tax asset in Norway will not be realized, in part because we have transferred the ownership of several rigs, previously owned by our Norwegian subsidiaries, to subsidiaries in other jurisdictions. Accordingly, management recorded a valuation allowance of $8.7 million during 2013.

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

Income before income taxes consists of the following:

	Year Ended December 31,
	2013	2012	2011
United States	$114,314	$65,574	$37,485
Non-U.S.	331,596	109,351	97,417

Total	$445,910	$174,925	$134,902

The income tax provision consists of the following:

	Year Ended December 31,
	2013	2012	2011
Current- United States	$20,732	$14,637	$21,081
Current- Non-U.S.	55,691	49,108	35,913
Deferred- United States	13,425	(13,179)	(17,103)
Deferred- Non-U.S.	(4,243)	(1,878)	(9,812)

Total	$85,605	$48,688	$30,079

The following is a reconciliation of our reserve for uncertain tax positions, excluding interest and penalties:

	2013	2012	2011
Gross balance at January 1,	$37,969	$44,188	$37,307
Additions based on tax positions related to current year	532	536	930
Additions for tax positions of prior years	4,599	2,430	7,521
Reductions for tax positions of prior years	(214)	—	—
Expiration of statutes	(2,712)	(3,130)	(1,570)
Tax settlements	(7,838)	(6,055)	—

Gross balance at December 31,	32,336	37,969	44,188
Related tax benefits	(1,983)	(6,590)	(5,173)

Net reserve at December 31,	$30,353	$31,379	$39,015

The liabilities related to our reserve for uncertain tax positions are comprised of the following:

	2013	2012
Reserve for uncertain tax positions, excluding interest and penalties	$30,353	$31,379
Interest and penalties included in “Other liabilities”	6,137	10,993

Reserve for uncertain tax positions, including interest and penalties	$36,490	$42,372

If these reserves of $36.5 million are not realized, the provision for income taxes will be reduced by $36.5 million.

We include, as a component of our “Income tax provision”, potential interest and penalties related to recognized tax contingencies within our global operations. Interest and penalties resulted in an income tax expense of $0.6 million in 2013, an income tax expense of $3.6 million in 2012 and an income tax expense of $1.4 million in 2011.

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

It is reasonably possible that our existing liabilities related to our reserve for uncertain tax positions may increase or decrease in the next twelve months primarily due to the completion of open audits or the expiration of statutes of limitation. However, we cannot reasonably estimate a range of changes in our existing liabilities due to various uncertainties, such as the unresolved nature of various audits.

We conduct business globally and, as a result, we file numerous income tax returns in the U.S. and non-U.S. jurisdictions. In the normal course of business we are subject to examination by taxing authorities throughout the world, including major jurisdictions such as Brazil, India, Mexico, Nigeria, Norway, Qatar, Switzerland, the United Kingdom and the United States. We are no longer subject to U.S. Federal income tax examinations for years before 2009 and non-U.S. income tax examinations for years before 2003.

The Company conducts business through entities incorporated in the Cayman Islands, the United Kingdom, and other countries. The Company is now based in the United Kingdom, which has a statutory rate of 23.25 percent. However, the income of our non-U.K. subsidiaries is not expected to be subject to U.K. corporate tax. A possible change in tax law in the United Kingdom would result in an increase in the effective tax rate on our U.K. operations. Prior to being based in the United Kingdom, the Company was based in Switzerland. Similar to the United Kingdom, the income of our non-Swiss subsidiaries was not subject to tax in Switzerland. The Cayman Islands does not impose a corporate income tax. For purposes of the carve-out financials, a reconciliation of tax rates outside of the Cayman Islands, Switzerland and the United Kingdom to our effective rate is shown below:

	Year Ended December 31,
	2013	2012	2011
Effect of:
Tax rates which are different than the Cayman Island, Swiss and U.K. rates	17.4%	28.0%	18.9%
Increase in valuation allowance	2.0%	0.0%	0.0%
Reserve for (resolution of) tax authority audits	(0.2%)	(0.2%)	3.4%

Total	19.2%	27.8%	22.3%

In 2013, we generated and fully utilized $7.7 million of U.S. foreign tax credits. In 2012, we generated and fully utilized $17.0 million of U.S. foreign tax credits. In 2011, we fully utilized our foreign tax credits of $10.3 million.

Deferred income taxes and the related dividend withholding taxes have not been provided on undistributed earnings of our subsidiaries. We consider such earnings to be permanently reinvested. Due to complexities in the tax laws and the manner of repatriation, it is not practicable to estimate the amount of deferred income taxes associated with these unremitted earnings. If such earnings were to be distributed, we would be subject to tax, which would have a material impact on our results of operations.

The Company periodically transfers its drilling units between entities included in these combined financial statements. For the drilling units which were subject to taxes on net income in a particular jurisdiction, the Company had previously recorded deferred taxes on taxable temporary differences. Where a transfer results in a drilling unit moving to a jurisdiction where it will no longer be subject to taxes on net income, any deferred tax liability is being amortized as a reduction in income tax expense over the remaining book life of the particular unit. This benefit is net of any tax cost associated with the transfer. The unamortized tax benefit associated with these transfers totaled $46.5 million and $49.1 million at December 31, 2013 and 2012, respectively, and is included in Other Liabilities in these combined balance sheets.

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

Note 9—Credit Risks

The market for our services is the offshore oil and gas industry, and our customers consist primarily of government-owned oil companies, major integrated oil companies and independent oil and gas producers. We perform ongoing credit evaluations of our customers and do not require material collateral. We maintain reserves for potential credit losses when necessary. Our results of operations and financial condition should be considered in light of the fluctuations in demand experienced by drilling contractors as changes in oil and gas producers’ expenditures and budgets occur. These fluctuations can impact our results of operations and financial condition as supply and demand factors directly affect utilization and dayrates, which are the primary determinants of our net cash provided by operating activities.

Revenues from Petróleos Mexicanos accounted for approximately 19 percent, 21 percent, and 18 percent of our combined operating revenues in 2013, 2012 and 2011, respectively. Revenues from Petrobras accounted for approximately 17 percent, 18 percent, and 23 percent of our combined operating revenues in 2013, 2012, and 2011, respectively. No other customer accounted for more than ten percent of our combined operating revenues in 2013, 2012 or 2011.

Note 10—Commitments and Contingencies

We are a defendant in certain claims, and litigation arising in the ordinary course of business, the resolution of which, in the opinion of management, will not be material to our financial position, results of operations or cash flows. There is inherent risk in any litigation or dispute and no assurance can be given as to the outcome of these claims.

During the second quarter of 2013, we reached an agreement with the Mexican tax authorities resolving certain previously disclosed tax assessments. This settlement removes potential contingent tax exposure of $502 million in Mexico for periods prior to 2007, which includes the assessments for years 2002 through 2005 of approximately $348 million, as well as settlement for 2006. The settlement of these assessments did not have a material impact on our consolidated financial statements.

Audit claims of approximately $281 million attributable to income, customs and other business taxes have been assessed against us. We have contested, or intend to contest, these assessments, including through litigation if necessary, and we believe the ultimate resolution, for which we have not made any accrual, will not have a material adverse effect on our consolidated financial statements. Tax authorities may issue additional assessments or pursue legal actions as a result of tax audits and we cannot predict or provide assurance as to the ultimate outcome of such assessments and legal actions.

We maintain certain insurance coverage against specified marine perils which includes physical damage and loss of hire. Damage caused by hurricanes has negatively impacted the energy insurance market, resulting in more restrictive and expensive coverage for U.S. named windstorm perils.

Although we maintain insurance in the geographic areas in which we operate, pollution, reservoir damage and environmental risks generally are not fully insurable. Our insurance policies and contractual rights to indemnity may not adequately cover our losses or may have exclusions of coverage for some losses. We do not have insurance coverage or rights to indemnity for all risks, including loss of hire insurance on most of the rigs in our fleet. Uninsured exposures may include expatriate activities prohibited by U.S. laws and regulations, radiation hazards, certain loss or damage to property on board our rigs and losses relating to shore-based terrorist acts or strikes. If a significant accident or other event occurs and is not fully covered by insurance or contractual

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

indemnity, it could materially adversely affect our financial position, results of operations or cash flows. Additionally, there can be no assurance that those parties with contractual obligations to indemnify us will necessarily be financially able to indemnify us against all these risks.

We carry protection and indemnity insurance covering marine third party liability exposures, which also includes coverage for employer’s liability resulting from personal injury to our offshore drilling crews. Our protection and indemnity policy currently has a standard deductible of $10 million per occurrence, with maximum liability coverage of $750 million.

In connection with our capital expenditure program, we had outstanding commitments, including shipyard and purchase commitments of approximately $83.1 million at December 31, 2013.

Nigerian Operations

We do not have any rigs currently operating in Nigeria. However, during the fourth quarter of 2007, our Nigerian subsidiary received letters from the Nigerian Maritime Administration and Safety Agency (“NIMASA”) seeking to collect a 2 percent surcharge on contract amounts under contracts performed by “vessels,” within the meaning of Nigeria’s cabotage laws, engaged in the Nigerian coastal shipping trade. Although we do not believe that these laws apply to our ownership of drilling units, NIMASA is seeking to apply a provision of the Nigerian cabotage laws (which became effective on May 1, 2004) to our offshore drilling units by considering these units to be “vessels” within the meaning of those laws and therefore subject to the surcharge, which is imposed only upon “vessels.” Our offshore drilling units are not engaged in the Nigerian coastal shipping trade and are not in our view “vessels” within the meaning of Nigeria’s cabotage laws. In January 2008, we filed an originating summons against NIMASA and the Minister of Transportation in the Federal High Court of Lagos, Nigeria seeking, among other things, a declaration that our drilling operations do not constitute “coastal trade” or “cabotage” within the meaning of Nigeria’s cabotage laws and that our offshore drilling units are not “vessels” within the meaning of those laws. In February 2009, NIMASA filed suit against us in the Federal High Court of Nigeria seeking collection of the cabotage surcharge with respect to one of our rigs. In August 2009, the court issued a favorable ruling in response to our originating summons stating that drilling operations do not fall within the cabotage laws and that drilling rigs are not vessels for purposes of those laws. The court also issued an injunction against the defendants prohibiting their interference with our drilling rigs or drilling operations. NIMASA appealed the court’s ruling, on procedural grounds, and the court dismissed NIMASA’s lawsuit filed against us in February 2009. In December 2013, the court of appeals ruled in favor of NIMASA and quashed the high court’s decision in our favor, although there is no adverse ruling against us with respect to the merits. We intend to appeal this latest decision and take all further appropriate legal action to resist the application of Nigeria’s cabotage laws to our drilling units. The outcome of any such legal action and the extent to which we may ultimately be responsible for the surcharge is uncertain. If it is ultimately determined that offshore drilling units constitute vessels within the meaning of the Nigerian cabotage laws, we may be required to pay the surcharge and comply with other aspects of the Nigerian cabotage laws, which could adversely affect future operations in Nigerian waters and require us to incur additional costs of compliance.

Under the Nigerian Industrial Training Fund Act of 2004, as amended, (the “Act”), Nigerian companies with five or more employees must contribute annually one percent of their payroll to the Industrial Training Fund (“ITF”) established under the Act to be used for the training of Nigerian nationals with a view towards generating a pool of indigenously trained manpower. We have not paid this amount on our expatriate workers employed by our non-Nigerian employment entity in the past as we did not believe the contribution obligation was applicable to them. In October 2012, we received a demand from the ITF for payments going back to 2004 and associated penalties in respect of these expatriate employees. In February 2013, the ITF filed suit seeking payment of these

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

amounts. We do not believe that we owe the amount claimed. We have had discussions with the ITF to resolve the issue and do not believe the resolution of this matter will have a material adverse effect on our financial position or cash flows.

Other

At December 31, 2013, we had letters of credit of $26.3 million and performance and temporary import bonds totaling $128.3 million supported by surety bonds. Certain of our subsidiaries issue guarantees related to the temporary importation of rigs or equipment imported into certain countries in which we operate. These guarantees are issued in-lieu of payment of customs, value added or similar taxes in those countries.

Note 11—Segment and Related Information

We report our contract drilling operations as a single reportable segment, Contract Drilling Services, which reflects how we manage our business, and the fact that all of our drilling fleet is dependent upon the worldwide oil industry. The mobile offshore drilling units comprising our offshore rig fleet operate in a single, global market for contract drilling services and are often redeployed globally due to changing demands of our customers, which consist largely of major non-U.S. and government owned/controlled oil and gas companies throughout the world. Our contract drilling services segment conducts contract drilling operations in the United States, Mexico, Brazil, North Sea, West Africa, Middle East, and India.

The following table presents revenues and identifiable assets by country based on the location of the service provided:

	Revenues Year Ended December 31,			Identifiable Assets As of December 31,
	2013	2012	2011	2013	2012
Country:
Mexico	$367,732	$320,436	$251,577	$351,123	$472,919
Brazil	312,287	284,061	315,687	1,864,358	1,745,944
United Kingdom	245,789	141,435	120,672	196,479	143,198
The Netherlands	179,768	210,577	196,700	112,561	77,823
Qatar	139,891	74,889	102,773	130,515	114,081
USA	117,951	105,469	37,330	712,713	808,173
United Arab Emirates	108,256	79,940	84,253	152,699	185,489
Nigeria	107,750	148,961	58,485	54,539	102,614
India	103,282	58,355	102,432	200,799	226,785
Other	210,296	117,734	100,648	207,013	241,046

	$1,893,002	$1,541,857	$1,370,557	$3,982,799	$4,118,072

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

Note 12—Supplemental Cash Flow Information

The net effect of changes in other assets and liabilities on cash flows from operating activities is as follows:

	December 31,
	2013	2012	2011
Accounts receivable	$(34,582)	$(116,714)	$5,172
Other current assets	22,181	(2,941)	(34,837)
Other assets	16,451	39,484	29,944
Accounts payable	8,530	(12,485)	(15,382)
Other current liabilities	18,645	4,562	(11,632)
Other liabilities	(16,385)	(4,920)	55,323

	$14,840	$(93,014)	$28,588

Additional cash flow information is as follows:

	Year Ended December 31,
	2013	2012	2011
Cash paid during the period for:
Interest, net of amounts capitalized	$5,791	$3,856	$1,817

Note 13—Related Parties (Including Relationship with Parent and Corporate Allocations)

We have historically been managed in the normal course of business by Noble and its subsidiaries. Accordingly, certain shared costs have been allocated to us and are reflected as expenses in these financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to us for purposes of the carve-out financial statements; however, the expenses reflected in our financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if we had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future by Paragon Offshore.

Allocated costs include Noble charges including, but not limited to: corporate accounting, human resources, government affairs, information technology, shared real estate expenses, treasury, legal, employee benefits and incentives (excluding allocated postretirement benefits described below in “Employee Benefit Plans”) and stock-based compensation (excluding direct employees discussed in Note 4, “Stock-Based Compensation Plans”). Allocated costs included in contract drilling services in the accompanying Combined Statements of Income totaled $146.8 million, $112.8 million, and $95.6 million for the years ended December 31, 2013, 2012 and 2011, respectively. Allocated costs included in general, and administrative expenses in the accompanying Combined Statements of Income totaled $58.3 million, $52.9 million, and $55.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. The costs were allocated to us using various allocation inputs, such as head count, services rendered, and assets assigned to us.

Employee Benefit Plans

Employees of the Company participate in several employee benefit plans sponsored by Noble. These plans are accounted for as multi-employer benefit plans in these combined financial statements and, accordingly, our

NOBLE STANDARD-SPEC BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar amounts in tables are in thousands)

Combined Balance Sheets do not reflect any assets or liabilities related to these plans. Our Combined Income Statement includes expense allocations for these benefits. We consider the expense allocation methodology and results to be reasonable for all periods presented.

Defined Benefit Plans

Noble sponsors two U.S. noncontributory defined benefit pension plans: one covering salaried employees and the other covering hourly employees, whose initial date of employment are prior to August 31, 2004 (“qualified U.S. plans”), and three non-U.S. noncontributory defined benefit pension plans which cover certain Europe-based salaried, non-union employees. Pension benefit expense related to these plans included in the accompanying Combined Statements of Income for the years ended December 31, 2013, 2012 and 2011 totaled $11.2 million, $11.6 million and $8.3 million, respectively.

Other Benefit Plans

Noble sponsors a 401(k) defined contribution plan and a profit sharing plan, which covers employees who are not otherwise enrolled in the above defined benefit plans. Other postretirement benefit expense related to these plans included in the accompanying Combined Statements of Income for the years ended December 31, 2013, 2012 and 2011 totaled $4.8 million, $3.0 million and $2.5 million, respectively.

Note 14—Subsequent Events

There have been no subsequent events noted through March 7, 2014, the date of the financial statements, which require recognition or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Paragon Offshore Limited:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Paragon Offshore Limited at December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 7, 2014

PARAGON OFFSHORE LIMITED

BALANCE SHEET

(In whole dollars)

December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$—
Other current assets	—

Total current assets	—

Other assets	112,020

Total assets	$112,020

LIABILITIES AND EQUITY
Current liabilities
Related party accounts payable	$112,020
Accrued expenses	25

Total current liabilities	112,045

Other liabilities	—

Total liabilities	112,045

Commitments and contingencies

Equity (Note 4)
Ordinary shares (2 shares of $1 par value)	2
Subscription receivable from parent	(2)
Retained defecit	(25)

Total equity	(25)

Total liabilities and equity	$112,020

The accompanying notes are an integral part of this financial statement.

Note 1—Nature of Business

Noble Spinco Limited (“Noble Spinco”), a limited corporation, was formed on December 13, 2013 under the laws of England and Wales, and was an indirect, wholly-owned subsidiary of Noble Corporation plc (“Noble”). On February 13, 2014, Noble Spinco changed its name to Paragon Offshore Limited (“Paragon Offshore”). Paragon Offshore presently has not conducted operations and is reliant on Noble for all funding requirements.

Note 2—Separation From Noble

Noble expects to distribute all of the ordinary shares of Paragon Offshore, owned by Noble, through a series of steps, referred to herein as the “Separation.” The plan contemplates the execution of the Separation through the completion of the following steps, anticipated to be completed in 2014:

•	the segregation of Paragon Offshore’s assets and liabilities comprising the standard specification drilling business through a series of intercompany transfers;

•	the Paragon Offshore debt financings;

•	the initial public offering (“IPO”) of a portion of Paragon Offshore shares not to exceed 19.7% of its shares; and

•	the distribution of the remaining Paragon Offshore shares held by Noble to the shareholders of Noble.

As part of the Separation, Paragon Offshore expects to enter into both a master separation agreement and a tax sharing agreement whereby certain assets and liabilities of Noble’s standard-spec fleet will be transferred to Paragon Offshore entities in return for intercompany debt owed to Noble. The intercompany debt will be settled through the proceeds from the issuance of debt and the IPO noted above.

Note 3—Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of these consolidated financial statements.

Note 4—Equity

Paragon Offshore was formed through the issuance of two $1 par value ordinary shares to a subsidiary of Noble in return for an intercompany receivable. As the underlying transaction was not for cash, the receivable from Noble is shown as a reduction of equity on the December 31, 2013 balance sheet.

Note 5—Related Party Accounts Payables

Paragon Offshore relies upon Noble for certain administrative and purchasing functions. As part of this relationship, Paragon Offshore maintains certain payables with Noble. As of December 31, 2013 Paragon Offshore had $112,020 in related party accounts payables related to its initial S-1 filing with the U.S. Securities and Exchange Commission.

Note 6—Subsequent Events

There have been no subsequent events noted through March 7, 2014, the date of the financial statements, which require recognition or disclosure in the financial statements.

             Ordinary Shares

Prospectus

                    , 2014

Barclays

Deutsche Bank Securities

J.P. Morgan

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee		$51,520
FINRA filing fee		60,500
Stock exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Paragon Offshore’s articles of association provide for indemnification of directors and officers to the fullest extent allowed by U.K. law and for advancement of expenses to defend claims against directors and officers.

Paragon Offshore intends to enter into indemnity agreements with each of its directors and executive officers of Paragon Offshore.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

We have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon our formation and as described in “The Transactions” to our sole shareholder, a wholly-owned subsidiary of Noble.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1		Articles of Association of Paragon Offshore Limited

3.2	*	Form of Articles of Association of Paragon Offshore plc

4.1	*	Form of Debt Agreements

5.1	*	Opinion of Travers Smith LLP

10.1	*	Form of Master Separation Agreement

10.2	*	Form of Employee Matters Agreement

10.3	*	Form of Tax Sharing Agreement

10.4	*	Form of Transition Services Agreement

10.5	*	Form of Long-Term Incentive Plan

21.1	*	List of Subsidiaries

23.1		Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of Travers Smith LLP (included in Exhibit 5.1)

24.1	*	Powers of Attorney

99.1		Consent of Director Nominee (Robertson)

99.2		Consent of Director Nominee (Stilley)

99.3		Consent of Director Nominee (Turcotte)

99.4		Consent of Director Nominee (Williams)

*	To be filed by amendment.

(b) Financial Statement Schedules

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, England on March 7, 2014.

PARAGON OFFSHORE LIMITED

By:

/s/ Randall D. Stilley
Name: Randall D. Stilley Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Randall D. Stilley Randall D. Stilley	(Principal Executive Officer)	March 7, 2014

/s/ James A. MacLennan James A. MacLennan	(Principal Financial Officer, Principal Accounting Officer and Director)	March 7, 2014

EXHIBIT INDEX

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1		Articles of Association of Paragon Offshore Limited

3.2	*	Form of Articles of Association of Paragon Offshore plc

4.1	*	Form of Debt Agreements

5.1	*	Opinion of Travers Smith LLP

10.1	*	Form of Master Separation Agreement

10.2	*	Form of Employee Matters Agreement

10.3	*	Form of Tax Sharing Agreement

10.4	*	Form of Transition Services Agreement

10.5	*	Form of Long-Term Incentive Plan

21.1	*	List of Subsidiaries

23.1		Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of Travers Smith LLP (included in Exhibit 5.1)

24.1	*	Powers of Attorney

99.1		Consent of Director Nominee (Robertson)

99.2		Consent of Director Nominee (Stilley)

99.3		Consent of Director Nominee (Turcotte)

99.4		Consent of Director Nominee (Williams)

*	To be filed by amendment.